UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-15276

Itaú Unibanco Holding S.A.

(Exact name of registrant as specified in its charter)

Itaú Unibanco Holding S.A.

(Translation of Registrant’s Name into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Conceicao

CEP 04344-902 São Paulo, SP, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82–

TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS .................................................................................................................. 1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS ......................................... 2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION ........................................................................ 4 SELECTED FINANCIAL DATA ................................................................................................................................. 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS ................................................................................ 6 RECENT DEVELOPMENTS ...................................................................................................................................... 17 SIGNATURES ............................................................................................................................................................. 19 INDEX TO FINANCIAL STATEMENTS ................................................................................................................. F-1 i TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS .................................................................................................................. 1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS ......................................... 2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION ........................................................................ 4 SELECTED FINANCIAL DATA ................................................................................................................................. 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS ................................................................................ 6 RECENT DEVELOPMENTS ...................................................................................................................................... 17 SIGNATURES ............................................................................................................................................................. 19 INDEX TO FINANCIAL STATEMENTS ................................................................................................................. F-1 i

CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K: · “Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries; · “Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries; · “Central Bank” means the Central Bank of Brazil; Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 212 to our annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 30, 2019, or our 2018 Form 20-F. 1 CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K: · “Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries; · “Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries; · “Central Bank” means the Central Bank of Brazil; Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 212 to our annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 30, 2019, or our 2018 Form 20-F. 1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: · General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets; · General economic and political conditions, in particular in the countries where we operate; · Government regulations and tax laws and amendments to such regulations and laws; · Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures; · Disruptions and volatility in the global financial markets; · Increases in compulsory deposits and reserve requirements; · Regulation and liquidation of our business on a consolidated basis; · Obstacles for holders of our shares and ADSs to receive dividends; · Failure or hacking of our security and operational infrastructure or systems; · Our ability to protect personal data; · Strengthening of competition and industry consolidation; · Changes in our loan portfolio and changes in the value of our securities and derivatives; · Losses associated with counterparty exposure; · Our exposure to the Brazilian public debt; · Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves; · The effectiveness of our risk management policy; · Damage to our reputation; · The capacity of our controlling stockholder to conduct our business; · Difficulties during the integration of acquired or merged businesses; · Effects from socio-environmental issues; and · Other risk factors as set forth in our 2018 Form 20-F. 2 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: · General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets; · General economic and political conditions, in particular in the countries where we operate; · Government regulations and tax laws and amendments to such regulations and laws; · Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures; · Disruptions and volatility in the global financial markets; · Increases in compulsory deposits and reserve requirements; · Regulation and liquidation of our business on a consolidated basis; · Obstacles for holders of our shares and ADSs to receive dividends; · Failure or hacking of our security and operational infrastructure or systems; · Our ability to protect personal data; · Strengthening of competition and industry consolidation; · Changes in our loan portfolio and changes in the value of our securities and derivatives; · Losses associated with counterparty exposure; · Our exposure to the Brazilian public debt; · Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves; · The effectiveness of our risk management policy; · Damage to our reputation; · The capacity of our controlling stockholder to conduct our business; · Difficulties during the integration of acquired or merged businesses; · Effects from socio-environmental issues; and · Other risk factors as set forth in our 2018 Form 20-F. 2

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements. 3 The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements. 3

PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date. Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only. Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our unaudited interim consolidated financial statements. Certain other amounts that appear in this Form 6-K may not sum due to rounding. About our Financial Information The reference date for the quantitative information for balances found in this Form 6-K is as of March 31, 2019 and December 31, 2018 and the reference date for results is the three-month periods ended March 31, 2019 and 2018, except where otherwise indicated. Our unaudited interim consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. Unless otherwise stated all unaudited interim consolidated financial information related to the three-month periods ended March 31, 2019 and 2018 included in this Form 6-K was prepared in accordance with IFRS and are contained in this report on Form 6-K. Our unaudited interim consolidated financial statements as of March 31, 2019 and December 31, 2018 and for the three-month periods ended March 31, 2019 and 2018 were reviewed by PricewaterhouseCoopers Auditores Independentes independent auditors. Such financial statements are referred to herein as our unaudited interim consolidated financial statements. Please see “Note 30 – Segment Information” to our unaudited interim consolidated financial statements for further details about the main differences between our management reporting systems and our unaudited interim consolidated financial statements prepared in accordance with IFRS. Transition to IFRS 16 We adopted IFRS 16 – “Leases” under the retrospective transition method modified on January 1, 2019, using the following criteria: · unified discount rate, considering a portfolio of similar agreements; · calculation of lease liabilities and right-of-use assets at present value of remaining payments; and · review of lease agreements and terms. New financial subleases have not been recorded. Please see “Note 2 – Significant Accounting Policies” to our unaudited interim consolidated financial statements for further details about the significant accounting policies applied in the preparation of our unaudited interim consolidated financial statements in accordance with IFRS. 4 PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date. Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only. Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our unaudited interim consolidated financial statements. Certain other amounts that appear in this Form 6-K may not sum due to rounding. About our Financial Information The reference date for the quantitative information for balances found in this Form 6-K is as of March 31, 2019 and December 31, 2018 and the reference date for results is the three-month periods ended March 31, 2019 and 2018, except where otherwise indicated. Our unaudited interim consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. Unless otherwise stated all unaudited interim consolidated financial information related to the three-month periods ended March 31, 2019 and 2018 included in this Form 6-K was prepared in accordance with IFRS and are contained in this report on Form 6-K. Our unaudited interim consolidated financial statements as of March 31, 2019 and December 31, 2018 and for the three-month periods ended March 31, 2019 and 2018 were reviewed by PricewaterhouseCoopers Auditores Independentes independent auditors. Such financial statements are referred to herein as our unaudited interim consolidated financial statements. Please see “Note 30 – Segment Information” to our unaudited interim consolidated financial statements for further details about the main differences between our management reporting systems and our unaudited interim consolidated financial statements prepared in accordance with IFRS. Transition to IFRS 16 We adopted IFRS 16 – “Leases” under the retrospective transition method modified on January 1, 2019, using the following criteria: · unified discount rate, considering a portfolio of similar agreements; · calculation of lease liabilities and right-of-use assets at present value of remaining payments; and · review of lease agreements and terms. New financial subleases have not been recorded. Please see “Note 2 – Significant Accounting Policies” to our unaudited interim consolidated financial statements for further details about the significant accounting policies applied in the preparation of our unaudited interim consolidated financial statements in accordance with IFRS. 4

SELECTED FINANCIAL DATA We present below our selected financial data derived from our unaudited interim consolidated financial statements included at the end of this current report. Our unaudited interim consolidated financial statements are presented as of March 31, 2019 and December 31, 2018 and for the three-month periods ended March 31, 2019 and 2018, have been prepared in accordance with IFRS as issued by IASB. Additionally, we present a summarized version of our Consolidated Statement of Income, Balance Sheet and Statement of Cash Flows in the section “Operating and Financial Review and Prospects.” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.” Three-Month Period Ended March 31, Variation Income Information 2019 2018% (In millions of R$) Banking product 2 8,296 27,409 3.2% (1) 1 5,610 1 5,949 (2.1)% Net interest income Adjustments to fair value of financial assets and liabilities 1,583 1,201 31.8% Foreign exchange results and exchange variations on transactions 303 (145) (309.0)% (2) 1 0,800 1 0,404 3.8% Non-interest income Expected loss from financial assets and claims (3,681) (3,377) 9.0% Net banking product of expected losses from financial assets and claims 24,615 2 4,032 2.4% Other operating income (expenses) (15,077) (14,469) 4.2% Current and deferred income and social contribution taxes (2,635) (3,006) (12.3)% Net income 6 ,903 6 ,557 5.3% (1) Includes interest and similar income of financial assets at amortized cost and fair value through other comprehensive income; interest, similar income and dividends of financial assets at fair value through profit or loss; and interest and similar expenses. (2) Includes banking services fees, income related to insurance and private pension operations before claims and selling expenses and other income. As of March 31, As of December 31, Variation Balance Sheet Information 2019 2018% (In millions of R$) Total assets 1,545,971 1,552,797 (0.4)% Loan operations and lease operations portfolio 547,172 536,091 2.1% (-) Provision for expected loss (33,286) (33,373) (0.3)% (1) (1.3)p.p. Tier I capital - BIS III - in % 14.6% 15.9% (1) (1.6)p.p. Common equity tier I - BIS III - in % 13.3% 14.9% (1) Includes impacts from schedule anticipation of deductions and does not consider the additional dividend and interest on own capital. Three-Month Period Ended March 31, Variation Share Information 2019 2018 % Earning per share - basic - R$ 0 .69 0 .66 4.5% Weighted average number of outstanding shares - basic 9,728,586,278 9 ,714,380,920 0.1% Three-Month Period Ended March 31, Variation Other Information 2019 2018 % Total number of employees 99,661 99,618 0.0% Branches and CSBs – client service branches 4 ,934 4 ,976 (0.8)% (1) 4 7,953 47,086 1.8% ATM – automated teller machines (1) Includes ESBs (electronic service branches) and service points at third party locations and Banco24Horas ATMs. 5 SELECTED FINANCIAL DATA We present below our selected financial data derived from our unaudited interim consolidated financial statements included at the end of this current report. Our unaudited interim consolidated financial statements are presented as of March 31, 2019 and December 31, 2018 and for the three-month periods ended March 31, 2019 and 2018, have been prepared in accordance with IFRS as issued by IASB. Additionally, we present a summarized version of our Consolidated Statement of Income, Balance Sheet and Statement of Cash Flows in the section “Operating and Financial Review and Prospects.” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.” Three-Month Period Ended March 31, Variation Income Information 2019 2018% (In millions of R$) Banking product 2 8,296 27,409 3.2% (1) 1 5,610 1 5,949 (2.1)% Net interest income Adjustments to fair value of financial assets and liabilities 1,583 1,201 31.8% Foreign exchange results and exchange variations on transactions 303 (145) (309.0)% (2) 1 0,800 1 0,404 3.8% Non-interest income Expected loss from financial assets and claims (3,681) (3,377) 9.0% Net banking product of expected losses from financial assets and claims 24,615 2 4,032 2.4% Other operating income (expenses) (15,077) (14,469) 4.2% Current and deferred income and social contribution taxes (2,635) (3,006) (12.3)% Net income 6 ,903 6 ,557 5.3% (1) Includes interest and similar income of financial assets at amortized cost and fair value through other comprehensive income; interest, similar income and dividends of financial assets at fair value through profit or loss; and interest and similar expenses. (2) Includes banking services fees, income related to insurance and private pension operations before claims and selling expenses and other income. As of March 31, As of December 31, Variation Balance Sheet Information 2019 2018% (In millions of R$) Total assets 1,545,971 1,552,797 (0.4)% Loan operations and lease operations portfolio 547,172 536,091 2.1% (-) Provision for expected loss (33,286) (33,373) (0.3)% (1) (1.3)p.p. Tier I capital - BIS III - in % 14.6% 15.9% (1) (1.6)p.p. Common equity tier I - BIS III - in % 13.3% 14.9% (1) Includes impacts from schedule anticipation of deductions and does not consider the additional dividend and interest on own capital. Three-Month Period Ended March 31, Variation Share Information 2019 2018 % Earning per share - basic - R$ 0 .69 0 .66 4.5% Weighted average number of outstanding shares - basic 9,728,586,278 9 ,714,380,920 0.1% Three-Month Period Ended March 31, Variation Other Information 2019 2018 % Total number of employees 99,661 99,618 0.0% Branches and CSBs – client service branches 4 ,934 4 ,976 (0.8)% (1) 4 7,953 47,086 1.8% ATM – automated teller machines (1) Includes ESBs (electronic service branches) and service points at third party locations and Banco24Horas ATMs. 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS The following discussion should be read in conjunction with our unaudited interim consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4. Information on the Company” in our 2018 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set in forth in “Forward-Looking Statements” herein and in our 2018 Form 20-F. A. Operating Results Financial Results Review The table set forth below presents our summarized Consolidated Statement of Income for the three-month periods ended March 31, 2019 and 2018. The interest rates cited are expressed in Brazilian reais and include the effect of the variation in the real against foreign currencies. For more information on our banking product offerings, see “Item 4. Information on the Company” in our 2018 Form 20-F. Three-Month Period Ended March 31, Variation Summarized Consolidated Statement of Income 2019 2018 R$ million % (In millions of R$) Banking product 2 8,296 2 7,409 887 3.2 (1) 1 5,610 1 5,949 (339) (2.1) Net interest income Adjustments to fair value of financial assets and liabilities 1 ,583 1 ,201 382 3 1.8 Foreign exchange results and exchange variations on transactions 303 (145) 448 (309.0) (2) 1 0,800 1 0,404 396 3 .8 Non-interest income Expected Loss from Financial Assets and Claims (3,681) (3,377) (304) 9 .0 Other operating income (expenses) (15,077) (14,469) (608) 4.2 Income before current and deferred income tax and social contribution 9 ,538 9 ,563 (25) (0.3) Current and deferred income and social contribution taxes (2,635) (3,006) 371 (12.3) Net income 6,903 6 ,557 346 5 .3 Net income attributable to owners of the parent company 6,747 6,389 358 5 .6 (1) Includes interest and similar income of financial assets at amortized cost and fair value through other comprehensive income; interest, similar income and dividends of financial assets at fair value through profit or loss; and interest and similar expenses. (2) Includes banking services fees, income related to insurance and private pension operations before claims and selling expenses and other income. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Statement of Income. Our net income (attributable to the owners of the parent company) increased by 5.6% in the three-month period ended March 31, 2019, compared to the same period in 2018, mainly due to an increase of 3.2% in our “banking product” line item and a decrease of 12.3% in current and deferred income and social contribution taxes. This result was partially offset by increases in expected loss from financial assets and claims and other operating income (expenses) of 9.0% and 4.2%, respectively, as further described below: • Net interest income decreased by 2.1% in the three-month period ended March 31, 2019, compared to the same period in 2018. This result was mainly due to an increase of 14.0% in interest and similar expense mainly driven by an increase in time deposits. This increase is a consequence of the partial migration of funds derived from repurchase agreements backed by debentures to time deposits. This result was partially offset by an increase of 6.8% in interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income, mainly due to a change in the mix of products and segments with higher spreads (such as consumer credit and very small, small and middle market companies) in our loan portfolio, partially offset by lower returns from our structured operation products in the three-month period ended March 31, 2019 and a reduction in the spread for certain products, such as working capital, personal loans and payroll loans. Please see “Note 21 – Interest and Similar Income and Expense and Net Gain (Loss) on Investment Securities and Derivatives” to our unaudited interim consolidated financial statements for further details 6 OPERATING AND FINANCIAL REVIEW AND PROSPECTS The following discussion should be read in conjunction with our unaudited interim consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4. Information on the Company” in our 2018 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set in forth in “Forward-Looking Statements” herein and in our 2018 Form 20-F. A. Operating Results Financial Results Review The table set forth below presents our summarized Consolidated Statement of Income for the three-month periods ended March 31, 2019 and 2018. The interest rates cited are expressed in Brazilian reais and include the effect of the variation in the real against foreign currencies. For more information on our banking product offerings, see “Item 4. Information on the Company” in our 2018 Form 20-F. Three-Month Period Ended March 31, Variation Summarized Consolidated Statement of Income 2019 2018 R$ million % (In millions of R$) Banking product 2 8,296 2 7,409 887 3.2 (1) 1 5,610 1 5,949 (339) (2.1) Net interest income Adjustments to fair value of financial assets and liabilities 1 ,583 1 ,201 382 3 1.8 Foreign exchange results and exchange variations on transactions 303 (145) 448 (309.0) (2) 1 0,800 1 0,404 396 3 .8 Non-interest income Expected Loss from Financial Assets and Claims (3,681) (3,377) (304) 9 .0 Other operating income (expenses) (15,077) (14,469) (608) 4.2 Income before current and deferred income tax and social contribution 9 ,538 9 ,563 (25) (0.3) Current and deferred income and social contribution taxes (2,635) (3,006) 371 (12.3) Net income 6,903 6 ,557 346 5 .3 Net income attributable to owners of the parent company 6,747 6,389 358 5 .6 (1) Includes interest and similar income of financial assets at amortized cost and fair value through other comprehensive income; interest, similar income and dividends of financial assets at fair value through profit or loss; and interest and similar expenses. (2) Includes banking services fees, income related to insurance and private pension operations before claims and selling expenses and other income. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Statement of Income. Our net income (attributable to the owners of the parent company) increased by 5.6% in the three-month period ended March 31, 2019, compared to the same period in 2018, mainly due to an increase of 3.2% in our “banking product” line item and a decrease of 12.3% in current and deferred income and social contribution taxes. This result was partially offset by increases in expected loss from financial assets and claims and other operating income (expenses) of 9.0% and 4.2%, respectively, as further described below: • Net interest income decreased by 2.1% in the three-month period ended March 31, 2019, compared to the same period in 2018. This result was mainly due to an increase of 14.0% in interest and similar expense mainly driven by an increase in time deposits. This increase is a consequence of the partial migration of funds derived from repurchase agreements backed by debentures to time deposits. This result was partially offset by an increase of 6.8% in interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income, mainly due to a change in the mix of products and segments with higher spreads (such as consumer credit and very small, small and middle market companies) in our loan portfolio, partially offset by lower returns from our structured operation products in the three-month period ended March 31, 2019 and a reduction in the spread for certain products, such as working capital, personal loans and payroll loans. Please see “Note 21 – Interest and Similar Income and Expense and Net Gain (Loss) on Investment Securities and Derivatives” to our unaudited interim consolidated financial statements for further details 6 on Net interest income.

- **Adjustments to fair value of financial assets and liabilities** increased by 31.8% in the three-month period ended March 31, 2019, when compared to the same period in 2018. This increase was mainly due to a reduction in the fixed rate curve of Brazilian treasury bonds, leading to an increase in the mark-to-market of our portfolio of Brazilian government securities.

  Please see "Note 21 – Interest and Similar Income and Expense and Net Gain (Loss) on Investment Securities and Derivatives" to our unaudited interim consolidated financial statements for further details on Adjustments to Fair Value of Financial Assets and Liabilities.

- **Foreign exchange results and exchange variation on transactions** amounted to a gain of R$303 million in the three-month period ended March 31, 2019, compared to a loss of R$145 million in the same period in 2018, mainly due to the effect of exchange rate variations during the period, principally resulting from the Brazilian *real* depreciating 17.2% against the U.S. dollar during the three-month period ended March 31, 2019 compared to a 0.6% depreciation of the Brazilian *real* against the U.S. dollar during the same period in 2018.

- **Non-interest income** increased by 3.8% in the three-month period ended March 31, 2019, compared to the same period in 2018. This change reflected the fact that banking service fees increased by 2.7% in the three-month period ended March 31, 2019 compared to the same period in 2018, driven by: (i) increases in asset management fees (13.5% in the three-month period ended March 31, 2019 compared to same period in 2018) due to the increase of 12.9% in assets under administration in the three-month period ended March 31, 2019 compared to the same period in 2018; and (ii) fees from credit and debit card services, which increased by 3.0% in the three-month period ended March 31, 2019 compared to the same period in 2018, mainly driven by higher interchange revenues resulting from an increase in the volume of transactions and revenues from credit and debit card annuity fees.

  The following chart shows the main components of our banking service fees for the three-month periods ended March 31, 2019 and 2018:

In R$ million


9,139
153
369
412
593
1,317
2,481
3,814
8,897
158
357
443
603
1,160
2,474
3,702
1Q19
1Q18
Fees from credit and debit card services
Current account services
Asset management fees
Other
Fees for guarantees issued and credit lines
Collection commissions
Brokerage commission

  Please see "Note 22 – Banking Service Fees" to our unaudited interim consolidated financial statements for further details on banking service fees.

- **Expected Loss from Financial Assets and Claims** increased 9.0% in the three-month period ended

7

March 31, 2019 compared to the same period in 2018. The main drivers of this increase were an increase in provisions for loan losses mainly due to the change in the mix of products with higher spreads in Retail Banking segment in Brazil. This result was partially offset by a decrease in provisions for loan losses and impairment charges on our portfolio of corporate securities in our Wholesale Banking segment in Brazil. Please see “Note 10 — Loan operations and lease operations portfolio” to our unaudited interim consolidated financial statements for further details on our loan and lease operations portfolio. • Other Operating Income (Expenses) increased 4.2% in the three-month period ended March 31, 2019, compared to the same period of 2018. The main driver of this increase was personnel expenses which increased 4.6% in the three-month period ended March 31, 2019, compared to the same period of 2018, mainly due to the impact of the 2018 collective bargaining agreement entered into on September 1, 2018 (which resulted in a 5% wage increase for bank employees). We also incurred higher expenses in our operations in Latin America (ex-Brazil), as a result of the 17.2% depreciation of the Brazilian real compared to the U.S. dollar during the three-month period ended March 31, 2019. This result was partially offset by a decrease of 3.0% in administrative expenses, mainly due to lower expenses with our line item “installations”, which decreased by R$313 million, or 39.7%, reaching R$476 million in the three-month period ended March 31, 2019, compared to the same period of 2018. In the three-month period ended March 31, 2019, other operating expenses increased below inflation (4.6% - IPCA). Please see “Note 23—General and administrative expenses” to our consolidated unaudited interim financial statements for further details. • Current and deferred income and social contribution taxes decreased by 12.3% in the three-month period ended March 31, 2019, compared to the same period in 2018, mainly due to the recognition of deferred tax assets at a rate of 40%. In the first quarter of 2018 the recognition rate was 45%, in line with legislation which temporarily increased our effective tax rate. Please see “Note 24 – Taxes” to our unaudited interim consolidated financial statements for further details. Basis for Presentation of Segment Information We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is not prepared in accordance with IFRS, but according to the accounting practices adopted in Brazil as established by the Central Bank. It includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. For more information on our segments, see “Item 4. Information on the Company” in our 2018 Form 20-F and “Note 30 – Segment information” to our unaudited interim consolidated financial statements. We present below the summarized results from our operating segments from January 1, 2019 to March 31, 2019: 8 March 31, 2019 compared to the same period in 2018. The main drivers of this increase were an increase in provisions for loan losses mainly due to the change in the mix of products with higher spreads in Retail Banking segment in Brazil. This result was partially offset by a decrease in provisions for loan losses and impairment charges on our portfolio of corporate securities in our Wholesale Banking segment in Brazil. Please see “Note 10 — Loan operations and lease operations portfolio” to our unaudited interim consolidated financial statements for further details on our loan and lease operations portfolio. • Other Operating Income (Expenses) increased 4.2% in the three-month period ended March 31, 2019, compared to the same period of 2018. The main driver of this increase was personnel expenses which increased 4.6% in the three-month period ended March 31, 2019, compared to the same period of 2018, mainly due to the impact of the 2018 collective bargaining agreement entered into on September 1, 2018 (which resulted in a 5% wage increase for bank employees). We also incurred higher expenses in our operations in Latin America (ex-Brazil), as a result of the 17.2% depreciation of the Brazilian real compared to the U.S. dollar during the three-month period ended March 31, 2019. This result was partially offset by a decrease of 3.0% in administrative expenses, mainly due to lower expenses with our line item “installations”, which decreased by R$313 million, or 39.7%, reaching R$476 million in the three-month period ended March 31, 2019, compared to the same period of 2018. In the three-month period ended March 31, 2019, other operating expenses increased below inflation (4.6% - IPCA). Please see “Note 23—General and administrative expenses” to our consolidated unaudited interim financial statements for further details. • Current and deferred income and social contribution taxes decreased by 12.3% in the three-month period ended March 31, 2019, compared to the same period in 2018, mainly due to the recognition of deferred tax assets at a rate of 40%. In the first quarter of 2018 the recognition rate was 45%, in line with legislation which temporarily increased our effective tax rate. Please see “Note 24 – Taxes” to our unaudited interim consolidated financial statements for further details. Basis for Presentation of Segment Information We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is not prepared in accordance with IFRS, but according to the accounting practices adopted in Brazil as established by the Central Bank. It includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. For more information on our segments, see “Item 4. Information on the Company” in our 2018 Form 20-F and “Note 30 – Segment information” to our unaudited interim consolidated financial statements. We present below the summarized results from our operating segments from January 1, 2019 to March 31, 2019: 8

Activities with the Retail Wholesale Summarized Consolidated Statement of Income Market + Total Banking Banking Adjustments IFRS consolidated from January 1 to March 31, 2019* Corporation (a)+(b)+(c) (a) (b) (c) (In millions of R$) Banking product 1 8,570 7,113 2,525 2 8,208 88 28,296 Cost of credit (3,665) (139) - (3,804) 453 (3,351) Claims (288) (11) - (299) (31) (330) Other operating income (expenses) (9,902) (3,653) (287) (13,842) (1,235) (15,077) Income tax and social contribution (1,586) (937) (665) (3,188) 553 (2,635) Non-controlling interest in subsidiaries (54) (135) (9) (198) 42 (156) Net income 3,075 2,238 1,564 6,877 (130) 6 ,747 (*) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings (a) Retail Banking , (b) Wholesale Banking and (c) Activities with the Market and Corporation . The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. The IFRS consolidated column is the total result of our three segments plus adjustments. The following discussion should be read in conjunction with our unaudited interim consolidated financial statements, especially “Note 30 – Segment information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our unaudited interim consolidated financial statements in IFRS. (a) Retail Banking The result from this segment is derived from the banking products and services provided to a diversified customer base of account holders and non-account holders, individuals and companies in Brazil. It includes retail customers, high-income customers (Itaú Uniclass and Personnalité), and very small and small companies. It also consists of financing and lending activities at units other than the branch network and credit cards, in addition to transactions with Banco Itaú Consignado S.A. The following table shows the summarized Consolidated Statement of Income with respect to our Retail Banking segment for the three-month periods ended March 31, 2019 and 2018: Three-Month Period Ended March 31, Variation Summarized Consolidated Statement of Income - Retail banking 2019 2018 R$ million % (In millions of R$) Banking product 18,570 1 7,692 878 5 .0 Cost of credit and claims (3,953) (3,040) (913) 30.0 Other operating income (expenses) (9,902) (9,513) (389) 4.1 Income tax and social contribution (1,586) (1,922) 336 (17.5) Non-controlling interest in subsidiaries (54) (44) (10) 2 2.7 Net income 3,075 3,173 (98) (3.1) Our net income in Retail Banking decreased by 3.1% from the three-month period ended March 31, 2018 to the same period in 2019. These results are explained as follows: · Banking product increased by 5.0% in the three-month period ended March 31, 2019 compared to the same period of 2018 mainly due to a change in the mix of the products and segments with higher spreads (such as consumer credit and very small, small and middle market companies) in our loan portfolio, partially offset by a reduction in the spread for certain products, such as personal loans and payroll loans. 9 Activities with the Retail Wholesale Summarized Consolidated Statement of Income Market + Total Banking Banking Adjustments IFRS consolidated from January 1 to March 31, 2019* Corporation (a)+(b)+(c) (a) (b) (c) (In millions of R$) Banking product 1 8,570 7,113 2,525 2 8,208 88 28,296 Cost of credit (3,665) (139) - (3,804) 453 (3,351) Claims (288) (11) - (299) (31) (330) Other operating income (expenses) (9,902) (3,653) (287) (13,842) (1,235) (15,077) Income tax and social contribution (1,586) (937) (665) (3,188) 553 (2,635) Non-controlling interest in subsidiaries (54) (135) (9) (198) 42 (156) Net income 3,075 2,238 1,564 6,877 (130) 6 ,747 (*) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings (a) Retail Banking , (b) Wholesale Banking and (c) Activities with the Market and Corporation . The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. The IFRS consolidated column is the total result of our three segments plus adjustments. The following discussion should be read in conjunction with our unaudited interim consolidated financial statements, especially “Note 30 – Segment information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our unaudited interim consolidated financial statements in IFRS. (a) Retail Banking The result from this segment is derived from the banking products and services provided to a diversified customer base of account holders and non-account holders, individuals and companies in Brazil. It includes retail customers, high-income customers (Itaú Uniclass and Personnalité), and very small and small companies. It also consists of financing and lending activities at units other than the branch network and credit cards, in addition to transactions with Banco Itaú Consignado S.A. The following table shows the summarized Consolidated Statement of Income with respect to our Retail Banking segment for the three-month periods ended March 31, 2019 and 2018: Three-Month Period Ended March 31, Variation Summarized Consolidated Statement of Income - Retail banking 2019 2018 R$ million % (In millions of R$) Banking product 18,570 1 7,692 878 5 .0 Cost of credit and claims (3,953) (3,040) (913) 30.0 Other operating income (expenses) (9,902) (9,513) (389) 4.1 Income tax and social contribution (1,586) (1,922) 336 (17.5) Non-controlling interest in subsidiaries (54) (44) (10) 2 2.7 Net income 3,075 3,173 (98) (3.1) Our net income in Retail Banking decreased by 3.1% from the three-month period ended March 31, 2018 to the same period in 2019. These results are explained as follows: · Banking product increased by 5.0% in the three-month period ended March 31, 2019 compared to the same period of 2018 mainly due to a change in the mix of the products and segments with higher spreads (such as consumer credit and very small, small and middle market companies) in our loan portfolio, partially offset by a reduction in the spread for certain products, such as personal loans and payroll loans. 9

· Cost of credit and claims increased by 30.0% in the three-month period ended March 31, 2019 due to an increase in the provision for loan losses mainly due to the change in the mix of products with higher spreads. · Other operating income (expenses) increased by 4.1% in the three-month period ended March 31, 2019, compared to the same period of 2018. The main driver of this increase was personnel expenses due to the impact of the 2018 collective bargaining agreement. This result was partially offset by a decrease in administrative expenses, mainly due to lower expenses with our line item “installations”, which decreased by R$313 million, or 39.7%, reaching R$476 million in the three-month period ended March 31, 2019. · Income tax and social contribution for this segment, as well as for the Wholesale Banking and Activities with the Market and Corporation segments is calculated by adopting the full income tax rate, net of the tax effect of payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is allocated to the Activities with the Market and Corporation segment. As discussed above, our current and deferred income and social contribution taxes decreased in the three-month period ended March 31, 2019, compared to the same period in 2018, mainly due to the recognition of deferred tax assets at a rate of 40%. In the first quarter of 2018 the recognition rate was 45%, in line with legislation which temporarily increased our effective tax rate. (b) Wholesale Banking The result of this segment is derived from the products and services offered to middle-market companies, private banking clients, the activities of the Latin American units (excluding Brazil), including those of Itaú CorpBanca as of the second quarter of 2016 following the merger between Banco Itaú Chile and CorpBanca, and the activities of Itaú BBA, the unit in charge of commercial operations with large companies, in addition to operating as an investment banking unit. The following table sets out the summarized Consolidated Statement of Income with respect to our Wholesale Banking segment for the three-month periods ended March 31, 2019 and 2018: Three-Month Period Ended March 31, Variation Summarized Consolidated Statement of Income - Wholesale banking 2019 2018 R$ million % (In millions of R$) Banking product 7,113 6,821 292 4.3 Cost of credit and claims (150) (1,026) 876 (85.4) Other operating income (expenses) (3,653) (3,656) 3 (0.1) Income tax and social contribution (937) (589) (348) 5 9.1 Non-controlling interest in subsidiaries (135) (43) (92) 2 14.0 Net income 2,238 1,507 731 48.5 Our net income in Wholesale Banking increased by 48.5% from the three-month period ended March 31, 2018 to the same period of 2019. These results are explained as follows: • Banking product increased 4.3% in the period, mainly due to higher revenues from our asset management services, related to higher balances and higher performance fee from managed portfolios and investment funds. • Cost of credit and claims decreased 85.4% in the period, mainly due to a decrease of R$697 million in provisions for loan losses and of R$157 million in impairment charges on our portfolio of corporate securities in this segment. • Income tax and social contribution for this segment, as well for the Retail Banking and Activities with the Market and Corporation segments is calculated by adopting the full income tax rate, net of the tax effect of payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial 10 · Cost of credit and claims increased by 30.0% in the three-month period ended March 31, 2019 due to an increase in the provision for loan losses mainly due to the change in the mix of products with higher spreads. · Other operating income (expenses) increased by 4.1% in the three-month period ended March 31, 2019, compared to the same period of 2018. The main driver of this increase was personnel expenses due to the impact of the 2018 collective bargaining agreement. This result was partially offset by a decrease in administrative expenses, mainly due to lower expenses with our line item “installations”, which decreased by R$313 million, or 39.7%, reaching R$476 million in the three-month period ended March 31, 2019. · Income tax and social contribution for this segment, as well as for the Wholesale Banking and Activities with the Market and Corporation segments is calculated by adopting the full income tax rate, net of the tax effect of payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is allocated to the Activities with the Market and Corporation segment. As discussed above, our current and deferred income and social contribution taxes decreased in the three-month period ended March 31, 2019, compared to the same period in 2018, mainly due to the recognition of deferred tax assets at a rate of 40%. In the first quarter of 2018 the recognition rate was 45%, in line with legislation which temporarily increased our effective tax rate. (b) Wholesale Banking The result of this segment is derived from the products and services offered to middle-market companies, private banking clients, the activities of the Latin American units (excluding Brazil), including those of Itaú CorpBanca as of the second quarter of 2016 following the merger between Banco Itaú Chile and CorpBanca, and the activities of Itaú BBA, the unit in charge of commercial operations with large companies, in addition to operating as an investment banking unit. The following table sets out the summarized Consolidated Statement of Income with respect to our Wholesale Banking segment for the three-month periods ended March 31, 2019 and 2018: Three-Month Period Ended March 31, Variation Summarized Consolidated Statement of Income - Wholesale banking 2019 2018 R$ million % (In millions of R$) Banking product 7,113 6,821 292 4.3 Cost of credit and claims (150) (1,026) 876 (85.4) Other operating income (expenses) (3,653) (3,656) 3 (0.1) Income tax and social contribution (937) (589) (348) 5 9.1 Non-controlling interest in subsidiaries (135) (43) (92) 2 14.0 Net income 2,238 1,507 731 48.5 Our net income in Wholesale Banking increased by 48.5% from the three-month period ended March 31, 2018 to the same period of 2019. These results are explained as follows: • Banking product increased 4.3% in the period, mainly due to higher revenues from our asset management services, related to higher balances and higher performance fee from managed portfolios and investment funds. • Cost of credit and claims decreased 85.4% in the period, mainly due to a decrease of R$697 million in provisions for loan losses and of R$157 million in impairment charges on our portfolio of corporate securities in this segment. • Income tax and social contribution for this segment, as well for the Retail Banking and Activities with the Market and Corporation segments is calculated by adopting the full income tax rate, net of the tax effect of payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial 10 statements, is allocated in the column Activities with the Market and Corporation. As discussed above, our current and deferred income and social contribution taxes decreased in the three-month period ended March 31, 2019, compared to the same period in 2018, mainly due to the recognition of deferred tax assets at a rate of 40%. In the first quarter of 2018 the recognition rate was 45%, in line with legislation which temporarily increased our effective tax rate. (c) Activities with the Market and Corporation This segment includes the results from investing our surplus capital, the costs of our surplus subordinated debt and the net balance of tax assets and liabilities, including: (i) treasury banking, that manages mismatches of assets and liabilities (ALM—Asset and Liability Management), terms, and interest, foreign exchange and other rates; (ii) treasury trading, that manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite; and (iii) the costs of treasury operations and equity pick-up from companies not linked to any segments, as well as adjustments related to minority shareholdings in subsidiaries and our equity interest in Porto Seguro S.A. The following table shows the summarized Consolidated Statement of Income with respect to our Activities with the Market and Corporation segment for the three-month periods ended March 31, 2019 and 2018: Three-Month Period Ended March 31, Variation Summarized Consolidated Statement of Income - Activities with the Market and Corporation 2019 2018 R$ million % (In millions of R$) Banking product 2,525 2,913 (388) (13.3) Cost of Credit and Claims - - - - Other operating income (expenses) (287) (213) (74) 3 4.7 Income tax and social contribution (665) (952) 287 (30.1) Non-controlling interest in subsidiaries (9) (9) - - Net income 1 ,564 1 ,739 (175) (10.1) Our Net income decreased by 10.1% in the three-month period ended March 31, 2019, compared to the same period in 2018. This decrease was mainly due to: · Banking product decreased by 13.3% in the in the three-month period ended March 31, 2019, as a consequence of lower financial margin with the market, which includes (i) treasury banking, which manages mismatches of asset and liability terms (ALM—Asset and Liability Management), as well as interest, foreign exchange and other rates and (ii) treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite. · Income tax and social contribution for the Retail Banking and Wholesale Banking segments is calculated by adopting the full income tax rate, net of the tax effect of payment of interest on capital. The difference between the income tax amount determined for both Retail and Wholesale segments and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is allocated in “Activities with the Market and Corporation” segment. As discussed above, our current and deferred income and social contribution taxes decreased in the three-month period ended March 31, 2019, compared to the same period in 2018, mainly due to the recognition of deferred tax assets at a rate of 40%. In the first quarter of 2018 the recognition rate was 45%, in line with legislation which temporarily increased our effective tax rate. Balance Sheet We present below our summarized balance sheet as of March 31, 2019 and December 31, 2018. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Balance Sheet. 11 statements, is allocated in the column Activities with the Market and Corporation. As discussed above, our current and deferred income and social contribution taxes decreased in the three-month period ended March 31, 2019, compared to the same period in 2018, mainly due to the recognition of deferred tax assets at a rate of 40%. In the first quarter of 2018 the recognition rate was 45%, in line with legislation which temporarily increased our effective tax rate. (c) Activities with the Market and Corporation This segment includes the results from investing our surplus capital, the costs of our surplus subordinated debt and the net balance of tax assets and liabilities, including: (i) treasury banking, that manages mismatches of assets and liabilities (ALM—Asset and Liability Management), terms, and interest, foreign exchange and other rates; (ii) treasury trading, that manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite; and (iii) the costs of treasury operations and equity pick-up from companies not linked to any segments, as well as adjustments related to minority shareholdings in subsidiaries and our equity interest in Porto Seguro S.A. The following table shows the summarized Consolidated Statement of Income with respect to our Activities with the Market and Corporation segment for the three-month periods ended March 31, 2019 and 2018: Three-Month Period Ended March 31, Variation Summarized Consolidated Statement of Income - Activities with the Market and Corporation 2019 2018 R$ million % (In millions of R$) Banking product 2,525 2,913 (388) (13.3) Cost of Credit and Claims - - - - Other operating income (expenses) (287) (213) (74) 3 4.7 Income tax and social contribution (665) (952) 287 (30.1) Non-controlling interest in subsidiaries (9) (9) - - Net income 1 ,564 1 ,739 (175) (10.1) Our Net income decreased by 10.1% in the three-month period ended March 31, 2019, compared to the same period in 2018. This decrease was mainly due to: · Banking product decreased by 13.3% in the in the three-month period ended March 31, 2019, as a consequence of lower financial margin with the market, which includes (i) treasury banking, which manages mismatches of asset and liability terms (ALM—Asset and Liability Management), as well as interest, foreign exchange and other rates and (ii) treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite. · Income tax and social contribution for the Retail Banking and Wholesale Banking segments is calculated by adopting the full income tax rate, net of the tax effect of payment of interest on capital. The difference between the income tax amount determined for both Retail and Wholesale segments and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is allocated in “Activities with the Market and Corporation” segment. As discussed above, our current and deferred income and social contribution taxes decreased in the three-month period ended March 31, 2019, compared to the same period in 2018, mainly due to the recognition of deferred tax assets at a rate of 40%. In the first quarter of 2018 the recognition rate was 45%, in line with legislation which temporarily increased our effective tax rate. Balance Sheet We present below our summarized balance sheet as of March 31, 2019 and December 31, 2018. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Balance Sheet. 11

Summarized Balance Sheet - Assets	As of March 31, 2019	As of December 31, 2018	Variation R$ million	%
	(In millions of R$)			
Cash and compulsory deposits in the Central Bank of Brazil	121,654	131,307	(9,653)	(7.4)
Financial assets at amortized cost	990,063	994,759	(4,696)	(0.5)
Loan operations and lease operations portfolio	547,172	536,091	11,081	2.1
(-) Provision for Expected Loss	(33,286)	(33,373)	87	(0.3)
Other financial assets[(1)]	476,177	492,041	(15,864)	(3.2)
Financial assets at fair value through other comprehensive income	51,611	49,323	2,288	4.6
Financial assets at fair value through profit or loss	286,181	286,646	(465)	(0.2)
Investments in associates and joint ventures, fixed assets, goodwill and intangible assets and other assets	54,644	47,932	6,712	14.0
Tax assets	41,818	42,830	(1,012)	(2.4)
Total assets	**1,545,971**	**1,552,797**	**(6,826)**	**(0.4)**

(1) Includes Interbank deposits; Securities purchased under agreements to resell; Securities; and Other financial assets.

Our **Total assets** decreased by 0.4% as of March 31, 2019, compared to December 31, 2018, mainly due to a decrease in other financial assets at amortized cost. This result was partially offset by an increase in our loan and lease operations portfolio. These results are further described below:

- **Cash and compulsory deposits in the Central Bank of Brazil** decreased 7.4% as of March 31, 2019, compared to December 31, 2018. This result was mainly impacted by dividends and interest on capital paid, which increased the total amount in the period.
- **Loan operations and lease operations portfolio** increased by 2.1% as of March 31, 2019, compared to December 31, 2018, mainly due to an increase of 4.6% in our small and medium businesses portfolio, 2.3% in our Latin America portfolio and 2.0% in our individuals portfolio. Almost all types of loans to individuals increased in the three-month period ended March 31, 2019, except for credit cards, which tends to have seasonally lower results in the first quarter of the year, and rural loans. The growth of other types of loans to individuals was due to an increased demand from clients. The growth in our companies portfolio in Brazil was concentrated in the very small, small and middle-market loans and is also related to an increased client demand.

Loan and Lease Operations, by asset type	As of March 31, 2019	As of December 31, 2018	Variation R$ million	%
	(In millions of R$)			
Individuals	**216,816**	**212,564**	**4,252**	**2.0**
Credit card	77,235	78,255	(1,020)	(1.3)
Personal loans	31,438	29,543	1,895	6.4
Payroll Loans	48,835	46,878	1,957	4.2
Vehicles	16,570	15,920	650	4.1
Mortgage loans	42,738	41,968	770	1.8
Corporate	**102,825**	**102,643**	**182**	**0.2**
Small and Medium Businesses	**71,974**	**68,812**	**3,162**	**4.6**
Foreign Loans Latin America	**155,557**	**152,072**	**3,485**	**2.3**
Total Loan operations and lease operations portfolio	**547,172**	**536,091**	**11,081**	**2.1**

Please see "Note 10—Loan operations and lease operations portfolio" to our unaudited interim consolidated financial statements for further details.

- **Other financial assets** at amortized cost decreased by 3.2% as of March 31, 2019 compared to December 31, 2018, mainly due to the reduction on securities under resale agreements with free movement, reflecting the decrease in funding from securities under resale agreement.

12

Please see "Note 4 - Interbank deposits and securities purchased under agreements to resell" to our unaudited interim consolidated financial statements for further details.

- **Investments in associates and joint ventures, fixed assets, goodwill and intangible assets and other assets** increased 14.0% as of March 31, 2019 compared to December 31, 2018, mainly due to the recognition of right-of-use assets as a consequence of the adoption of IFRS 16 – "Leases" as of January 1, 2019.

  Please see "Note 18 – Other assets and liabilities" to our unaudited interim consolidated financial statements for further details.

Summarized Balance Sheet - Liabilities and stockholders' equity	As of March 31, 2019	As of December 31, 2018	Variation R$ million	%
	(In millions of R$)			
Financial Liabilities	1,147,615	1,151,237	(3,622)	(0.3)
At Amortized Cost	1,115,757	1,119,734	(3,977)	(0.4)
Deposits	461,487	463,424	(1,937)	(0.4)
Securities sold under repurchase agreements	313,808	330,237	(16,429)	(5.0)
Interbank market debt, Institutional market debt and other financial liabilities	340,462	326,073	14,389	4.4
At Fair Value Through Profit or Loss	27,980	27,711	269	1.0
Provision for Expected Loss	3,878	3,792	86	2.3
Reserves for insurance and private pension	205,041	201,187	3,854	1.9
Provisions	18,261	18,613	(352)	(1.9)
Tax liabilities	5,129	5,284	(155)	(2.9)
Other liabilities	31,266	26,010	5,256	20.2
Total liabilities	**1,407,312**	**1,402,331**	**4,981**	**0.4**
Total stockholders' equity attributed to the owners of the parent company	**124,754**	**136,782**	**(12,028)**	**(8.8)**
Non-controlling interests	13,905	13,684	221	1.6
Total stockholders' equity	138,659	150,466	(11,807)	(7.8)
Total liabilities and stockholders' equity	**1,545,971**	**1,552,797**	**(6,826)**	**(0.4)**

Total liabilities increased 0.4% as of March 31, 2019 compared to December 31, 2018, mainly due to an increase in interbank and institutional market debt and other financial liabilities and reserves for insurance and private pension. This result was offset by a decrease in securities sold under repurchase agreements at amortized cost. These results are detailed as follows:

- **Interbank and Institutional market debt and other financial liabilities** increased by 4.4% as of March 31, 2019 compared to December 31, 2018, mainly due to (i) the issuance of R$ 3.05 billion in Perpetual Subordinated Financial Notes; (ii) the recognition of right-of-use assets as a consequence of the adoption of IFRS 16 – "Leases" in 2019; (iii) an increase in foreign borrowings through securities and (iv) an increase of R$2,368 million in real estate credit bills.

- **Reserves for insurance and private pension** increased 1.9% in 2019 as of March 31, 2019, compared to December 31, 2018, mainly due to R$ 4,519 million in premiums and contribution and R$ 3,864 million in the plans' financial return. These increases were partly offset by R$ 4,081 million in redemptions.

- **Securities sold under repurchase agreements at amortized cost** decreased 5.0% as of March 31, 2019 compared to December 31, 2018, mainly due to the reduction in securities under resale agreements with free movement.

Stockholders' equity attributable to the owners of the parent company decreased by 8.8% as of March 31, 2019 compared to December 31, 2018 mainly due to dividends and interest on capital, which we pay monthly, totaling R$2,407 million, and on a supplementary basis, totaling R$17,500 million.

13

Capital-to-risk-weighted assets ratio Considering the applicable Basel III rules, our Tier I Capital was 15.9% as of December 31, 2018. Due to our Stockholder Remuneration Policy, and taking into account the effect of 2.4 percentage points after additional payment of dividends and interest on own capital, our Tier I capital reached the 13.5% target at the end of 2018. By the same measure, our Common Equity ratio was 12.5% as of December 31, 2018. Considering the 80 basis points impact of net income and other equity changes in the three-month period ended March 31, 2019, in addition to the 30 basis points impact of the additional Tier I capital approved in February 2019, our Tier I capital ratio reached 14.6% and our Common Equity Tier I ratio reached 13.3% as of March 31, 2019. Please see “Note 32 – Risk and Capital Management” to our unaudited interim consolidated financial statements for further details on our capital risk management. Cash Flows The following table sets forth the main variations in our summarized cash flows for the three-month periods ended March 31, 2019 and 2018: Three-Month Period Ended March 31, Summarized Cash Flows 2019 2018 (In millions of R$) Net cash from (used in) operating activities 8 ,055 (96,535) Net cash from (used in) investing activities (2,855) 2 ,237 Net cash from (used in) financing activities (13,642) (14,803) Net increase (decrease) in cash and cash equivalents (8,442) (109,101) Please see our unaudited interim consolidated financial statements for further details about our Consolidated Statement of Cash Flows. • Operating Activities: In the three-month period ended March 31, 2019, net cash from operating activities was R$8,055 million, mainly as a result of changes in securities purchased under agreements to resell. This result was partially offset by the increase in loan operations as a result of the growth in our credit portfolio. In the three-month period ended March 31, 2018, net cash used in operating activities was R$96,535 million mainly as a result of the changes in securities purchased under agreements to resell. Our management believes cash flows from operations, available cash balances and funds from interbank markets will be sufficient to fund our operating liquidity needs for the coming years. 14 Capital-to-risk-weighted assets ratio Considering the applicable Basel III rules, our Tier I Capital was 15.9% as of December 31, 2018. Due to our Stockholder Remuneration Policy, and taking into account the effect of 2.4 percentage points after additional payment of dividends and interest on own capital, our Tier I capital reached the 13.5% target at the end of 2018. By the same measure, our Common Equity ratio was 12.5% as of December 31, 2018. Considering the 80 basis points impact of net income and other equity changes in the three-month period ended March 31, 2019, in addition to the 30 basis points impact of the additional Tier I capital approved in February 2019, our Tier I capital ratio reached 14.6% and our Common Equity Tier I ratio reached 13.3% as of March 31, 2019. Please see “Note 32 – Risk and Capital Management” to our unaudited interim consolidated financial statements for further details on our capital risk management. Cash Flows The following table sets forth the main variations in our summarized cash flows for the three-month periods ended March 31, 2019 and 2018: Three-Month Period Ended March 31, Summarized Cash Flows 2019 2018 (In millions of R$) Net cash from (used in) operating activities 8 ,055 (96,535) Net cash from (used in) investing activities (2,855) 2 ,237 Net cash from (used in) financing activities (13,642) (14,803) Net increase (decrease) in cash and cash equivalents (8,442) (109,101) Please see our unaudited interim consolidated financial statements for further details about our Consolidated Statement of Cash Flows. • Operating Activities: In the three-month period ended March 31, 2019, net cash from operating activities was R$8,055 million, mainly as a result of changes in securities purchased under agreements to resell. This result was partially offset by the increase in loan operations as a result of the growth in our credit portfolio. In the three-month period ended March 31, 2018, net cash used in operating activities was R$96,535 million mainly as a result of the changes in securities purchased under agreements to resell. Our management believes cash flows from operations, available cash balances and funds from interbank markets will be sufficient to fund our operating liquidity needs for the coming years. 14

- **Investing Activities:** In the three-month period ended March 31, 2019, net cash used in investing activities was R$2,855 million, mainly as a result of cash received from the redemption of financial assets at amortized cost. This result was partially offset by cash received on financial assets - at fair value through other comprehensive income.

  In the three-month period ended March 31, 2018, net cash from investing activities was R$2,237 million mainly as a result of the purchase and cash received from financial assets - at fair value through other comprehensive income and purchase and cash received from redemption of financial assets at amortized cost.

- **Financing Activities:** In the three-month period ended March 31, 2019, net cash used in financing activities was R$13,642 million, mainly as a result of dividends and interest on capital paid and partially offset by redemptions in institutional markets.

  In the three-month period ended March 31, 2018, net cash used in financing activities was R$14,803 million, mainly as a result of an increase in redemptions of our subordinated debt in institutional markets and the payment of dividends and interest on capital.

B. Liquidity and Capital Resources

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve as of March 31, 2019 and 2018:

(In millions of R$)

Cash in Cash Flows	As of March 31, 2019	As of March 31, 2018	2019 Average Balance[1]
Cash	30,376	25,444	29,570
Securities purchased under agreements to resell – Funded position	37,720	45,177	45,713
Unencumbered government securities	65,551	82,809	78,349
Operational reserve	**133,647**	**153,430**	**153,632**

(1) Average calculated based on our unaudited interim consolidated financial statements.

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to "Note 15 – Deposits" to our unaudited interim consolidated financial statements for further details about funding.

Capital Expenditures

Please see "Note 13 – Fixed assets" and "Note 14 – Goodwill and Intangible assets" to our unaudited interim consolidated financial statements for details about our capital expenditures.

Capitalization

The table below presents our capitalization as of March 31, 2019. The information described is derived from our unaudited interim consolidated financial statements as of and for the nine-month period ended March 31, 2019. As of the date of this current report on Form 6-K, there has been no material change in our capitalization since March 31, 2019.

15

Capitalization	As of March 31, 2019	
	R$	US$ (1)
	(In millions of R$, except percentages)	
Current liabilities		
Deposits	309,182	79,345
Securities sold under repurchase agreements	253,467	65,047
Financial liabilities designated at fair value through profit or loss	41	11
Derivatives	11,523	2,957
Interbank market debt	85,630	21,975
Institutional market debt	7,913	2,031
Other financial liabilities	99,477	25,529
Reserves for insurance and private pension	4,100	1,052
Provisions	4,998	1,283
Tax liabilities	1,815	465
Other liabilities	30,210	7,752
Total	**808,356**	**207,447**
Long-term liabilities		
Deposits	152,305	39,086
Securities sold under repurchase agreements	60,341	15,485
Financial liabilities designated at fair value through profit or loss	143	37
Derivatives	16,273	4,176
Interbank market debt	53,931	13,840
Institutional market debt	91,750	23,546
Other financial liabilities	1,761	452
Reserves for insurance and private pension	200,941	51,567
Provision for Expected Loss	3,878	995
Provisions	13,263	3,403
Tax liabilities	3,047	782
Other liabilities	1,056	271
Total	**598,689**	**153,640**
Income tax and social contribution - deferred	**267**	**69**
Non-controlling interests	**13,905**	**3,568**
Stockholders' equity attributed to the owners of the parent company (2)	**124,754**	**32,015**
Total capitalization (3)	**1,545,971**	**396,739**
BIS ratio (4)	**16.0%**	

(1) Convenience translation at 3.8967 *reais* per U.S. dollar, the exchange rate in effect on March 31, 2019.

(2) Itaú Unibanco Holding's authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,762,230,563 preferred shares, all of which are fully paid.

(3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders' equity.

(4) Calculated by dividing total regulatory capital by risk weight assets.

Capital Management

Please see "Note 32 – Risk and Capital Management, 1.4 Maximum Exposure of Financial Assets to Credit Risk," "Note 32 – 2. Market Risk – 2.1 VaR - Consolidated Itaú Unibanco Holding" and "Note 32 – 3. Liquidity Risk" to our unaudited interim consolidated financial statements for details about Capital Management, VaR Consolidated Itaú Unibanco and Exchange rate sensitivity.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in "Note 13 - Fixed assets," "Note 14 - Goodwill and Intangible assets," "Note 32 – Risk and Capital Management, 1.1 – Collateral and policies for mitigating credit risk" and "Note 32 – 1.4 – Maximum Exposure of Financial Assets to Credit Risk" to our unaudited interim consolidated financial statements.

16

RECENT DEVELOPMENTS Regulatory Environment New Rule regarding Positive Registry of Credit Scores On April 8, 2019, the President of Brazil sanctioned Supplementary Law No. 166/2019, which changes the rules related to the Positive Registry of credit scores in Brazil. The registry will allow each Brazilian to have a credit score, defined according to the payment of their bills, such as bank loans, credit card invoices and utility bills for water, electricity and telephone lines. The good payer will have a higher score that can be considered by financial institutions when it comes to granting consumer credit. The Positive Registry has existed since 2011, but it required the consumer’s authorization to open his or her registry in the database. With this new law, the onboarding will be automatic, with the possibility of the consumer to opt out. The Positive Registry includes information on credit operations paid or in progress. The database cannot collect personal information that is not related to the credit risk analysis. Guidelines for implementation of Open Banking in Brazil On April 25, 2019, the Central Bank announced the initial guidelines for open banking regulation in Brazil through Notice No. 33,455. Open banking consists of the sharing of data and payment solutions by financial institutions and other authorized entities, upon customer’s authorization and via integration of information systems. The Central Bank has looked at open banking as an important tool for innovation in the financial market, making the banking industry more efficient and competitive. According to Notice No. 33,455, the Brazilian open banking model will be comprised of financial institutions, payment institutions and other Central Bank-licensed entities by making it possible to share, in a phased-in approach, (i) data on products and services, (ii) customer record data, and (iii) customer transaction data. Open banking will eventually cover the provision of payment services. The criteria and specifications of each phase will be specified by Central Bank on specific regulation and self-regulation yet to be issued. Within this context, Central Bank-licensed entities opting to join the open banking ecosystem must share the information listed above with other participating institutions. At its inception, however, the open banking model will only be compulsory for financial institutions belonging to prudential conglomerates in segments S1 and S2. Compulsory joining will gradually extend to the other Central Bank-licensed entities. With regards to customer data, customer authorization will always be required. The Central Bank expects to submit the first draft of the proposed regulation for public consultation during the second half of 2019 to define the scope, application, responsibilities, minimum operational requirements, internal controls, risk management and other minimum conditions for the contractual relation between authorized institutions and unauthorized third entities, as well as the corresponding timeframe for phase-in arrangements. The technological and safety standards, in turn, are to be set via self-regulation by the participating entities under the supervision of BCB, which is charged with ensuring that access to the open banking environment is non-discriminatory and adequately represents all industry segments adhering to it. According to the Central Bank, the open banking environment is expected to be operational in the second half of 2020. Provisional Measure on Economic Freedom On April 30, 2019, the President of Brazil issued Provisional Measure No. 881, which created the Declaration of Economic Freedom Rights, or the MP on Economic Freedom, established free market guarantees and the need for a regulatory impact review in order to enact and amend rules, among other important issues. It was published and came into force on the same date, except for certain provisions that are subject to regulation. The MP on Economic 17 RECENT DEVELOPMENTS Regulatory Environment New Rule regarding Positive Registry of Credit Scores On April 8, 2019, the President of Brazil sanctioned Supplementary Law No. 166/2019, which changes the rules related to the Positive Registry of credit scores in Brazil. The registry will allow each Brazilian to have a credit score, defined according to the payment of their bills, such as bank loans, credit card invoices and utility bills for water, electricity and telephone lines. The good payer will have a higher score that can be considered by financial institutions when it comes to granting consumer credit. The Positive Registry has existed since 2011, but it required the consumer’s authorization to open his or her registry in the database. With this new law, the onboarding will be automatic, with the possibility of the consumer to opt out. The Positive Registry includes information on credit operations paid or in progress. The database cannot collect personal information that is not related to the credit risk analysis. Guidelines for implementation of Open Banking in Brazil On April 25, 2019, the Central Bank announced the initial guidelines for open banking regulation in Brazil through Notice No. 33,455. Open banking consists of the sharing of data and payment solutions by financial institutions and other authorized entities, upon customer’s authorization and via integration of information systems. The Central Bank has looked at open banking as an important tool for innovation in the financial market, making the banking industry more efficient and competitive. According to Notice No. 33,455, the Brazilian open banking model will be comprised of financial institutions, payment institutions and other Central Bank-licensed entities by making it possible to share, in a phased-in approach, (i) data on products and services, (ii) customer record data, and (iii) customer transaction data. Open banking will eventually cover the provision of payment services. The criteria and specifications of each phase will be specified by Central Bank on specific regulation and self-regulation yet to be issued. Within this context, Central Bank-licensed entities opting to join the open banking ecosystem must share the information listed above with other participating institutions. At its inception, however, the open banking model will only be compulsory for financial institutions belonging to prudential conglomerates in segments S1 and S2. Compulsory joining will gradually extend to the other Central Bank-licensed entities. With regards to customer data, customer authorization will always be required. The Central Bank expects to submit the first draft of the proposed regulation for public consultation during the second half of 2019 to define the scope, application, responsibilities, minimum operational requirements, internal controls, risk management and other minimum conditions for the contractual relation between authorized institutions and unauthorized third entities, as well as the corresponding timeframe for phase-in arrangements. The technological and safety standards, in turn, are to be set via self-regulation by the participating entities under the supervision of BCB, which is charged with ensuring that access to the open banking environment is non-discriminatory and adequately represents all industry segments adhering to it. According to the Central Bank, the open banking environment is expected to be operational in the second half of 2020. Provisional Measure on Economic Freedom On April 30, 2019, the President of Brazil issued Provisional Measure No. 881, which created the Declaration of Economic Freedom Rights, or the MP on Economic Freedom, established free market guarantees and the need for a regulatory impact review in order to enact and amend rules, among other important issues. It was published and came into force on the same date, except for certain provisions that are subject to regulation. The MP on Economic 17

Freedom creates the Declaration of Economic Freedom Rights, which are owned by all individuals and legal entities, and which are classified as essential to Brazil’s economic development and growth. Generally speaking, these rules include free enterprise, free pricing, free competition and legal certainty with respect to the administration’s conduct, free will and good faith, use of technology innovations despite the obsolescence of current rules, recognition of digital documents as a means to cut red tape, tacit approval for requests of certain public acts of deregulation of the economic activity if the competent authority is silent, among others. It also establishes the duty of the public administration and other applicable entities to avoid the abuse of regulatory power, which may distort the market rules in the following manners, among others: (i) to favor an economic group, or professional, to the detriment of other competitors; (ii) to prevent the entry of new domestic or foreign competitors into the market; (iii) to require technical specifications that are not necessary to achieve the desired goal; (iv) to increase transaction costs without demonstrating the benefits; (v) to create an artificial or compulsory demand for products, services, or professional activities, including the use of notaries, registries or enrollments; and (vi) to introduce limits on the free formation of business companies or economic activities. With the same purpose, the proposals for enactment of and amendment to normative rulings of general interest for market players or services users, enacted by a federal public administration body or entity (including independent government agencies and public foundations), will be preceded by a regulatory impact review, which will contain information and data on possible effects of the normative ruling to find out the reasonableness of its economic impact. The MP on Economic Freedom also amends several other federal laws to reinforce the aforementioned principles. Article 62 of the Federal Constitution enables the President of Brazil to enact provisional measures in important and urgent cases. However, they must be immediately submitted to the Brazilian Congress, which may approve or reject them, within 60 days (extendable for an equal period), with the possibility of being modified during their processing. If this provisional measure is not approved within this timeframe of 60 days, it will lose its effects. 18 Freedom creates the Declaration of Economic Freedom Rights, which are owned by all individuals and legal entities, and which are classified as essential to Brazil’s economic development and growth. Generally speaking, these rules include free enterprise, free pricing, free competition and legal certainty with respect to the administration’s conduct, free will and good faith, use of technology innovations despite the obsolescence of current rules, recognition of digital documents as a means to cut red tape, tacit approval for requests of certain public acts of deregulation of the economic activity if the competent authority is silent, among others. It also establishes the duty of the public administration and other applicable entities to avoid the abuse of regulatory power, which may distort the market rules in the following manners, among others: (i) to favor an economic group, or professional, to the detriment of other competitors; (ii) to prevent the entry of new domestic or foreign competitors into the market; (iii) to require technical specifications that are not necessary to achieve the desired goal; (iv) to increase transaction costs without demonstrating the benefits; (v) to create an artificial or compulsory demand for products, services, or professional activities, including the use of notaries, registries or enrollments; and (vi) to introduce limits on the free formation of business companies or economic activities. With the same purpose, the proposals for enactment of and amendment to normative rulings of general interest for market players or services users, enacted by a federal public administration body or entity (including independent government agencies and public foundations), will be preceded by a regulatory impact review, which will contain information and data on possible effects of the normative ruling to find out the reasonableness of its economic impact. The MP on Economic Freedom also amends several other federal laws to reinforce the aforementioned principles. Article 62 of the Federal Constitution enables the President of Brazil to enact provisional measures in important and urgent cases. However, they must be immediately submitted to the Brazilian Congress, which may approve or reject them, within 60 days (extendable for an equal period), with the possibility of being modified during their processing. If this provisional measure is not approved within this timeframe of 60 days, it will lose its effects. 18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2019.

Itaú Unibanco Holding S.A.

By:	/s/ Alexsandro Broedel
	Name:	Alexsandro Broedel
	Title:	Group Executive Finance Director and Head of Investor Relations

By:	/s/ Milton Maluhy Filho
	Name:	Milton Maluhy Filho
	Title:	Chief Financial Officer

Itaú Unibanco Holding S.A. and its subsidiaries Consolidated interim financial statements at March 31, 2019 and report on review F-1Itaú Unibanco Holding S.A. and its subsidiaries Consolidated interim financial statements at March 31, 2019 and report on review F-1

Report on review of consolidated interim financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying consolidated interim financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ( Company ), which comprise the consolidated balance sheet as at March 31, 2019, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information. Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity , respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion on the consolidated interim financial statements Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2019, and their consolidated financial performance and cash flows for the three-month period then ended, in accordance with IAS 34 - Interim Financial Reporting , issued by the International Accounting Standards Board (IASB). F-2Report on review of consolidated interim financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying consolidated interim financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ( Company ), which comprise the consolidated balance sheet as at March 31, 2019, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information. Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity , respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion on the consolidated interim financial statements Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2019, and their consolidated financial performance and cash flows for the three-month period then ended, in accordance with IAS 34 - Interim Financial Reporting , issued by the International Accounting Standards Board (IASB). F-2

Itaú Unibanco Holding S.A. Other matters Consolidated Statement of value added We have also reviewed the consolidated statement of value added for the three-month period ended March 31, 2019, prepared under the responsibility of the Company's management and presented as supplementary information. This statement was subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not properly prepared, in all material respects, in relation to the consolidated interim financial statements taken as a whole. São Paulo, May 2, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 F-3Itaú Unibanco Holding S.A. Other matters Consolidated Statement of value added We have also reviewed the consolidated statement of value added for the three-month period ended March 31, 2019, prepared under the responsibility of the Company's management and presented as supplementary information. This statement was subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not properly prepared, in all material respects, in relation to the consolidated interim financial statements taken as a whole. São Paulo, May 2, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 F-3

Itaú Unibanco Holding S.A.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

Assets	Note	03/31/2019	12/31/2018
Cash		30,376	37,159
Financial Assets		1,419,133	1,424,876
Compulsory deposits in the Central Bank of Brazil		91,278	94,148
At Amortized Cost		990,063	994,759
Interbank deposits	4	26,325	26,420
Securities purchased under agreements to resell	4	259,595	280,136
Securities	9	113,924	110,395
Loan operations and lease operations portfolio	10	547,172	536,091
Other financial assets	18a	76,333	75,090
(-) Provision for Expected Loss		(33,286)	(33,373)
At Fair Value Through Other Comprehensive Income		51,611	49,323
Securities	8	51,611	49,323
At Fair Value Through Profit or Loss		286,181	286,646
Securities	5	262,097	263,180
Derivatives	6 and 7	24,084	23,466
Investments in associates and joint ventures	11	12,068	12,019
Fixed assets, net	13	7,279	7,302
Goodwill and Intangible assets, net	14	19,649	19,329
Tax assets		41,818	42,830
Income tax and social contribution - current		2,938	2,831
Income tax and social contribution - deferred	24b	31,505	32,781
Other		7,375	7,218
Other assets	18a	15,648	9,282
Total assets		**1,545,971**	**1,552,797**

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Itaú Unibanco Holding S.A.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

Liabilities and stockholders' equity	Note	03/31/2019	12/31/2018
Financial Liabilities		1,147,615	1,151,237
At Amortized Cost		1,115,757	1,119,734
Deposits	15	461,487	463,424
Securities sold under repurchase agreements	17a	313,808	330,237
Interbank market debt	17b	139,561	134,670
Institutional market debt	17c	99,663	93,974
Other financial liabilities	18b	101,238	97,429
At Fair Value Through Profit or Loss		27,980	27,711
Derivatives	6 and 7	27,796	27,519
Structured notes	16	184	192
Provision for Expected Loss	10	3,878	3,792
Loan Commitments		2,670	2,601
Financial Guarantees		1,208	1,191
Reserves for insurance and private pension	27c	205,041	201,187
Provisions	29	18,261	18,613
Tax liabilities	24c	5,129	5,284
Income tax and social contribution - current		1,815	2,058
Income tax and social contribution - deferred	24b	267	447
Other		3,047	2,779
Other liabilities	18b	31,266	26,010
Total liabilities		**1,407,312**	**1,402,331**
Capital	19a	97,148	97,148
Treasury shares	19a	(1,334)	(1,820)
Additional paid-in capital	19c	1,755	2,120
Appropriated reserves	19c	950	13,480
Unappropriated reserves	19c	29,917	29,666
Cumulative other comprehensive income		(3,682)	(3,812)
Total stockholders' equity attributed to the owners of the parent company		**124,754**	**136,782**
Non-controlling interests	19d	13,905	13,684
Total stockholders' equity		**138,659**	**150,466**
Total liabilities and stockholders' equity		**1,545,971**	**1,552,797**

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Itaú Unibanco Holding S.A.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income
Periods ended
(In millions of Reais, except for number of shares and earnings per share information)

	Note	01/01 to 03/31/2019	01/01 to 03/31/2018
Banking product		**28,296**	**27,409**
Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income	21a	28,192	26,407
Interest, similar income and dividend of financial assets at fair value through profit or loss		6,142	5,973
Interest and similar expenses	21b	(18,724)	(16,431)
Adjustments to Fair Value of Financial Assets and Liabilities	21c	1,583	1,201
Foreign exchange results and exchange variations on transactions		303	(145)
Banking service fees	22	9,139	8,897
Income related to insurance and private pension operations before claim and selling expenses		1,097	1,052
Income related to insurance and private pension		4,511	6,055
Change in reserves for insurance and private pension		(3,414)	(5,003)
Other income		564	455
Expected Loss from Financial Assets and Claims		**(3,681)**	**(3,377)**
Expected Loss with Loan Operations and Lease Operations	10c	(3,342)	(2,885)
Expected Loss with Other Financial Assets		(9)	(213)
(Expenses) Recovery of claims		(330)	(279)
Net Banking Product of Expected Losses from Financial Assets and Claims		**24,615**	**24,032**
Other operating income (expenses)		**(15,077)**	**(14,469)**
General and administrative expenses	23	(13,482)	(12,804)
Tax expenses		(1,824)	(1,792)
Share of profit or (loss) in associates and joint ventures	11	229	127
Income before income tax and social contribution		**9,538**	**9,563**
Current income tax and social contribution	24a	(1,669)	(1,579)
Deferred income tax and social contribution	24a	(966)	(1,427)
Net income		**6,903**	**6,557**
Net income attributable to owners of the parent company	25	6,747	6,389
Net income attributable to non-controlling interests	19d	156	168
Earnings per share - basic	25		
Common		0.69	0.66
Preferred		0.69	0.66
Earnings per share - diluted	25		
Common		0.69	0.65
Preferred		0.69	0.65
Weighted average number of shares outstanding - basic	25		
Common		4,958,290,359	4,958,290,359
Preferred		4,770,295,919	4,756,090,561
Weighted average number of shares outstanding - diluted	25		
Common		4,958,290,359	4,958,290,359
Preferred		4,806,592,987	4,800,236,634

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Itaú Unibanco Holding S.A. ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income Periods ended (In millions of Reais) 01/01 to 01/01 to Note 03/31/2019 03/31/2018 Net income 6,903 6,557 Financial assets at fair value through other comprehensive income 210 119 Change in fair value 229 183 Income tax effect (44) (12) (Gains) / losses transferred to income statement 21c 41 (95) Income tax effect (16) 43 Hedge (118) (351) Cash flow hedge 7 38 (56) Change in fair value 91 (91) Income tax effect (53) 35 Hedge of net investment in foreign operation 7 (156) (295) Change in fair value (274) (491) Income tax effect 118 196 (*) Remeasurements of liabilities for post-employment benefits 2 - Remeasurements 26 4 8 Income tax effect (2) (8) Foreign exchange differences on foreign investments 36 284 Total other comprehensive income 130 52 Total comprehensive income 7,033 6,609 Comprehensive income attributable to non-controlling interests 156 168 Comprehensive income attributable to the owners of the parent company 6,877 6,441 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements. F-7 Itaú Unibanco Holding S.A. ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income Periods ended (In millions of Reais) 01/01 to 01/01 to Note 03/31/2019 03/31/2018 Net income 6,903 6,557 Financial assets at fair value through other comprehensive income 210 119 Change in fair value 229 183 Income tax effect (44) (12) (Gains) / losses transferred to income statement 21c 41 (95) Income tax effect (16) 43 Hedge (118) (351) Cash flow hedge 7 38 (56) Change in fair value 91 (91) Income tax effect (53) 35 Hedge of net investment in foreign operation 7 (156) (295) Change in fair value (274) (491) Income tax effect 118 196 (*) Remeasurements of liabilities for post-employment benefits 2 - Remeasurements 26 4 8 Income tax effect (2) (8) Foreign exchange differences on foreign investments 36 284 Total other comprehensive income 130 52 Total comprehensive income 7,033 6,609 Comprehensive income attributable to non-controlling interests 156 168 Comprehensive income attributable to the owners of the parent company 6,877 6,441 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements. F-7

Itaú Unibanco Holding S.A. ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended March 31, 2019 and 2018 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Additional Remeasurements Cumulative equity – owners equity – non- Total Treasury Appropriated Unappropriated Retained Gains and at Fair Value Capital paid-in of liabilities of post- translation of the parent controlling shares reserves reserves earnings losses – Through Other capital employment adjustments company interests (2) Comprehensive hedge benefits abroad (1) Income Balance at 01/01/2018 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 - 1,247 (274) 397 - (2,350) - - - - (980) 212 (768) Transactions with owners Treasury shares - 1,247 356 (534) - - - - - - 1,069 - 1,069 Cancellation of Shares – Meeting of the Board of Directors 12/15/2017 - 534 - (534) - - - - - - - - - Result of delivery of treasury shares - 713 356 - - - - - - - 1,069 - 1,069 - - (630) - - - - - - - (630) - (630) Recognition of stock-based payment plans (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 309 309 Dividends / interest on capital – Special profit reserve - - - 931 - (2,350) - - - - (1,419) (97) (1,516) Dividends / Interest on capital paid in 2018 – declared after 12/31/2017 - - - (13,673) - - - - - - (13,673) - (13,673) Corporate reorganizations - - - (157) - - - - - - (157) - (157) Other - - - 22 - - - - - 22 - 22 - - - - - 6,389 119 - 284 (351) 6,441 168 6,609 Total comprehensive income - - - - - 6,389 - - - - 6,389 168 6,557 Net income - - - - - - 119 - 284 (351) 52 - 52 Other comprehensive income for the period Appropriations: Legal reserve - - - 277 (277) - - - - - - - Statutory reserve - - - 2,912 850 (3,762) - - - - - - - 97,148 (1,496) 1,656 2,255 26,902 - (825) (825) 2,951 (4,735) 123,031 13,358 136,389 Balance at 03/31/2018 Change in the period - 1 ,247 (2 74) (1 0,244) 872 - 119 - 284 (351) (8,347) 380 (7,967) Balance at 01/01/2019 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 - 486 (365) 863 - (2,407) - - - - (1,423) 65 (1,358) Transactions with owners Treasury shares - 486 345 - - - - - - - 831 - 831 Result of delivery of treasury shares - 486 345 - - - - - - - 831 - 831 - - (710) - - - - - - - (710) - (710) Recognition of stock-based payment plans - - - - - - - - - - - 289 289 (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - 863 - (2,407) - - - - (1,544) (224) (1,768) Dividends Dividends / Interest on capital paid in 2019 – declared after 12/31/2018 - - - (17,500) - - - - - - (17,500) - (17,500) Unclaimed dividends - - - - - 14 - - - - 14 - 14 (3) Other - - - - 4 - - - - - 4 - 4 Total comprehensive income - - - - - 6,747 210 2 36 (118) 6,877 156 7,033 Net income - - - - - 6,747 - - - - 6,747 156 6,903 - - - - - - 210 2 36 (118) 130 - 130 Other comprehensive income for the period Appropriations: - - - 325 - (325) - - - - - - - Legal reserve Statutory reserve - - - 3,782 247 (4,029) - - - - - - - Balance at 03/31/2019 97,148 (1,334) 1,755 950 29,917 - (900) (987) 3,842 (5,637) 124,754 13,905 138,659 Change in the period - 486 (3 65) (1 2,530) 251 - 210 2 36 (1 18) (1 2,028) 221 (1 1,807) (1) Includes Share of Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income. (2) Includes Cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements. F-8 Itaú Unibanco Holding S.A. ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended March 31, 2019 and 2018 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Additional Remeasurements Cumulative equity – owners equity – non- Total Treasury Appropriated Unappropriated Retained Gains and at Fair Value Capital paid-in of liabilities of post- translation of the parent controlling shares reserves reserves earnings losses – Through Other capital employment adjustments company interests (2) Comprehensive hedge benefits abroad (1) Income Balance at 01/01/2018 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 - 1,247 (274) 397 - (2,350) - - - - (980) 212 (768) Transactions with owners Treasury shares - 1,247 356 (534) - - - - - - 1,069 - 1,069 Cancellation of Shares – Meeting of the Board of Directors 12/15/2017 - 534 - (534) - - - - - - - - - Result of delivery of treasury shares - 713 356 - - - - - - - 1,069 - 1,069 - - (630) - - - - - - - (630) - (630) Recognition of stock-based payment plans (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 309 309 Dividends / interest on capital – Special profit reserve - - - 931 - (2,350) - - - - (1,419) (97) (1,516) Dividends / Interest on capital paid in 2018 – declared after 12/31/2017 - - - (13,673) - - - - - - (13,673) - (13,673) Corporate reorganizations - - - (157) - - - - - - (157) - (157) Other - - - 22 - - - - - 22 - 22 - - - - - 6,389 119 - 284 (351) 6,441 168 6,609 Total comprehensive income - - - - - 6,389 - - - - 6,389 168 6,557 Net income - - - - - - 119 - 284 (351) 52 - 52 Other comprehensive income for the period Appropriations: Legal reserve - - - 277 (277) - - - - - - - Statutory reserve - - - 2,912 850 (3,762) - - - - - - - 97,148 (1,496) 1,656 2,255 26,902 - (825) (825) 2,951 (4,735) 123,031 13,358 136,389 Balance at 03/31/2018 Change in the period - 1 ,247 (2 74) (1 0,244) 872 - 119 - 284 (351) (8,347) 380 (7,967) Balance at 01/01/2019 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 - 486 (365) 863 - (2,407) - - - - (1,423) 65 (1,358) Transactions with owners Treasury shares - 486 345 - - - - - - - 831 - 831 Result of delivery of treasury shares - 486 345 - - - - - - - 831 - 831 - - (710) - - - - - - - (710) - (710) Recognition of stock-based payment plans - - - - - - - - - - - 289 289 (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - 863 - (2,407) - - - - (1,544) (224) (1,768) Dividends Dividends / Interest on capital paid in 2019 – declared after 12/31/2018 - - - (17,500) - - - - - - (17,500) - (17,500) Unclaimed dividends - - - - - 14 - - - - 14 - 14 (3) Other - - - - 4 - - - - - 4 - 4 Total comprehensive income - - - - - 6,747 210 2 36 (118) 6,877 156 7,033 Net income - - - - - 6,747 - - - - 6,747 156 6,903 - - - - - - 210 2 36 (118) 130 - 130 Other comprehensive income for the period Appropriations: - - - 325 - (325) - - - - - - - Legal reserve Statutory reserve - - - 3,782 247 (4,029) - - - - - - - Balance at 03/31/2019 97,148 (1,334) 1,755 950 29,917 - (900) (987) 3,842 (5,637) 124,754 13,905 138,659 Change in the period - 486 (3 65) (1 2,530) 251 - 210 2 36 (1 18) (1 2,028) 221 (1 1,807) (1) Includes Share of Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income. (2) Includes Cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements. F-8

Itaú Unibanco Holding S.A.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	Notand	01/01 to 03/31/2019	01/01 to 03/31/2018
Adjusted net income		**14,720**	**18,185**
Net income		6,903	6,557
Adjustments to net income:		**7,817**	**11,628**
Share-based payment		(562)	(630)
Financial assets through Profit or Loss and Derivatives		388	2,592
Effects of changes in exchange rates on cash and cash equivalents		1,458	71
Expected Loss from Financial Assets and Claims		3,681	3,377
Interest and foreign exchange expense from operations with subordinated debt		725	1,069
Change in reserves for insurance and private pension		3,414	5,003
Depreciation and amortization	13 and 14	844	859
Interest expenses related to provision for contingent and legal liabilities		334	309
Provision for contingent and legal liabilities		89	280
Interest income related to escrow deposits		(52)	(46)
Deferred taxes (excluding hedge tax effects)	24b	1,076	1,846
Share of profit or (loss) in associates and joint ventures		(229)	(127)
(Gain) loss on Financial assets - At fair value through other comprehensive income	21c	41	(95)
Interest and foreign exchange income of financial assets at fair value through other comprehensive income		(2,351)	(2,231)
Interest and foreign exchange of financial assets at amortized cost		(770)	(559)
(Gain) loss on sale of investments and fixed assets		(66)	(48)
Other		(203)	(42)
Change in assets and liabilities		**(6,665)**	**(114,720)**
(Increase) decrease in assets		**(2,062)**	**(122,801)**
Interbank deposits		1,960	(6,058)
Securities purchased under agreements to resell		15,559	(102,116)
Compulsory deposits with the Central Bank of Brazil		2,870	2,846
Loan operations		(14,438)	(2,018)
Derivatives (assets / liabilities)		(334)	1,369
Financial assets designated at fair value through profit or loss		688	(2,592)
Other financial assets		(1,191)	(3,156)
Other tax assets		(264)	1,711
Other assets		(6,912)	(12,787)
(Decrease) increase in liabilities		**(4,603)**	**8,081**
Deposits		(1,937)	2,950
Deposits received under securities repurchase agreements		(16,429)	(13,573)
Funds from interbank markets		4,891	7,411
Funds from institutional markets		2,421	(429)
Other financial liabilities		3,810	(1,245)
Financial liabilities at fair value throught profit or loss		(8)	(6)
Technical reserve for insurance and private pension		110	92
Provisions		(837)	(764)
Tax liabilities		155	(657)
Other liabilities		5,271	16,407
Payment of income tax and social contribution		(2,050)	(2,105)
Net cash from (used in) operating activities		**8,055**	**(96,535)**
Dividends / Interest on capital received from investments in associates and joint ventures		36	112
Cash received on financial assets - At fair value through other comprehensive income		5,466	2,967
Cash received from redemption of financial assets at amortized cost		1,439	8,793
Cash upon sale of investments in associates and joint ventures		73	98
Cash upon sale of fixed assets	13	11	76
Purchase of financial assets at fair value through other comprehensive income		(8,879)	(8,775)
Purchase of financial assets at amortized cost		(51)	(532)
Purchase of investments in associates and joint ventures		-	(8)
Purchase of fixed assets	13	(345)	(213)
Purchase of intangible assets	14	(605)	(281)
Net cash from (used in) investing activities		**(2,855)**	**2,237**
Funding from institutional markets		3,050	2,493
Redemptions in institutional markets		(508)	(4,017)
Change in non-controlling interests stockholders		229	309
Result of delivery of treasury shares		683	1,069
Dividends and interest on capital paid to non-controlling interests		(164)	(97)
Dividends and interest on capital paid		(16,932)	(14,560)
Net cash from (used in) financing activities		**(13,642)**	**(14,803)**
Net increase (decrease) in cash and cash equivalents	2.4c	**(8,442)**	**(109,101)**
Cash and cash equivalents at the beginning of the period		95,558	186,478
Effects of changes in exchange rates on cash and cash equivalents		(1,458)	(71)
Cash and cash equivalents at the end of the period		85,658	77,306
Cash		30,376	25,444
Interbank deposits		5,160	4,606
Securities purchased under agreements to resell		50,122	47,256
Additional information on cash flow (Mainly Operating activities)			
Interest received		32,423	24,078
Interest paid		22,409	22,180
Non-cash transactions			
Loans transferred to assets held for sale		-	-
Dividends and interest on capital declared and not yet paid		1,579	1,467

The accompanying notes are an integral part of these consolidated financial statements.

F-9

Itaú Unibanco Holding S.A. ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 03/31/2019 and 12/31/2018 for balance sheet accounts and From 01/01 to 03/31/2019 and 2018 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING is present in 19 countries and offers a wide variety of financial products and services to individual and corporate customers, through its branches, subsidiaries and international associates. It operates in all modalities of banking activities, by means of its portfolios: commercial; investment; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. Its operations are divided into three segments: Retail Bank, Wholesale Bank, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING common shares. These consolidated financial statements were approved by the Executive Board on May 02, 2019. F-10 Itaú Unibanco Holding S.A. ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 03/31/2019 and 12/31/2018 for balance sheet accounts and From 01/01 to 03/31/2019 and 2018 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING is present in 19 countries and offers a wide variety of financial products and services to individual and corporate customers, through its branches, subsidiaries and international associates. It operates in all modalities of banking activities, by means of its portfolios: commercial; investment; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. Its operations are divided into three segments: Retail Bank, Wholesale Bank, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING common shares. These consolidated financial statements were approved by the Executive Board on May 02, 2019. F-10

Itaú Unibanco Holding S.A. Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared taking into account the requirements and guidelines set out by the National Monetary Council (CMN), which established that as from December 31, 2010 annual Consolidated Financial Statements are to be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards and new accounting standards changes and interpretations a) Accounting standards applicable for period ended March 31, 2019 · IFRIC 23 – Uncertainty Over Income Tax Treatments on income tax clarifies how to apply the requirements for recognition and measurement of IAS 12 – Income Taxes when there is uncertainty about the acceptance of income tax treatment by tax authorities. This interpretation is effective for the years beginning January 1st, 2019 and there were no relevant impacts for the consolidated financial statements of ITAÚ UNIBANCO HOLDING. · IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) initially recognizing all lease in assets (Right-of- Use Asset) and liabilities (Other liabilities) at present value; and (b) recognizing depreciation of Right- of-Use Asset and interest from lease separately in the result. Transition to IFRS 16 ITAÚ UNIBANCO HOLDING adopted IFRS 16 under the retrospective transition method modified on January st 1 , 2019, using the following criteria: · unified discount rate, considering a portfolio of similar agreements; · calculation of lease liabilities and Right-of-Use Assets at present value of remaining payments; and · review of lease agreements and terms. New financial subleases have not been recorded. b) Accounting standards recently issued and applicable in future periods · Change in Conceptual Framework – In March, 2018, o IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity elements and result. These st changes are effective for the years started on January 1 , 2020 and possible impacts are being assessed and will be completed by the date they are in force. · IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for assessment: · General Model: applicable to all contracts without direct participation features; F-11 Itaú Unibanco Holding S.A. Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared taking into account the requirements and guidelines set out by the National Monetary Council (CMN), which established that as from December 31, 2010 annual Consolidated Financial Statements are to be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards and new accounting standards changes and interpretations a) Accounting standards applicable for period ended March 31, 2019 · IFRIC 23 – Uncertainty Over Income Tax Treatments on income tax clarifies how to apply the requirements for recognition and measurement of IAS 12 – Income Taxes when there is uncertainty about the acceptance of income tax treatment by tax authorities. This interpretation is effective for the years beginning January 1st, 2019 and there were no relevant impacts for the consolidated financial statements of ITAÚ UNIBANCO HOLDING. · IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) initially recognizing all lease in assets (Right-of- Use Asset) and liabilities (Other liabilities) at present value; and (b) recognizing depreciation of Right- of-Use Asset and interest from lease separately in the result. Transition to IFRS 16 ITAÚ UNIBANCO HOLDING adopted IFRS 16 under the retrospective transition method modified on January st 1 , 2019, using the following criteria: · unified discount rate, considering a portfolio of similar agreements; · calculation of lease liabilities and Right-of-Use Assets at present value of remaining payments; and · review of lease agreements and terms. New financial subleases have not been recorded. b) Accounting standards recently issued and applicable in future periods · Change in Conceptual Framework – In March, 2018, o IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity elements and result. These st changes are effective for the years started on January 1 , 2020 and possible impacts are being assessed and will be completed by the date they are in force. · IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for assessment: · General Model: applicable to all contracts without direct participation features; F-11

Itaú Unibanco Holding S.A. · Premium Allocation Approach (PAA): applicable to contracts which term is up to 12 months and with modestly complex cash flows. It is simpler than the standard model; and it can be used only when it produces results similar to those that would be obtained it the standard model was used; · Variable Fee Approach: applicable to insurance contracts with direct participation features. The insurance contracts are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts should be recognized based on the analysis of four components: · Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; · Risk Adjustment: estimate of offset required by deviations that may occur between cash flows; · Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated in the beginning of the contract; · Discount: projected cash flows should be discounted at present value, to reflect the time value of money, at rates that reflect the characteristics of respective flows. st This standard is effective for annual periods beginning on January 1 , 2021. Possible impacts are being assessed and will be completed by the date this standard is effective. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are detailed below: a) Consolidation Controlled entities are all entities to which ITAÚ UNIBANCO HOLDING is exposed, or is entitled to variable returns of involvement with the entity and that can affect these returns through its power on the entity.Control assessment is conducted on a continuous basis. Controlled entities are consolidated from the date control is established to the date on which control ceases to exist. b) Goodwill The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU). These flows are subject to market conditions and uncertain factors, such as: · Cash flows projected for periods of available forecasts and long-term assumptions for these flows; · Discount rates, since they generally reflect financial and economic variables, such as risk-free interest rate and a risk premium. c) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: · Maturity term: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed to financial instrument’s credit risk. However, the estimated useful life of assets that do not have a determined maturity is based on the period of exposure to credit risk. Additionally, all contractual terms are considered when determining the expected life, including prepayment and rollover options. · Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that comprises forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. F-12 Itaú Unibanco Holding S.A. · Premium Allocation Approach (PAA): applicable to contracts which term is up to 12 months and with modestly complex cash flows. It is simpler than the standard model; and it can be used only when it produces results similar to those that would be obtained it the standard model was used; · Variable Fee Approach: applicable to insurance contracts with direct participation features. The insurance contracts are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts should be recognized based on the analysis of four components: · Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; · Risk Adjustment: estimate of offset required by deviations that may occur between cash flows; · Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated in the beginning of the contract; · Discount: projected cash flows should be discounted at present value, to reflect the time value of money, at rates that reflect the characteristics of respective flows. st This standard is effective for annual periods beginning on January 1 , 2021. Possible impacts are being assessed and will be completed by the date this standard is effective. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are detailed below: a) Consolidation Controlled entities are all entities to which ITAÚ UNIBANCO HOLDING is exposed, or is entitled to variable returns of involvement with the entity and that can affect these returns through its power on the entity.Control assessment is conducted on a continuous basis. Controlled entities are consolidated from the date control is established to the date on which control ceases to exist. b) Goodwill The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU). These flows are subject to market conditions and uncertain factors, such as: · Cash flows projected for periods of available forecasts and long-term assumptions for these flows; · Discount rates, since they generally reflect financial and economic variables, such as risk-free interest rate and a risk premium. c) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: · Maturity term: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed to financial instrument’s credit risk. However, the estimated useful life of assets that do not have a determined maturity is based on the period of exposure to credit risk. Additionally, all contractual terms are considered when determining the expected life, including prepayment and rollover options. · Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that comprises forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. F-12

Itaú Unibanco Holding S.A. · Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected in a proper observation horizon. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly using relative and absolute triggers (indicators) by product and by country. Brazilian and foreign government securities are considered with low credit risk, and therefore they remain in stage 1, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING. Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was taken out, considering the following objective criteria as minimum factors: · Phase 1 to phase 2: default exceeding 30 days, except for payroll loans for public bodies, which recognition is made after 45 days in arrears; · Phase 2 to phase 3: default exceeding 90 days, except for the mortgage loan portfolio, which uses 180 days in arrears as a parameter for phase migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected, including changes in market conditions and economic policy, recessions or fluctuations in indicators different from expected. d) Change to Financial Assets The factors used to determine whether there was substantial change to a contract are: change to contractual cash flows and significant extensions in the operation term due to the debtor's financial constraints, significant changes to interest rate and changes to the currency in which the operation is denominated. e) Transfer of Financial Assets Financial assets are written off when all their risks and benefits are transferred. In this assessment, ITAÚ UNIBANCO HOLDING considers if: there is no obligation to make payments unless the due amounts are received (assets); there is no prohibition to sell these assets or pledge them as guarantee; and there is no obligation to send all proceedings received from assets without a significant delay. f) Derecognition of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial derecognition is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. g) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to temporary differences and tax assets and loss for offset to the extent it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. F-13 Itaú Unibanco Holding S.A. · Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected in a proper observation horizon. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly using relative and absolute triggers (indicators) by product and by country. Brazilian and foreign government securities are considered with low credit risk, and therefore they remain in stage 1, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING. Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was taken out, considering the following objective criteria as minimum factors: · Phase 1 to phase 2: default exceeding 30 days, except for payroll loans for public bodies, which recognition is made after 45 days in arrears; · Phase 2 to phase 3: default exceeding 90 days, except for the mortgage loan portfolio, which uses 180 days in arrears as a parameter for phase migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected, including changes in market conditions and economic policy, recessions or fluctuations in indicators different from expected. d) Change to Financial Assets The factors used to determine whether there was substantial change to a contract are: change to contractual cash flows and significant extensions in the operation term due to the debtor's financial constraints, significant changes to interest rate and changes to the currency in which the operation is denominated. e) Transfer of Financial Assets Financial assets are written off when all their risks and benefits are transferred. In this assessment, ITAÚ UNIBANCO HOLDING considers if: there is no obligation to make payments unless the due amounts are received (assets); there is no prohibition to sell these assets or pledge them as guarantee; and there is no obligation to send all proceedings received from assets without a significant delay. f) Derecognition of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial derecognition is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. g) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to temporary differences and tax assets and loss for offset to the extent it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. F-13

Itaú Unibanco Holding S.A. h) Fair value of financial instruments, including derivatives The fair value of financial instruments, including Derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms approximating the terms of the respective liabilities. The main assumptions on Pension plan obligations are based on, in part, current market conditions. Additional information is disclosed in Note 26. j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. F-14 Itaú Unibanco Holding S.A. h) Fair value of financial instruments, including derivatives The fair value of financial instruments, including Derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms approximating the terms of the respective liabilities. The main assumptions on Pension plan obligations are based on, in part, current market conditions. Additional information is disclosed in Note 26. j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. F-14

Itaú Unibanco Holding S.A. 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Intra-Group transactions and balances are eliminated on consolidation. From the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. F-15 Itaú Unibanco Holding S.A. 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Intra-Group transactions and balances are eliminated on consolidation. From the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. F-15

Itaú Unibanco Holding S.A.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital.

		Functional currency [(1)]	Incorporation country	Activity	Interest in voting capital at		Interest in total capital at	
					03/31/2019	12/31/2018	03/31/2019	12/31/2018
Domestic								
Banco Itaú BBA S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização			Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento			Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.			Brazil	Insurance	100.00%	99.99%	100.00%	99.99%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.			Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.			Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento			Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreing								
Itaú CorpBanca Colombia S.A.	(Note 3)	Colombian peso	Colombia	Financial institution	25.28%	23.90%	25.28%	23.90%
Banco Itaú (Suisse) SA		Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentinian peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporacion Financiera		Colombian peso	Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [(2)]	(Note 3)	Chilean peso	Chile	Financial institution	38.14%	36.06%	38.14%	36.06%

(1) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING have functional currency equal to that of the controlling entity, except for CorpBanca New York Branch, which functional currency is the dollar.

(2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

F-16

Itaú Unibanco Holding S.A. II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a direct return, as dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. There is goodwill in a set of activities and transferred assets, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be account for as goodwill. On the other hand, if the difference is negative, it will be addressed as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable amount is assessed semi-annually or when there is indication an of impairment loss event, using an approach that involves the identification of cash- generating units (CGU) and estimates of fair value less cost to sell and/or value in use. Cash-generating units or groups are identified in the lowest level in which the goodwill is monitored for internal management purposes. Goodwill is allocated for cash flow generating units for purposes of testing the recoverable amount. Goodwill of associates and joint ventures is reported as part of investment in the Consolidated Balance Sheet under Investments in Associates and Joint Ventures and the recoverable amount analysis is carried out in relation to the total balance of the investments (including goodwill). IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedge, when they are recognized in stockholders’ equity. F-17 Itaú Unibanco Holding S.A. II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a direct return, as dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. There is goodwill in a set of activities and transferred assets, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be account for as goodwill. On the other hand, if the difference is negative, it will be addressed as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable amount is assessed semi-annually or when there is indication an of impairment loss event, using an approach that involves the identification of cash- generating units (CGU) and estimates of fair value less cost to sell and/or value in use. Cash-generating units or groups are identified in the lowest level in which the goodwill is monitored for internal management purposes. Goodwill is allocated for cash flow generating units for purposes of testing the recoverable amount. Goodwill of associates and joint ventures is reported as part of investment in the Consolidated Balance Sheet under Investments in Associates and Joint Ventures and the recoverable amount analysis is carried out in relation to the total balance of the investments (including goodwill). IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedge, when they are recognized in stockholders’ equity. F-17

Itaú Unibanco Holding S.A. c) Cash and cash equivalents It is defined as cash and current accounts in banks, considered in the Consolidated Balance Sheet in the heading Cash, Interbank Deposits and Securities purchased under agreements to resell that have original maturities of up to 90 days or less. d) Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets st As from January 1 , 2018, ITAÚ UNIBANCO HOLDING applies IFRS 9 – Financial Instruments and classified its financial assets in the following measurement categories: · Amortized Cost: used when financial assets are managed to obtain contractual cash flows, constituted solely of payments of principal and interest; · Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, constituted solely by payments of principal and interest, and for sale; and · Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: · The business model under which they are measured; · The characteristics of its cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of business model; how business managers are compensated; and how the performance of business model is assessed and reported to Management. When the financial asset is maintained in business models i) and ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by financial instrument with the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts should be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost The amortized cost is the amount through which the financial asset or liability is measured at the initial recognition, plus updates performed using the effective interest method, less amortization of principal and interest, adjusted for any provision for expected credit loss. F-18 Itaú Unibanco Holding S.A. c) Cash and cash equivalents It is defined as cash and current accounts in banks, considered in the Consolidated Balance Sheet in the heading Cash, Interbank Deposits and Securities purchased under agreements to resell that have original maturities of up to 90 days or less. d) Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets st As from January 1 , 2018, ITAÚ UNIBANCO HOLDING applies IFRS 9 – Financial Instruments and classified its financial assets in the following measurement categories: · Amortized Cost: used when financial assets are managed to obtain contractual cash flows, constituted solely of payments of principal and interest; · Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, constituted solely by payments of principal and interest, and for sale; and · Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: · The business model under which they are measured; · The characteristics of its cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of business model; how business managers are compensated; and how the performance of business model is assessed and reported to Management. When the financial asset is maintained in business models i) and ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by financial instrument with the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts should be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost The amortized cost is the amount through which the financial asset or liability is measured at the initial recognition, plus updates performed using the effective interest method, less amortization of principal and interest, adjusted for any provision for expected credit loss. F-18

Itaú Unibanco Holding S.A. Effective Interest Rate The effective interest rate is the rate that discounts estimated future receipts or payments over the expected life of the financial asset or liability. To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows including all contractual terms of the financial instrument, but does not include future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. The interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (considers the expected credit loss) at the amortized cost of the financial asset. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a normal transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, as well as about the hierarchy of fair value are detailed in Note 28. The average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is established. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date. Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all risks and rewards of ownership, and such transfer qualifies for derecognition. Otherwise, control should be assessed to determine whether the continuous involvement related to any retained control does not prevent derecognition. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet solely when there is a legally enforceable right to offset the recognized amounts and intention to settle them on a net basis, or simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, in the initial recognition, for irrevocably designating an equity instrument at fair value through other comprehensive income if it is held with a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of an instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even in the sale. Dividends continue being recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right is established. Gains and losses on equity instruments measured at fair value through profit or loss are accounted for in the Consolidated Statement of Income. F-19 Itaú Unibanco Holding S.A. Effective Interest Rate The effective interest rate is the rate that discounts estimated future receipts or payments over the expected life of the financial asset or liability. To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows including all contractual terms of the financial instrument, but does not include future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. The interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (considers the expected credit loss) at the amortized cost of the financial asset. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a normal transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, as well as about the hierarchy of fair value are detailed in Note 28. The average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is established. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date. Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all risks and rewards of ownership, and such transfer qualifies for derecognition. Otherwise, control should be assessed to determine whether the continuous involvement related to any retained control does not prevent derecognition. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet solely when there is a legally enforceable right to offset the recognized amounts and intention to settle them on a net basis, or simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, in the initial recognition, for irrevocably designating an equity instrument at fair value through other comprehensive income if it is held with a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of an instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even in the sale. Dividends continue being recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right is established. Gains and losses on equity instruments measured at fair value through profit or loss are accounted for in the Consolidated Statement of Income. F-19

Itaú Unibanco Holding S.A. Expected Credit Loss ITAÚ UNIBANCO HOLDING assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: · Financial assets: loss is measured at present value of the difference between contractual cash flows and cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies the three-stage approach to measure the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. · Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets purchased or originated credit impaired financial assets; · Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets purchased or originated credit impaired financial assets and which credit risk has increased significantly; and · Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets purchased or originated credit impaired financial assets. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than at the gross carrying amount. An asset will migrate from a phase as its credit risk increases or decreases. Therefore, a financial asset that migrated to phases 2 and 3 may return to phase 1, unless it was purchased or originated credit impaired financial assets. Macroeconomic Scenarios Prospective information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Changes in Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of contractual cash flows renegotiated or changed, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is considered the initial recognition date of the new asset for expected credit loss calculation purposes, including to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial assets, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes to cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Transfer of Financial Assets F-20 Itaú Unibanco Holding S.A. Expected Credit Loss ITAÚ UNIBANCO HOLDING assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: · Financial assets: loss is measured at present value of the difference between contractual cash flows and cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies the three-stage approach to measure the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. · Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets purchased or originated credit impaired financial assets; · Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets purchased or originated credit impaired financial assets and which credit risk has increased significantly; and · Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets purchased or originated credit impaired financial assets. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than at the gross carrying amount. An asset will migrate from a phase as its credit risk increases or decreases. Therefore, a financial asset that migrated to phases 2 and 3 may return to phase 1, unless it was purchased or originated credit impaired financial assets. Macroeconomic Scenarios Prospective information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Changes in Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of contractual cash flows renegotiated or changed, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is considered the initial recognition date of the new asset for expected credit loss calculation purposes, including to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial assets, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes to cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Transfer of Financial Assets F-20

Itaú Unibanco Holding S.A. ITAÚ UNIBANCO HOLDING derecognizes a financial asset, or a portion of a financial asset, from its Balance sheet when it transfers substantially all the risks and rewards of ownership of the financial asset. If ITAÚ UNIBANCO HOLDING neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether was retained control of the financial asset. When ITAÚ UNIBANCO HOLDING retains control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset and consideration received is accounted for as a financial liability. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measures at amortized cost, except for: · Financial Liabilities at Fair Value Through Profit or Loss: classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. · Loan Commitments and Financial Guarantees, as detailed in Note 2.4d Vll. Derecognition and Change of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognition a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the present value of cash flow discount under the new terms, including any rates paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of cash flow remaining from original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The assessment of active hybrid contracts that are in the scope of IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. When a contract has a host component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: F-21 Itaú Unibanco Holding S.A. ITAÚ UNIBANCO HOLDING derecognizes a financial asset, or a portion of a financial asset, from its Balance sheet when it transfers substantially all the risks and rewards of ownership of the financial asset. If ITAÚ UNIBANCO HOLDING neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether was retained control of the financial asset. When ITAÚ UNIBANCO HOLDING retains control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset and consideration received is accounted for as a financial liability. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measures at amortized cost, except for: · Financial Liabilities at Fair Value Through Profit or Loss: classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. · Loan Commitments and Financial Guarantees, as detailed in Note 2.4d Vll. Derecognition and Change of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognition a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the present value of cash flow discount under the new terms, including any rates paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of cash flow remaining from original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The assessment of active hybrid contracts that are in the scope of IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. When a contract has a host component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: F-21

Itaú Unibanco Holding S.A. (i) Respective characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of derivative; and (iii) the underlying instrument is not account for at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all accounting hedge requirements set forth in IAS 39; however, it may adopt the requirements of IFRS 9, according to the Management’s decision. According to this standard, derivatives may be designated and qualified as hedge instruments for accounting purposes and, depending on the nature of the hedged item, the method for recognizing gains or losses of fair value will be different. ITAÚ UNIBANCO HOLDING documents, in the beginning of the hedge transaction, the relationship between hedge instruments and protected items, as well as its management risk purpose and strategy. Hedge is assessed on an ongoing basis and it is determined as having been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 presents three hedge strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under the three hedge strategies, as detailed in Note 7. Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income. When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or in the event the designation is revoked, the accounting hedge should be prospectively discontinued. In addition, any adjustment in the book value of the hedged item should be amortized in income. Cash flow hedge For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines corresponding to the hedged item. When the derivative expires or is sold, when the hedge no longer meets the accounting hedge criteria or when the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income should be kept recognized in stockholders’ equity until the expected transaction occurs or is no longer expected to occur, when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. F-22 Itaú Unibanco Holding S.A. (i) Respective characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of derivative; and (iii) the underlying instrument is not account for at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all accounting hedge requirements set forth in IAS 39; however, it may adopt the requirements of IFRS 9, according to the Management’s decision. According to this standard, derivatives may be designated and qualified as hedge instruments for accounting purposes and, depending on the nature of the hedged item, the method for recognizing gains or losses of fair value will be different. ITAÚ UNIBANCO HOLDING documents, in the beginning of the hedge transaction, the relationship between hedge instruments and protected items, as well as its management risk purpose and strategy. Hedge is assessed on an ongoing basis and it is determined as having been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 presents three hedge strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under the three hedge strategies, as detailed in Note 7. Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income. When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or in the event the designation is revoked, the accounting hedge should be prospectively discontinued. In addition, any adjustment in the book value of the hedged item should be amortized in income. Cash flow hedge For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines corresponding to the hedged item. When the derivative expires or is sold, when the hedge no longer meets the accounting hedge criteria or when the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income should be kept recognized in stockholders’ equity until the expected transaction occurs or is no longer expected to occur, when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. F-22

Itaú Unibanco Holding S.A. Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income is reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. In this case, accrual of interest is no longer recognized. VI - Capitalization plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes in the Consolidated Balance Sheet, as an obligation, on the issue date, the fair value of loan commitments and financial guarantees. The fair value is generally represented by the fee charged from the client. This amount is amortized for the instrument term and is recognized in the Consolidated Statement of Income in the heading Banking service fees. After the issue, based on the best estimate, if ITAÚ UNIBANCO HOLDING concludes that the credit loss expected in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint arrangements ITAÚ UNIBANCO HOLDING defines a joint arrangements when it is entitled to rights and obligations for liabilities related to the business. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in OCI of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventures is equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING. If the interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. F-23 Itaú Unibanco Holding S.A. Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income is reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. In this case, accrual of interest is no longer recognized. VI - Capitalization plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes in the Consolidated Balance Sheet, as an obligation, on the issue date, the fair value of loan commitments and financial guarantees. The fair value is generally represented by the fee charged from the client. This amount is amortized for the instrument term and is recognized in the Consolidated Statement of Income in the heading Banking service fees. After the issue, based on the best estimate, if ITAÚ UNIBANCO HOLDING concludes that the credit loss expected in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint arrangements ITAÚ UNIBANCO HOLDING defines a joint arrangements when it is entitled to rights and obligations for liabilities related to the business. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in OCI of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventures is equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING. If the interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. F-23

Itaú Unibanco Holding S.A. f) Commitments as lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The ignition recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right- of-Use Assets, depreciated under the straight-line method for the lease term and tested half-yearly to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined. ITAÚ UNIBANCO HOLDING elected the cost model to measure its intangible assets after its initial recognition. F-24 Itaú Unibanco Holding S.A. f) Commitments as lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The ignition recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right- of-Use Assets, depreciated under the straight-line method for the lease term and tested half-yearly to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined. ITAÚ UNIBANCO HOLDING elected the cost model to measure its intangible assets after its initial recognition. F-24

Itaú Unibanco Holding S.A. The breakdown of intangible assets is described in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. Current income tax expense approximates taxes to be paid or recovered for the applicable period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income in the realization of gain/loss of instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a approach was applied, according to which a tax benefit is recognized if it is more likely than not that a position can be sustained, following assumptions of recognition, detailed item 2.4 n. k) Insurance contracts and private pension Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. At the time of the first-time adoption of IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired. Note 27 presents a detailed description of all products classified as insurance contracts. Private pension plans Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts. F-25 Itaú Unibanco Holding S.A. The breakdown of intangible assets is described in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. Current income tax expense approximates taxes to be paid or recovered for the applicable period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income in the realization of gain/loss of instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a approach was applied, according to which a tax benefit is recognized if it is more likely than not that a position can be sustained, following assumptions of recognition, detailed item 2.4 n. k) Insurance contracts and private pension Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. At the time of the first-time adoption of IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired. Note 27 presents a detailed description of all products classified as insurance contracts. Private pension plans Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts. F-25

Itaú Unibanco Holding S.A. Insurance premiums Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance. O ITAÚ UNIBANCO HOLDING basically holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, according to contractual effectiveness. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days as from the credit record related to refund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs and recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. for the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING conducts the liability adequacy test by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any deficiency identified will be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. F-26 Itaú Unibanco Holding S.A. Insurance premiums Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance. O ITAÚ UNIBANCO HOLDING basically holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, according to contractual effectiveness. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days as from the credit record related to refund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs and recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. for the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING conducts the liability adequacy test by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any deficiency identified will be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. F-26

Itaú Unibanco Holding S.A. Pension plans - Defined benefit plans The liability or asset, as the case, is recognized in the Consolidated Balance Sheet with respect to the defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. Defined benefit obligations are calculated on a yearly basis by an independent actuarial advisor based on the projected unit credit method. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as a liabilities as a contra entry to expense, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and possible remeasurements are recognized in Other Comprehensive Income, in the period they occur. Other post-employment benefit obligations Likewise the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and costs expected from these benefits are accumulated during the employment period and gains and losses arising from adjustments of practices and changes in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period they occurred. m) Share-based payment Share-based payments are accounted for in accordance with the amount of equity instruments granted, and they may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. The total amount to be expensed is determined by reference to the fair value of equity instruments excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are potential rights and obligations arising from past events for which materialization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain, which generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. The amount of court escrow deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. F-27 Itaú Unibanco Holding S.A. Pension plans - Defined benefit plans The liability or asset, as the case, is recognized in the Consolidated Balance Sheet with respect to the defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. Defined benefit obligations are calculated on a yearly basis by an independent actuarial advisor based on the projected unit credit method. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as a liabilities as a contra entry to expense, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and possible remeasurements are recognized in Other Comprehensive Income, in the period they occur. Other post-employment benefit obligations Likewise the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and costs expected from these benefits are accumulated during the employment period and gains and losses arising from adjustments of practices and changes in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period they occurred. m) Share-based payment Share-based payments are accounted for in accordance with the amount of equity instruments granted, and they may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. The total amount to be expensed is determined by reference to the fair value of equity instruments excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are potential rights and obligations arising from past events for which materialization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain, which generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. The amount of court escrow deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. F-27

Itaú Unibanco Holding S.A. p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by Meeting of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid based on the financial statements prepared under Brazilian accounting standards and regulations for financial institutions and not based on these Consolidated financial statements prepared under IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds were used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information is disclosed consistently with the internal report prepared for the Executive Committee, which makes the operational decisions of ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Activities with the Market + Corporation. Segment information is presented in Note 30. t) Revenue from contracts with customers Revenue from contracts with customers is recognized when ITAÚ UNIBANCO HOLDING provides or makes the services to the clients, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a client; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when it satisfies a performance obligation. F-28 Itaú Unibanco Holding S.A. p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by Meeting of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid based on the financial statements prepared under Brazilian accounting standards and regulations for financial institutions and not based on these Consolidated financial statements prepared under IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds were used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information is disclosed consistently with the internal report prepared for the Executive Committee, which makes the operational decisions of ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Activities with the Market + Corporation. Segment information is presented in Note 30. t) Revenue from contracts with customers Revenue from contracts with customers is recognized when ITAÚ UNIBANCO HOLDING provides or makes the services to the clients, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a client; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when it satisfies a performance obligation. F-28

Itaú Unibanco Holding S.A.

Note 3 – Business development

Itaú CorpBanca

The ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders' agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block.

On October 12, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 then holding 38.14%.

Acquisition of minority interest in XP Investimentos S.A.

On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount were withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term.

In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN's approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING's total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE's shareholders. ITAÚ UNIBANCO will act as minority partner.

Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	03/31/2019			12/31/2018		
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell	259,535	54	259,589	280,029	103	280,132
Collateral held [1]	56,153	54	56,207	63,392	93	63,485
Collateral repledge	166,351	-	166,351	170,500	10	170,510
Assets received as collateral with right to sell or repledge	9,859	-	9,859	28,369	-	28,369
Assets received as collateral without right to sell or repledge	156,492	-	156,492	142,131	10	142,141
Collateral sold	37,031	-	37,031	46,137	-	46,137
Interbank deposits	25,044	1,277	26,321	25,726	688	26,414
Total [2]	**284,579**	**1,331**	**285,910**	**305,755**	**791**	**306,546**

(1) The amounts of R$ 3,806 (R$ 5,120 at 12/31/2018) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank and the amounts of R$ 203,382 (R$ 216,647 at 12/31/2018) are pledged in guarantee of repurchase agreement transactions.

(2) Includes losses in amounts R$ (10) (R$ (10) at 12/31/2018).

F-29

Itaú Unibanco Holding S.A.

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

a) Financial assets at fair value through profit or loss - Securities are presented in the following table:

	03/31/2019			12/31/2018		
	Gross carrying amount	Adjustments to Fair Value (in Income)	Fair value	Gross carrying amount	Adjustments to Fair Value (in Income)	Fair value
Investment funds	4,055	(979)	3,076	5,253	(927)	4,326
Brazilian government securities (1a)	214,490	856	215,346	215,956	1,102	217,058
Government securities – abroad (1b)	**2,657**	**28**	**2,685**	**2,070**	**9**	**2,079**
Argentina	1,275	27	1,302	1,121	8	1,129
Chile	594	-	594	301	1	302
Colombia	558	1	559	207	-	207
United States	117	-	117	117	-	117
Mexico	27	-	27	120	-	120
Paraguay	1	-	1	1	-	1
Uruguay	74	-	74	84	-	84
Italy	-	-	-	115	-	115
Other	11	-	11	4	-	4
Corporate securities (1c)	**39,073**	**(15)**	**39,058**	**38,953**	**(505)**	**38,448**
Negotiable shares	9,857	(51)	9,806	9,778	(332)	9,446
Bank deposit certificates	784	-	784	969	-	969
Securitized real estate loans	1,314	31	1,345	1,391	20	1,411
Debentures	4,876	5	4,881	5,147	(187)	4,960
Eurobonds and other	1,359	(1)	1,358	1,403	(7)	1,396
Financial credit bills	20,468	-	20,468	19,724	-	19,724
Promissory notes	370	-	370	435	-	435
Other	45	1	46	106	1	107
Total	**260,275**	**(110)**	**260,165**	**262,232**	**(321)**	**261,911**

1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Clients were: a) R$ 40,218 (R$ 30,114 at 12/31/2018), b) R$ 577 (R$ 131 at 12/31/2018) and c) R$ 20, totaling R$ 40,815 (R$ 30,245 at 12/31/2018).

F-30

Itaú Unibanco Holding S.A.

The cost and fair value of Financial Assets at Fair Value Through Profit or Loss - Securities are as follows:

	03/31/2019		12/31/2018	
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	**58,266**	**57,289**	**53,382**	**52,096**
Non-stated maturity	14,156	13,124	15,031	13,772
Up to one year	44,110	44,165	38,351	38,324
Non-current	**202,009**	**202,876**	**208,850**	**209,815**
From one to five years	147,358	147,714	153,256	153,701
From five to ten years	42,482	42,865	44,258	44,620
After ten years	12,169	12,297	11,336	11,494
Total	**260,275**	**260,165**	**262,232**	**261,911**

Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 191,664 (R$ 188,069 at 12/31/2018) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table:

	03/31/2019		
	Gross carrying amount	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	1,871	61	1,932
Total	**1,871**	**61**	**1,932**

	12/31/2018		
	Gross carrying amount	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	1,232	37	1,269
Total	**1,232**	**37**	**1,269**

The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows:

	03/31/2019		12/31/2018	
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	**1,871**	**1,932**	**765**	**799**
Up to one year	1,871	1,932	765	799
Non-current	**-**	**-**	**467**	**470**
From one to five years	-	-	467	470

F-31

Itaú Unibanco Holding S.A. Note 6 – Derivatives ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 12,867 (R$ 12,855 at 12/31/2018) and was basically comprised of government securities. F-32 Itaú Unibanco Holding S.A. Note 6 – Derivatives ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 12,867 (R$ 12,855 at 12/31/2018) and was basically comprised of government securities. F-32

Itaú Unibanco Holding S.A.

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	03/31/2019							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets								
Swaps – difference receivable	13,724	57.0	176	164	372	1,698	2,920	8,394
Option premiums	3,370	14.0	457	558	634	1,024	521	176
Forwards (onshore)	3,262	13.4	2,337	673	196	56	-	-
Credit derivatives - financial Institutions	158	0.7	-	2	-	4	7	145
NDF - Non Deliverable Forward	2,906	12.1	995	694	383	565	161	108
Check of swap - Companies	23	0.1	7	-	-	-	13	3
Other	641	2.7	423	4	1	6	4	203
Total	**24,084**	**100.0**	**4,395**	**2,095**	**1,586**	**3,353**	**3,626**	**9,029**
% per maturity term			18.2	8.7	6.6	13.9	15.1	37.5

	03/31/2019							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Liabilities								
Swaps – difference payable	(19,412)	69.8	(184)	(570)	(521)	(3,379)	(6,291)	(8,467)
Option premiums	(3,129)	11.3	(396)	(430)	(542)	(1,071)	(421)	(269)
Forwards (onshore)	(1,975)	7.1	(1,975)	-	-	-	-	-
Credit derivatives - financial Institutions	(70)	0.3	-	-	-	(1)	(1)	(68)
NDF - Non Deliverable Forward	(2,976)	10.7	(804)	(568)	(579)	(477)	(424)	(124)
Check of swap - Companies	(174)	0.6	(17)	-	-	-	-	(157)
Other	(60)	0.2	-	(3)	(3)	(3)	(7)	(44)
Total	**(27,796)**	**100.0**	**(3,376)**	**(1,571)**	**(1,645)**	**(4,931)**	**(7,144)**	**(9,129)**
% per maturity term			12.1	5.7	6.0	17.7	25.7	32.8

F-33

Itaú Unibanco Holding S.A.

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	12/31/2018							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets								
Swaps – difference receivable	13,049	55.6	705	187	245	700	2,881	8,331
Option premiums	4,215	18.0	1,167	408	610	872	975	183
Forwards (onshore)	1,835	7.8	893	716	145	81	-	-
Credit derivatives - financial Institutions	120	0.5	-	-	1	5	9	105
NDF - Non Deliverable Forward	3,711	15.8	1,013	968	772	653	178	127
Check of swap - Companies	44	0.2	-	-	7	-	13	24
Other	492	2.1	209	10	2	2	13	256
Total	**23,466**	**100.0**	**3,987**	**2,289**	**1,782**	**2,313**	**4,069**	**9,026**
% per maturity term			17.0	9.8	7.6	9.9	17.3	38.4

	12/31/2018							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Liabilities								
Swaps – difference payable	(19,354)	70.3	(923)	(979)	(606)	(1,417)	(4,687)	(10,742)
Option premiums	(3,929)	14.3	(883)	(500)	(604)	(831)	(823)	(288)
Forwards (onshore)	(470)	1.7	(470)	-	-	-	-	-
Credit derivatives - financial Institutions	(140)	0.5	-	-	-	(2)	(4)	(134)
NDF - Non Deliverable Forward	(3,384)	12.3	(890)	(772)	(583)	(552)	(150)	(437)
Check of swap - Companies	(162)	0.6	-	-	(16)	-	-	(146)
Other	(80)	0.3	(2)	(2)	(8)	(13)	(8)	(47)
Total	**(27,519)**	**100.0**	**(3,168)**	**(2,253)**	**(1,817)**	**(2,815)**	**(5,672)**	**(11,794)**
% per maturity term			11.5	8.2	6.6	10.2	20.6	42.9

F-34

Itaú Unibanco Holding S.A.

II - Derivatives by index and Risk Fator

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	03/31/2019	03/31/2019	03/31/2019	03/31/2019
Futures contracts	**459,021**	-	-	-
Purchase commitments	**217,146**	-	-	-
Shares	1,268	-	-	-
Commodities	231	-	-	-
Interest	195,930	-	-	-
Foreign currency	19,717	-	-	-
Commitments to sell	**241,875**	-	-	-
Shares	1,007	-	-	-
Commodities	325	-	-	-
Interest	221,360	-	-	-
Foreign currency	19,183	-	-	-
Swap contracts	-	**(4,807)**	**(881)**	**(5,688)**
Asset position	**917,347**	**6,289**	**7,435**	**13,724**
Commodities	8	-	-	-
Interest	904,718	5,191	6,848	12,039
Foreign currency	12,621	1,098	587	1,685
Liability position	**917,347**	**(11,096)**	**(8,316)**	**(19,412)**
Shares	75	(8)	1	(7)
Interest	890,577	(9,279)	(8,275)	(17,554)
Foreign currency	26,695	(1,809)	(42)	(1,851)
Option contracts	**958,530**	**284**	**(43)**	**241**
Purchase commitments – long position	**96,996**	**1,727**	**153**	**1,880**
Shares	8,152	288	229	517
Commodities	520	12	(2)	10
Interest	39,762	75	39	114
Foreign currency	48,562	1,352	(113)	1,239
Commitments to sell – long position	**397,597**	**1,746**	**(256)**	**1,490**
Shares	11,583	384	173	557
Commodities	199	7	(3)	4
Interest	337,130	351	108	459
Foreign currency	48,685	1,004	(534)	470
Purchase commitments – short position	**83,300**	**(1,473)**	**(123)**	**(1,596)**
Shares	9,961	(191)	(300)	(491)
Commodities	321	(6)	1	(5)
Interest	26,062	(49)	25	(24)
Foreign currency	46,956	(1,227)	151	(1,076)
Commitments to sell – short position	**380,637**	**(1,716)**	**183**	**(1,533)**
Shares	8,801	(231)	(215)	(446)
Commodities	160	(4)	1	(3)
Interest	321,448	(364)	(153)	(517)
Foreign currency	50,228	(1,117)	550	(567)
Forward operations (onshore)	**3,082**	**1,290**	**(3)**	**1,287**
Purchases receivable	**1,347**	**1,547**	**(5)**	**1,542**
Shares	316	316	(5)	311
Interest	1,031	1,231	-	1,231
Purchases payable	-	**(1,031)**	**1**	**(1,030)**
Shares	-	(1)	-	(1)
Interest	-	(1,030)	1	(1,029)
Sales receivable	**994**	**1,720**	-	**1,720**
Shares	994	980	-	980
Interest	-	740	-	740
Sales deliverable	**741**	**(946)**	**1**	**(945)**
Interest	741	(946)	1	(945)
Credit derivatives	**9,159**	**(247)**	**335**	**88**
Asset position	**4,960**	**(109)**	**267**	**158**
Shares	1,698	(45)	156	111
Commodities	40	-	3	3
Interest	3,222	(64)	108	44
Liability position	**4,199**	**(138)**	**68**	**(70)**
Shares	1,416	(56)	17	(39)
Interest	2,783	(82)	51	(31)
NDF - Non Deliverable Forward	**231,741**	**(202)**	**132**	**(70)**
Asset position	**120,368**	**2,706**	**200**	**2,906**
Commodities	134	29	(21)	8
Foreign currency	120,234	2,677	221	2,898
Liability position	**111,373**	**(2,908)**	**(68)**	**(2,976)**
Commodities	73	(8)	(1)	(9)
Foreign currency	111,300	(2,900)	(67)	(2,967)
Check of swap	**1,333**	**(80)**	**(71)**	**(151)**
Asset position	**115**	**10**	**13**	**23**
Interest	115	4	-	4
Foreign currency	-	6	13	19
Liability position	**1,218**	**(90)**	**(84)**	**(174)**
Interest	1,218	(22)	(6)	(28)
Foreign currency	-	(68)	(78)	(146)
Other derivative financial instruments	**5,703**	**208**	**373**	**581**
Asset position	**4,673**	**215**	**426**	**641**
Shares	169	(7)	6	(1)
Interest	4,491	223	(6)	217
Foreign currency	13	(1)	426	425
Liability position	**1,030**	**(7)**	**(53)**	**(60)**
Shares	867	(4)	(44)	(48)
Commodities	14	-	-	-
Interest	149	(3)	(8)	(11)
Foreign currency	-	-	(1)	(1)
	Asset	**15,851**	**8,233**	**24,084**
	Liability	**(19,405)**	**(8,391)**	**(27,796)**
	Total	**(3,554)**	**(158)**	**(3,712)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365	03/31/2019
Futures contracts	163,358	127,398	77,245	91,020	459,021
Swaps contracts	20,178	93,426	188,530	615,213	917,347
Options	103,564	360,477	457,332	37,157	958,530
Forwards (onshore)	2,181	842	59	-	3,082
Credit derivatives	-	715	593	7,851	9,159
NDF - Non Deliverable Forward	89,839	87,158	39,397	15,347	231,741
Check of swap	115	-	-	1,218	1,333
Other derivative financial instruments	-	483	855	4,365	5,703

F-35

Itaú Unibanco Holding S.A.

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	12/31/2018	12/31/2018	12/31/2018	12/31/2018
Futures contracts	**586,033**	-	-	-
Purchase commitments	**268,228**	-	-	-
Shares	13,675	-	-	-
Commodities	194	-	-	-
Interest	243,369	-	-	-
Foreign currency	10,990	-	-	-
Commitments to sell	**317,805**	-	-	-
Shares	13,965	-	-	-
Commodities	155	-	-	-
Interest	265,218	-	-	-
Foreign currency	38,467	-	-	-
Swap contracts	-	**(5,188)**	**(1,117)**	**(6,305)**
Asset position	**939,510**	**6,263**	**6,786**	**13,049**
Commodities	6	-	-	-
Interest	925,381	5,124	6,380	11,504
Foreign currency	14,123	1,139	406	1,545
Liability position	**939,510**	**(11,451)**	**(7,903)**	**(19,354)**
Shares	76	(5)	2	(3)
Commodities	620	-	(1)	(1)
Interest	913,745	(9,410)	(7,973)	(17,383)
Foreign currency	25,069	(2,036)	69	(1,967)
Option contracts	**1,262,568**	**324**	**(38)**	**286**
Purchase commitments – long position	**151,179**	**1,935**	**(108)**	**1,827**
Shares	8,211	289	100	389
Commodities	321	10	(3)	7
Interest	100,338	183	(98)	85
Foreign currency	42,309	1,453	(107)	1,346
Commitments to sell – long position	**495,464**	**1,808**	**580**	**2,388**
Shares	10,802	394	500	894
Commodities	278	11	1	12
Interest	441,673	427	460	887
Foreign currency	42,711	976	(381)	595
Purchase commitments – short position	**116,005**	**(1,564)**	**153**	**(1,411)**
Shares	9,716	(184)	(98)	(282)
Commodities	317	(9)	6	(3)
Interest	69,934	(147)	95	(52)
Foreign currency	36,038	(1,224)	150	(1,074)
Commitments to sell – short position	**499,920**	**(1,855)**	**(663)**	**(2,518)**
Shares	8,898	(246)	(503)	(749)
Commodities	192	(6)	(2)	(8)
Interest	448,029	(528)	(497)	(1,025)
Foreign currency	42,801	(1,075)	339	(736)
Forward operations (onshore)	**2,341**	**1,363**	**2**	**1,365**
Purchases receivable	**415**	**496**	-	**496**
Shares	36	36	-	36
Interest	379	460	-	460
Purchases payable	-	**(381)**	-	**(381)**
Shares	-	(2)	-	(2)
Interest	-	(379)	-	(379)
Sales receivable	**1,307**	**1,337**	**2**	**1,339**
Shares	1,307	1,292	2	1,294
Interest	-	45	-	45
Sales deliverable	**619**	**(89)**	-	**(89)**
Shares	2	(2)	-	(2)
Interest	45	(87)	-	(87)
Foreign currency	572	-	-	-
Credit derivatives	**8,324**	**(243)**	**223**	**(20)**
Asset position	**3,825**	**(87)**	**207**	**120**
Shares	1,576	(44)	136	92
Interest	2,249	(43)	71	28
Liability position	**4,499**	**(156)**	**16**	**(140)**
Shares	1,316	(55)	(14)	(69)
Interest	3,183	(101)	30	(71)
NDF - Non Deliverable Forward	**225,355**	**99**	**228**	**327**
Asset position	**122,495**	**3,378**	**333**	**3,711**
Commodities	167	16	1	17
Foreign currency	122,328	3,362	332	3,694
Liability position	**102,860**	**(3,279)**	**(105)**	**(3,384)**
Commodities	96	(6)	1	(5)
Foreign currency	102,764	(3,273)	(106)	(3,379)
Check of swap	**1,334**	**(71)**	**(47)**	**(118)**
Asset position	**115**	**7**	**37**	**44**
Interest	115	2	21	23
Foreign currency	-	5	16	21
Liability position	**1,219**	**(78)**	**(84)**	**(162)**
Interest	1,219	(17)	(6)	(23)
Foreign currency	-	**(61)**	**(78)**	**(139)**
Other derivative financial instruments	**5,304**	**198**	**214**	**412**
Asset position	**4,296**	**205**	**287**	**492**
Shares	217	(8)	10	2
Interest	4,074	213	65	278
Foreign currency	5	-	212	212
Liability position	**1,008**	**(7)**	**(73)**	**(80)**
Shares	842	(4)	(42)	(46)
Interest	158	(2)	(21)	(23)
Foreign currency	8	(1)	(10)	(11)
	Asset	**15,342**	**8,124**	**23,466**
	Liability	**(18,860)**	**(8,659)**	**(27,519)**
	Total	**(3,518)**	**(535)**	**(4,053)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2018
Futures contracts	217,836	193,637	33,969	140,591	586,033
Swaps contracts	70,403	96,913	96,090	676,104	939,510
Options	595,515	131,147	329,834	206,072	1,262,568
Forwards (onshore)	1,412	844	85	-	2,341
Credit derivatives	-	1,188	680	6,456	8,324
NDF - Non Deliverable Forward	76,032	102,024	30,212	17,087	225,355
Check of swap	-	115	-	1,219	1,334
Other derivative financial instruments	8	405	357	4,534	5,304

F-36

Itaú Unibanco Holding S.A.

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	03/31/2019							
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Target flow of swap	Other derivative financial instruments
B3	**368,784**	**20,963**	**772,375**	**1,310**	**-**	**40,569**	**-**	**-**
Over-the-counter market	**90,237**	**896,384**	**186,155**	**1,772**	**9,159**	**191,172**	**1,333**	**5,703**
Financial institutions	89,840	656,036	140,017	554	9,159	117,286	-	4,092
Companies	397	193,411	45,764	1,218	-	72,830	1,333	1,611
Individuals	-	46,937	374	-	-	1,056	-	-
Total	**459,021**	**917,347**	**958,530**	**3,082**	**9,159**	**231,741**	**1,333**	**5,703**

	12/31/2018							
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Target flow of swap	Other derivative financial instruments
B3	**480,950**	**20,209**	**1,106,794**	**1,912**	**-**	**47,628**	**-**	**-**
Over-the-counter market	**105,083**	**919,301**	**155,774**	**429**	**8,324**	**177,727**	**1,334**	**5,304**
Financial institutions	104,297	702,848	110,859	-	7,742	103,172	-	3,602
Companies	786	150,639	44,464	429	582	73,811	1,334	1,702
Individuals	-	65,814	451	-	-	744	-	-
Total	**586,033**	**939,510**	**1,262,568**	**2,341**	**8,324**	**225,355**	**1,334**	**5,304**

F-37

Itaú Unibanco Holding S.A.

IV - Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

	03/31/2019				
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	6,544	1,124	2,107	3,146	167
Total by instrument	**6,544**	**1,124**	**2,107**	**3,146**	**167**
By risk rating					
Investment grade	2,388	309	522	1,431	126
Below investment grade	4,156	815	1,585	1,715	41
Total by risk	**6,544**	**1,124**	**2,107**	**3,146**	**167**
By reference entity					
Brazilian government	3,008	674	1,153	1,162	19
Government – abroad	1,052	92	112	798	50
Private entities	2,484	358	842	1,186	98
Total by entity	**6,544**	**1,124**	**2,107**	**3,146**	**167**

	12/31/2018				
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	6,853	1,685	1,913	3,203	52
Total by instrument	**6,853**	**1,685**	**1,913**	**3,203**	**52**
By risk rating					
Investment grade	1,361	300	510	539	12
Below investment grade	5,492	1,385	1,403	2,664	40
Total by risk	**6,853**	**1,685**	**1,913**	**3,203**	**52**
By reference entity					
Brazilian government	3,772	1,167	1,118	1,487	-
Government – abroad	314	71	85	156	2
Private entities	2,767	447	710	1,560	50
Total by entity	**6,853**	**1,685**	**1,913**	**3,203**	**52**

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor's and Fitch Ratings.

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection.

F-38

Itaú Unibanco Holding S.A.

	03/31/2019		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(6,544)	2,616	(3,928)
Total	**(6,544)**	**2,616**	**(3,928)**

	12/31/2018		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(6,853)	1,471	(5,382)
Total	**(6,853)**	**1,471**	**(5,382)**

F-39

Itaú Unibanco Holding S.A.

V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	03/31/2019					
	Gross amount of recognized financial assets (1)	Gross amount offset in the statement of financial position	Net amount of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position (2)		Net amount
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	259,589	-	259,589	(640)	-	258,949
Derivatives	24,084	-	24,084	(2,404)	-	21,680

	12/31/2018					
	Gross amount of recognized financial assets (1)	Gross amount offset in the statement of financial position	Net amount of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position (2)		Net amount
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	280,132	-	280,132	(2,822)	-	277,310
Derivatives	23,466	-	23,466	(3,091)	-	20,375

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	03/31/2019					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the statement of financial position	Net amount of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position (2)		Net amount
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	313,808	-	313,808	(26,404)	-	287,404
Derivatives	27,796	-	27,796	(2,404)	(524)	24,868

	12/31/2018					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the statement of financial position	Net amount of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position (2)		Net amount
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	330,237	-	330,237	(23,079)	-	307,158
Derivatives	27,519	-	27,519	(3,091)	(333)	24,095

(1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable;
(2) Limited to amounts subject to enforceable master offset agreements and other such agreements;
(3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

F-40

Itaú Unibanco Holding S.A. Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: · Interest Rate: Risk of loss in transactions subject to interest rate variations; · Currency: Risk of loss in transactions subject to exchange variation. The structure of risk limits is extended to the risk factor level, with specific limits that aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for categories of interest rate and exchange rate are realized considering aggregate risks when there are compatible hedge instruments. Due to a management’s decision, in certain cases risks are hedged for the term and limit of the hedge instrument risk factor. The other risk factors hedged by the institution are presented in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forward), Forward, Swap and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedge instruments and hedged items, where the expectation is that these instruments move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. The sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedge instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of a hedge of exposure to variations in cash flows, payment of interest and exposure to interest rate, which are attributable to changes in interest rates related to assets and liabilities recognized and changes in interest rates of unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows: Interest rate risks · Hedge of time deposits and repurchase agreements: to hedge of the variability in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts; · Hedge of asset transactions: to hedge the variations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts; · Hedge of assets denominated in UF*: to hedge the variations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; · Hedge of Funding: to hedge the variations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; · Hedge of loan operations: to hedge the variations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; · Hedge of asset-backed securities under repurchase agreements: to hedge changes in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness and to measure the ineffectiveness of such strategies. In such strategies of cash flow hedge, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. F-41 Itaú Unibanco Holding S.A. Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: · Interest Rate: Risk of loss in transactions subject to interest rate variations; · Currency: Risk of loss in transactions subject to exchange variation. The structure of risk limits is extended to the risk factor level, with specific limits that aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for categories of interest rate and exchange rate are realized considering aggregate risks when there are compatible hedge instruments. Due to a management’s decision, in certain cases risks are hedged for the term and limit of the hedge instrument risk factor. The other risk factors hedged by the institution are presented in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forward), Forward, Swap and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedge instruments and hedged items, where the expectation is that these instruments move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. The sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedge instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of a hedge of exposure to variations in cash flows, payment of interest and exposure to interest rate, which are attributable to changes in interest rates related to assets and liabilities recognized and changes in interest rates of unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows: Interest rate risks · Hedge of time deposits and repurchase agreements: to hedge of the variability in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts; · Hedge of asset transactions: to hedge the variations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts; · Hedge of assets denominated in UF*: to hedge the variations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; · Hedge of Funding: to hedge the variations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; · Hedge of loan operations: to hedge the variations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; · Hedge of asset-backed securities under repurchase agreements: to hedge changes in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness and to measure the ineffectiveness of such strategies. In such strategies of cash flow hedge, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. F-41

Itaú Unibanco Holding S.A.

Strategies	Heading	03/31/2019 Hedged item Book Value Assets	Liabilities	Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Hedge instrument Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	20,336	(1,693)	(2,766)	20,336	(1,818)
Hedge of assets transactions	Loan operations and lease operations and Securities	1,566	-	123	123	1,693	123
Hedge of Asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	12,758	-	334	334	13,645	334
Hedge of loan operations	Loan operations and lease operations	282	-	7	7	275	9
Hedge of funding	Deposits	-	3,416	(12)	(4)	3,403	(12)
Hedge of assets denominated in UF	Securities	8,525	-	(22)	(22)	8,547	(27)
Foreign exchange risk							
Hedge of highly probable forecast transactions		25	-	1	1	25	1
Total		**23,156**	**23,752**	**(1,262)**	**(2,327)**	**47,924**	**(1,390)**

Strategies	Heading	12/31/2018 Hedged item Book Value Assets	Liabilities	Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Hedge instrument Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	29,727	(1,682)	(2,946)	29,727	(1,800)
Hedge of assets transactions	Loan operations and lease operations and Securities	7,866	-	136	136	8,003	136
Hedge of Asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	36,668	-	353	353	38,013	359
Hedge of loan operations	Loan operations and lease operations	274	-	6	6	268	7
Hedge of funding	Deposits	-	3,200	78	86	3,105	82
Hedge of assets denominated in UF	Securities	13,247	-	26	26	13,221	23
Foreign exchange risk							
Hedge of highly probable forecast transactions		71	-	6	6	71	6
Total		**58,126**	**32,927**	**(1,077)**	**(2,333)**	**92,408**	**(1,187)**

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level.

The amount of R$ (1,067) in Reserve of Cash Flow Hedge will be recognized in result for the maturity term of the hedged item. In the period ended March 31, 2019, the amount of R$ (187) was recognized in Result related to this deferral.

Hedge Instruments	03/31/2019 Nominal Value	Book Value (*) Assets	Liabilities	Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
Interest rate risk							
Interest rate futures	35,674	266	-	(1,362)	(1,236)	(126)	-
Interest rate Swap	12,225	3,415	8,804	(29)	(27)	(2)	-
Foreign currency risk							
DDI futures	25	24	-	1	1	-	-
Total	**47,924**	**3,705**	**8,804**	**(1,390)**	**(1,262)**	**(128)**	**-**

Hedge Instruments	12/31/2018 Nominal Value	Book Value (*) Assets	Liabilities	Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
Interest rate risk							
Interest rate futures	75,743	256	21	(1,305)	(1,193)	(112)	-
Interest rate Swap	16,594	3,023	13519	112	110	2	-
Foreign currency risk							
DDI futures	6	5	-	1	1	-	-
Option	65	9	-	5	5	-	-
Total	**92,408**	**3,293**	**13,540**	**(1,187)**	**(1,077)**	**(110)**	**-**

(*) Amounts recorded in the Derivatives.

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level.

F-42

Itaú Unibanco Holding S.A.

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office, by contracting futures, DDI, NDF and financial assets.

The risk hedged in this type of strategy is the foreign exchange risk.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess the effectiveness and measure the ineffectiveness of these strategies.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

Strategies	03/31/2019					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	-	15,010	(7,574)	(7,574)	12,646	(7,570)
Total	**-**	**15,010**	**(7,574)**	**(7,574)**	**12,646**	**(7,570)**

Strategies	12/31/2018					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	-	14,820	(7,300)	(7,300)	12,550	(7,296)
Total	**-**	**14,820**	**(7,300)**	**(7,300)**	**12,550**	**(7,296)**

(1) Hedge instruments include the overhedge rate of 44.65% regarding taxes.
(2) Amounts recorded in the Hedge of net investment in foreign operation.

Hedge instruments	03/31/2019						
	Nominal Value	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion into income
		Assets	Liabilities				
Foreign exchange risk							
DDI futures	28,148	-	4	(11,557)	(11,516)	(41)	-
Forward	(1,479)	2,196	-	765	727	38	-
NDF	(13,241)	203	-	3,108	3,099	9	-
Financial Assets	(782)	783	-	114	116	(2)	-
Total	**12,646**	**3,182**	**4**	**(7,570)**	**(7,574)**	**4**	**-**

Hedge instruments	12/31/2018						
	Nominal Value	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion into income
		Assets	Liabilities				
Foreign exchange risk							
DDI futures	27,990	-	113	(11,394)	(11,353)	(41)	-
Forward	(1,470)	1,059	-	764	726	38	-
NDF	(13,167)	255	-	3,198	3,189	9	-
Financial Assets	(803)	803	-	136	138	(2)	-
Total	**12,550**	**2,117**	**113**	**(7,296)**	**(7,300)**	**4**	**-**

(*) Amounts recorded in the Derivatives.

F-43

Itaú Unibanco Holding S.A.

c) Fair value hedge

The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in fair value, in the receipt and payment of interest related to recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

Interest rate risk:

- To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of variable rates involved, by contracting swaps and futures.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess effectiveness and to measure ineffectiveness of these strategies.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

- The percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument.

- The dollar offset method is calculated based on the difference between the variation of the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	03/31/2019						
	Hedged Item					Hedge Instruments	
	Book Value (*)		Fair value		Variation in the amounts used to calculate hedge ineffectiveness	Nominal Value	Variation in value recognized in income
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	6,892	-	7,006	-	114	6,892	(115)
Hedge of funding	-	9,217	-	9,011	(206)	9,217	205
Hedge of fair value through other comprehensive	4,863	-	4,864	-	1	4,925	(6)
Total	**11,755**	**9,217**	**11,870**	**9,011**	**(91)**	**21,034**	**84**

Strategies	12/31/2018						
	Hedged Item					Hedge Instruments	
	Book Value (*)		Fair value		Variation in the amounts used to calculate hedge ineffectiveness	Nominal Value	Variation in value recognized in income
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,066	-	7,119	-	53	7,066	(54)
Hedge of funding	-	9,124	-	9,081	(43)	9,124	43
Hedge of syndicated loan							
Hedge of fair value through other comprehensive	5,391	-	5,483	-	93	5,401	(82)
Total	**12,457**	**9,124**	**12,602**	**9,081**	**103**	**21,591**	**(93)**

(*) Amounts recorded in the heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operation.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

F-44

Itaú Unibanco Holding S.A.

Hedge Instruments	03/31/2019				
	Nominal Value	Book value [1]		Variation in the amount used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Interest rate Swap [2]	21,034	179	4,045	84	(7)
Total	**21,034**	**179**	**4,045**	**84**	**(7)**

Hedge Instruments	12/31/2018				
	Nominal Value	Book value [1]		Variation in the amount used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Interest rate Swap [2]	21,591	86	1,078	(93)	10
Total	**21,591**	**86**	**1,078**	**(93)**	**10**

(1) Amounts recorded in the Derivatives.

(2) In the period, the amount of R$ 1 is no longer qualified as hedge.

F-45

Itaú Unibanco Holding S.A.

The tables below present, for each strategy, the nominal value and the fair value adjustments of hedge instruments and the book value of the hedged item:

Strategies	03/31/2019			12/31/2018		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Nominal Value	Fair value adjustments	Book Value	Nominal Value	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	20,336	11	20,336	29,727	(21)	29,727
Hedge of highly probable forecast transactions	25	1	25	71	6	71
Hedge of net investment in foreign operations	12,646	3,178	15,010	12,550	2,230	14,820
Hedge of loan operations (Fair value)	6,892	(115)	6,892	7,066	(54)	7,066
Hedge of loan operations (Cash flow)	275	9	282	268	7	274
Hedge of funding (Fair value)	9,217	205	9,217	9,124	43	9,124
Hedge of funding (Cash flow)	3,403	(12)	3,416	3,105	82	3,200
Hedge of assets transactions	1,693	123	1,566	8,003	136	7,866
Hedge of Asset-backed securities under repurchase agreements	13,645	8	12,758	38,013	8	36,668
Hedge of assets denominated in UF	8,547	(27)	8,525	13,221	23	13,247
Hedge of fair value through other comprehensive income	4,925	(6)	4,863	5,401	(82)	5,391
Total		**3,375**			**2,378**	

The table below shows the breakdown by maturity of the hedging strategies:

Strategies	03/31/2019							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	2,024	8,135	321	5,980	-	3,876	-	**20,336**
Hedge of highly probable forecast transactions	25	-	-	-	-	-	-	**25**
Hedge of net investment in foreign operations (*)	12,646	-	-	-	-	-	-	**12,646**
Hedge of loan operations (Fair value)	147	368	2,569	1,570	447	905	886	**6,892**
Hedge of loan operations (Cash flow)	29	23	194	29	-	-	-	**275**
Hedge of funding (Fair value)	1,746	158	158	809	-	4,040	2,306	**9,217**
Hedge of funding (Cash flow)	3,167	-	-	-	-	236	-	**3,403**
Hedge of assets transactions	-	1,693	-	-	-	-	-	**1,693**
Hedge of Asset-backed securities under repurchase agreements	8,128	1,688	-	3,829	-	-	-	**13,645**
Hedge of assets denominated in UF	7,700	790	57	-	-	-	-	**8,547**
Hedge of fair value through other comprehensive income	4,355	290	-	-	-	280	-	**4,925**
Total	**39,967**	**13,145**	**3,299**	**12,217**	**447**	**9,337**	**3,192**	**81,604**

Strategies	12/31/2018							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over de 10 years	Total
Hedge of deposits and repurchase agreements	11,925	4,729	3,519	-	5,737	3,817	-	**29,727**
Hedge of highly probable forecast transactions	71	-	-	-	-	-	-	**71**
Hedge of net investment in foreign operations (*)	12,550	-	-	-	-	-	-	**12,550**
Hedge of loan operations (Fair value)	293	1,416	1,793	1,379	375	822	988	**7,066**
Hedge of loan operations (Cash flow)	-	28	162	78	-	-	-	**268**
Hedge of funding (Fair value)	1,590	297	154	391	377	3,972	2,343	**9,124**
Hedge of funding (Cash flow)	2,874	-	-	-	-	231	-	**3,105**
Hedge of syndicated loan (Fair value)								
Hedge of assets transactions	6,346	-	1,657	-	-	-	-	**8,003**
Hedge of Asset-backed securities under repurchase agreements	26,943	5,838	1,517	-	3,715	-	-	**38,013**
Hedge of assets denominated in UF	12,241	924	56	-	-	-	-	**13,221**
Hedge of fair value through other comprehensive income	4,223	-	-	-	-	1,178	-	**5,401**
Total	**79,056**	**13,232**	**8,858**	**1,848**	**10,204**	**10,020**	**3,331**	**126,549**

(*) Classified as current, since instruments are frequently renewed.

F-46

Itaú Unibanco Holding S.A.

Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows:

	03/31/2019				12/31/2018			
	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value
Brazilian government securities [1a]	30,455	1,212		31,667	27,064	775	-	27,839
Other	36	-	(36)	-	36	-	(36)	-
Government securities – abroad [1b]	**17,457**	**(285)**	**(2)**	**17,170**	**18,844**	**(70)**	**(2)**	**18,772**
Germany	22	-	-	22	22	-	-	22
Colombia	5,087	18	-	5,105	5,491	14	-	5,505
Chile	6,673	6	-	6,679	7,647	7	(1)	7,653
United States	2,150	(12)	-	2,138	2,634	(16)	-	2,618
France	877	-	-	877	891	-	-	891
Italy	111	-	-	111	-	-	-	-
Paraguay	1,787	(294)	(2)	1,491	1,601	(71)	(1)	1,529
Uruguay	750	(3)	-	747	557	(4)	-	553
Other	-	-	-	-	1	-	-	1
Corporate securities [1c]	**2,746**	**75**	**(47)**	**2,774**	**2,719**	**40**	**(47)**	**2,712**
Negotiable Shares	56	73	-	129	77	84	-	161
Bank deposit certificates	815	-	-	815	1,053	-	-	1,053
Debentures	44	-	(43)	1	44	-	(42)	2
Eurobonds and others	1,828	2	(1)	1,829	1,542	(44)	(2)	1,496
Other	3	-	(3)	-	3	-	(3)	-
Total	**50,694**	**1,002**	**(85)**	**51,611**	**48,663**	**745**	**(85)**	**49,323**

(1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and clients were: a) R$ 28,051 (R$ 25,147 at 12/31/2018), b) R$ 3,062 (R$ 3,583 at 12/31/2018) and c) R$ 871 (R$ 237 at 12/31/2018), totaling R$ 31,984 (R$ 28,967 at 12/31/2018).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	03/31/2019		12/31/2018	
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	**13,030**	**12,970**	**10,666**	**10,684**
Non-stated maturity	56	129	77	161
Up to one year	12,974	12,841	10,589	10,523
Non-current	**37,664**	**38,641**	**37,997**	**38,639**
From one to five years	23,828	24,031	21,417	21,650
From five to ten years	9,304	9,667	11,906	12,029
After ten years	4,532	4,943	4,674	4,960
Total	**50,694**	**51,611**	**48,663**	**49,323**

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

	03/31/2019			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Negotiable shares	56	73	-	129
Total	**56**	**73**	**-**	**129**

	12/31/2018			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Negotiable shares	77	84	-	161
Total	**77**	**84**	**-**	**161**

In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity.

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

	03/31/2019		12/31/2018	
	Gross carrying amount	Fair Value	Gross carrying amount	Fair Value
Current	**56**	**129**	**77**	**161**
Non-stated maturity	56	129	77	161

F-47

Itaú Unibanco Holding S.A.

Reconciliation of expected loss for Financial assets at fair value through other comprehensive instrument - securities, segregated by stages:

Stage 1	Expected loss 31/12/2018	Gains / (Losses)	Purchases	Settlements	Expected loss 03/31/2019
Financial assets at fair value through other comprehensive income	(85)	(4)	(1)	5	(85)
Government securities - abroad	-	(1)	(1)	-	(2)
Brazilian government securities	(36)	-	-	-	(36)
Other	(36)	-	-	-	(36)
Corporate securities	(49)	(3)	-	5	(47)
Debentures	(43)	(4)	-	4	(43)
Eurobonds and others	(3)	1	-	1	(1)
Other	(3)	-	-	-	(3)

Stage 1	Expected loss 31/12/2017	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Expected loss 12/31/2018
Financial assets at fair value through other comprehensive income	(84)	(1)	(2)	2	-	-	(85)
Brazilian government securities	(36)	-	-	-	-	-	(36)
Other	(36)	-	-	-	-	-	(36)
Corporate securities	(48)	(1)	(2)	2	-	-	(49)
Debentures	(43)	-	-	-	-	-	(43)
Eurobond and others	(2)	(1)	(2)	2		-	(3)
Other	(3)	-	-	-	-	-	(3)

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities is as follows:

	03/31/2019			12/31/2018		
	Amortized cost	Expected loss	Fair Value	Amortized cost	Expected loss	Fair Value
Brazilian government securities (1a)	**54,597**	**(56)**	**54,541**	**54,064**	**(58)**	**54,006**
Government securities – abroad	**10,098**	**(4)**	**10,094**	**6,700**	**(3)**	**6,697**
Argentina	143	-	143	-	-	-
Colombia	311	(4)	307	356	(3)	353
Chile	281	-	281	256	-	256
Korea	3,038	-	3,038	1,385	-	1,385
Spain	3,100	-	3,100	2,411	-	2,411
United States	19	-	19	19	-	19
Mexico	3,191	-	3,191	2,258	-	2,258
Uruguay	15	-	15	15	-	15
Corporate securities (1b)	**49,229**	**(3,600)**	**45,629**	**49,631**	**(3,585)**	**46,046**
Rural product note	4,228	(91)	4,137	4,181	(178)	4,003
Bank deposit certificates	121	-	121	123	-	123
Securitized real estate loans	9,149	(367)	8,782	9,876	(361)	9,515
Debentures	29,566	(3,121)	26,445	29,001	(3,013)	25,988
Eurobonds and others	3,442	(2)	3,440	4,005	(2)	4,003
Promissory notes	1,281	(2)	1,279	1,069	(14)	1,055
Other	1,442	(17)	1,425	1,376	(17)	1,359
Total	**113,924**	**(3,660)**	**110,264**	**110,395**	**(3,646)**	**106,749**

(1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Clients were: a) R$ 25,144 (R$ 24,988 at 12/31/2018) and b) R$ 7,861 (R$ 8,860 at 12/31/2018), totaling R$ 33,005 (R$ 33,848 at 12/31/2018).

F-48

Itaú Unibanco Holding S.A.

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	03/31/2019		12/31/2018	
	Amortized cost	Fair Value	Amortized cost	Fair Value
Current	**14,932**	**14,480**	**14,661**	**14,119**
Up to one year	14,932	14,480	14,661	14,119
Non-current	**98,992**	**95,784**	**95,734**	**92,630**
From one to five years	54,527	53,597	51,820	50,970
From five to ten years	32,180	30,503	31,318	29,802
After ten years	12,285	11,684	12,596	11,858
Total	**113,924**	**110,264**	**110,395**	**106,749**

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 03/31/2019
Financial assets at amortized cost	**(223)**	**-**	**(8)**	**5**	**1**	**-**	**-**	**-**	**(225)**
Government securities - other countries - Colombia	**(4)**	**-**	**(1)**	**1**	**-**	**-**	**-**	**-**	**(4)**
Corporate securities	**(219)**	**-**	**(7)**	**4**	**1**	**-**	**-**	**-**	**(221)**
Rural product note	(7)	-	-	-	-	-	-	-	(7)
Securitized real estate loans	(2)	-	1	-	-	-	-	-	(1)
Debentures	(206)	-	(7)	3	1	-	-	-	(209)
Eurobond and others	(2)	-	(1)	1	-	-	-	-	(2)
Promissory notes	(2)	-	-	-	-	-	-	-	(2)

Stage 2	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 03/31/2019
Financial assets at amortized cost	**(824)**	**6**	**-**	**-**	**-**	**-**	**(29)**	**-**	**(847)**
Brazilian government securities	**(59)**	**3**	**-**	**-**	**-**	**-**	**-**	**-**	**(56)**
Corporate securities	**(765)**	**3**	**-**	**-**	**-**	**-**	**(29)**	**-**	**(791)**
Rural product note	-	2	-	-	-	-	(11)	-	(9)
Debentures	(765)	1	-	-	-	-	(18)	-	(782)

Stage 3	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 03/31/2019
Financial assets at amortized cost	**(2,599)**	**(19)**	**(59)**	**108**	**-**	**(19)**	**-**	**-**	**(2,588)**
Corporate securities	**(2,599)**	**(19)**	**(59)**	**108**	**-**	**(19)**	**-**	**-**	**(2,588)**
Rural product note	(173)	1	-	97	-	-	-	-	(75)
Securitized real estate loans	(361)	14	-	-	-	(19)	-	-	(366)
Debentures	(2,037)	(34)	(59)	-	-	-	-	-	(2,130)
Promissory notes	(11)	-	-	11	-	-	-	-	-
Other	(17)	-	-	-	-	-	-	-	(17)

Stage 1	Expected loss 12/31/2017	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2018
Financial assets at amortized cost	**(76)**	**(129)**	**(28)**	**14**	**-**	**-**	**(4)**	**-**	**(223)**
Government securities - other countries - Colombia	**(3)**	**1**	**(2)**	**-**	**-**	**-**	**-**	**-**	**(4)**
Corporate securities	**(73)**	**(130)**	**(26)**	**14**	**-**	**-**	**(4)**	**-**	**(219)**
Rural product note	(9)	5	(7)	4	-	-	-	-	(7)
Securitized real estate loans	(9)	5	-	2	-	-	-	-	(2)
Debentures	(52)	(140)	(18)	8	-	-	(4)	-	(206)
Eurobond and others	(2)	-	-	-	-	-	-	-	(2)
Other	(1)	-	(1)	-	-	-	-	-	(2)

Stage 2	Expected loss 12/31/2017	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 12/31/2018
Financial assets at amortized cost	**(368)**	**(12)**	**(561)**	**6**	**51**	**74**	**(14)**	**-**	**(824)**
Brazilian government securities	**(65)**	**6**	**-**	**-**	**-**	**-**	**-**	**-**	**(59)**
Corporate securities	**(303)**	**(18)**	**(561)**	**6**	**51**	**74**	**(14)**	**-**	**(765)**
Rural product note	-	11	**(22)**	-	-	11	-	-	-
Securitized real estate loans	(5)	-	-	-	-	6	(1)	-	-
Debentures	(284)	(22)	(539)	1	51	36	(8)	-	(765)
Eurobond and others	(14)	(7)	-	-	-	21			-

Stage 3	Expected loss 12/31/2017	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 12/31/2018
Financial assets at amortized cost	**(4,738)**	**784**	**(594)**	**2,065**	**-**	**-**	**-**	**(116)**	**(2,599)**
Corporate securities	**(4,738)**	**784**	**(594)**	**2,065**	**-**	**-**	**-**	**(116)**	**(2,599)**
Rural product note	(148)	(106)	(36)	127	-	-	-	(10)	(173)
Securitized real estate loans	(2,046)	463	-	1,244	-	-	-	(22)	(361)
Debentures	(2,522)	432	(558)	678	-	-	-	(67)	(2,037)
Promissory notes	(22)	(5)	-	16	-	-	-	-	(11)
Others	-	-	-	-	-	-		(17)	(17)

F-49

Itaú Unibanco Holding S.A.

Note 10 - Loan operations and lease operations portfolio

a) Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	03/31/2019	12/31/2018
Individuals	**216,816**	**212,564**
Credit card	77,235	78,255
Personal loan	31,438	29,543
Payroll loans	48,835	46,878
Vehicles	16,570	15,920
Mortgage loans	42,738	41,968
Corporate	**102,825**	**102,643**
Small and medium businesses	**71,974**	**68,812**
Foreign loans - Latin America	**155,557**	**152,072**
Total Loan Operations and Lease Operations	**547,172**	**536,091**
Provision for Expected Loss (*)	(33,494)	(33,509)
Total loan operations and lease operations, net of allowance for Expected Credit Loss	**513,678**	**502,582**

(*) Comprises Provision for Expected Loss for Financial Guarantees Pledged R$ (1,208) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (2,670) (R$ (2,601) at 12/31/2018).

By maturity	03/31/2019	12/31/2018
Overdue as from 1 day	22,155	19,563
Falling due up to 3 months	152,610	144,812
Falling due more than 3 months but less than 1 year	129,972	127,805
Falling due after 1 year	242,435	243,911
Total loan operations and lease operations	**547,172**	**536,091**

By concentration	03/31/2019	12/31/2018
Largest debtor	5,094	5,193
10 largest debtors	31,348	31,564
20 largest debtors	47,270	47,433
50 largest debtors	74,851	73,358
100 largest debtors	99,857	98,675

The breakdown of the Loan and lease operations portfolio by debtor's industry is evidenced in Note 32, item 1.4.1 - By business sector.

F-50

Itaú Unibanco Holding S.A.

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of Loan Operations and Lease Operations, segregated by stages:

Stage 1	balance at 12/31/2018	Transfer to Stage 2	Transfer to Stage 3 (*)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance at 03/31/2019
Individuals	**177,488**	**(4,988)**	**(404)**	**1,912**	**-**	**-**	**6,058**	**180,066**
Credit card	65,227	(2,245)	(60)	1,182	-	-	(888)	63,216
Personal loans	14,125	(1,516)	(220)	208	-	-	2,742	15,339
Payroll loans	44,156	(452)	(96)	196	-	-	2,386	46,190
Vehicles	14,353	(423)	(28)	80	-	-	943	14,925
Mortgage loans	39,627	(352)	-	246	-	-	875	40,396
Corporate	**90,716**	**(124)**	**(14)**	**694**	**7**	**-**	**405**	**91,684**
Small and medium businesses	**57,099**	**(1,216)**	**(185)**	**770**	**8**	**-**	**3,723**	**60,199**
Foreign loans - Latin America	**134,323**	**(1,306)**	**(280)**	**2,035**	**42**	**-**	**4,365**	**139,179**
Total	**459,626**	**(7,634)**	**(883)**	**5,411**	**57**	**-**	**14,551**	**471,128**

Stage 2	balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance at 03/31/2019
Individuals	**17,029**	**(1,912)**	**(1,672)**	**4,988**	**253**	**-**	**(203)**	**18,483**
Credit card	8,489	(1,182)	(323)	2,245	14	-	166	9,409
Personal loans	4,427	(208)	(827)	1,516	155	-	(110)	4,953
Payroll loans	1,024	(196)	(294)	452	33	-	(63)	956
Vehicles	1,022	(80)	(146)	423	17	-	(128)	1,108
Mortgage loans	2,067	(246)	(82)	352	34	-	(68)	2,057
Corporate	**2,222**	**(694)**	**(108)**	**124**	**-**	**-**	**(87)**	**1,457**
Small and medium businesses	**5,875**	**(770)**	**(410)**	**1,216**	**122**	**-**	**127**	**6,160**
Foreign loans - Latin America	**11,768**	**(2,035)**	**(612)**	**1,306**	**191**	**-**	**(221)**	**10,397**
Total	**36,894**	**(5,411)**	**(2,802)**	**7,634**	**566**	**-**	**(384)**	**36,497**

Stage 3	balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance at 03/31/2019
Individuals	**18,047**	**-**	**(253)**	**404**	**1,672**	**(2,290)**	**687**	**18,267**
Credit card	4,539	-	(14)	60	323	(898)	600	4,610
Personal loans	10,991	-	(155)	220	827	(994)	257	11,146
Payroll loans	1,698	-	(33)	96	294	(350)	(16)	1,689
Vehicles	545	-	(17)	28	146	(44)	(121)	537
Mortgage loans	274	-	(34)	-	82	(4)	(33)	285
Corporate	**9,705**	**(7)**	**-**	**14**	**108**	**(99)**	**(37)**	**9,684**
Small and medium businesses	**5,838**	**(8)**	**(122)**	**185**	**410**	**(577)**	**(111)**	**5,615**
Foreign loans - Latin America	**5,981**	**(42)**	**(191)**	**280**	**612**	**(391)**	**(268)**	**5,981**
Total	**39,571**	**(57)**	**(566)**	**883**	**2,802**	**(3,357)**	**271**	**39,547**

Consolidated 3 Stages	balance at 12/31/2018	Derecognition	Acquisition / (Settlement)	Closing balance at 03/31/2019
Individuals	**212,564**	**(2,290)**	**6,542**	**216,816**
Credit card	78,255	(898)	(122)	77,235
Personal loans	29,543	(994)	2,889	31,438
Payroll loans	46,878	(350)	2,307	48,835
Vehicles	15,920	(44)	694	16,570
Mortgage loans	41,968	(4)	774	42,738
Corporate	**102,643**	**(99)**	**281**	**102,825**
Small and medium businesses	**68,812**	**(577)**	**3,739**	**71,974**
Foreign loans - Latin America	**152,072**	**(391)**	**3,876**	**155,557**
Total	**536,091**	**(3,357)**	**14,438**	**547,172**

(*) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2.

F-51

Itaú Unibanco Holding S.A.

Reconciliation of gross portfolio of Loan Operations and Lease Operations, segregated by stages:

Stage 1	Beginning balance at 12/31/2017	Transfer to Stage 2	Transfer to Stage 3 (*)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2018
Individuals	**161,364**	**(15,847)**	**(1,921)**	**5,820**	**-**	**-**	**28,072**	**177,488**
Credit card	57,073	(6,361)	(471)	3,335	-	-	11,651	65,227
Personal loans	12,290	(4,854)	(908)	665	-	-	6,932	14,125
Payroll loans	42,115	(1,882)	(431)	542	-	-	3,812	44,156
Vehicles	12,550	(1,442)	(104)	322	-	-	3,027	14,353
Mortgage loans	37,336	(1,308)	(7)	956	-	-	2,650	39,627
Corporate	**91,442**	**(726)**	**(137)**	**1,629**	**113**	**-**	**(1,605)**	**90,716**
Small and medium businesses	**47,132**	**(4,891)**	**(742)**	**2,849**	**22**	**-**	**12,729**	**57,099**
Foreign loans - Latin America	**117,448**	**(10,913)**	**(1,261)**	**9,691**	**132**	**-**	**19,226**	**134,323**
Total	**417,386**	**(32,377)**	**(4,061)**	**19,989**	**267**	**-**	**58,422**	**459,626**

Stage 2	Beginning balance at 12/31/2017	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2018
Individuals	**13,032**	**(5,820)**	**(7,796)**	**15,847**	**1,018**	**-**	**748**	**17,029**
Credit card	6,027	(3,335)	(2,794)	6,361	60	-	2,170	8,489
Personal loans	3,108	(665)	(2,970)	4,854	611	-	(511)	4,427
Payroll loans	733	(542)	(1,136)	1,882	131	-	(44)	1,024
Vehicles	987	(322)	(598)	1,442	65	-	(552)	1,022
Mortgage loans	2,177	(956)	(298)	1,308	151	-	(315)	2,067
Corporate	**3,833**	**(1,629)**	**(1,032)**	**726**	**1,347**	**-**	**(1,023)**	**2,222**
Small and medium businesses	**6,001**	**(2,849)**	**(1,610)**	**4,891**	**505**	**-**	**(1,063)**	**5,875**
Foreign loans - Latin America	**13,028**	**(9,691)**	**(3,025)**	**10,913**	**1,002**	**-**	**(459)**	**11,768**
Total	**35,894**	**(19,989)**	**(13,463)**	**32,377**	**3,872**	**-**	**(1,797)**	**36,894**

Stage 3	Beginning balance at 12/31/2017	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2018
Individuals	**18,989**	**-**	**(1,018)**	**1,921**	**7,796**	**(8,520)**	**(1,121)**	**18,047**
Credit card	4,313	-	(60)	471	2,794	(3,155)	176	4,539
Personal loans	11,897	-	(611)	908	2,970	(3,724)	(449)	10,991
Payroll loans	1,868	-	(131)	431	1,136	(1,336)	(270)	1,698
Vehicles	628	-	(65)	104	598	(283)	(437)	545
Mortgage loans	283	-	(151)	7	298	(22)	(141)	274
Corporate	**12,372**	**(113)**	**(1,347)**	**137**	**1,032**	**(1,172)**	**(1,204)**	**9,705**
Small and medium businesses	**7,157**	**(22)**	**(505)**	**742**	**1,610**	**(2,471)**	**(673)**	**5,838**
Foreign loans - Latin America	**5,921**	**(132)**	**(1,002)**	**1,261**	**3,025**	**(1,384)**	**(1,708)**	**5,981**
Total	**44,439**	**(267)**	**(3,872)**	**4,061**	**13,463**	**(13,547)**	**(4,706)**	**39,571**

Consolidated 3 Stages	Beginning balance at 12/31/2017	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2018
Individuals	**193,385**	**(8,520)**	**27,699**	**212,564**
Credit card	67,413	(3,155)	13,997	78,255
Personal loans	27,295	(3,724)	5,972	29,543
Payroll loans	44,716	(1,336)	3,498	46,878
Vehicles	14,165	(283)	2,038	15,920
Mortgage loans	39,796	(22)	2,194	41,968
Corporate	**107,647**	**(1,172)**	**(3,832)**	**102,643**
Small and medium businesses	**60,290**	**(2,471)**	**10,993**	**68,812**
Foreign loans - Latin America	**136,397**	**(1,384)**	**17,059**	**152,072**
Total	**497,719**	**(13,547)**	**51,919**	**536,091**

(*) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2.

F-52

Itaú Unibanco Holding S.A.

c) Expected credit loss

Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages:

Stage 1	balance at 12/31/2018	Transfer to Stage 2	Transfer to Stage 3 [(1)]	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Net increase / (Reversal)	Closing balance at 03/31/2019
Individuals	**(3,892)**	**205**	**65**	**(59)**	**-**	**-**	**(361)**	**(4,042)**
Credit card	(2,001)	97	7	(38)	-	-	(108)	(2,043)
Personal loans	(963)	77	39	(12)	-	-	(149)	(1,008)
Payroll loans	(777)	15	17	(7)	-	-	(74)	(826)
Vehicles	(141)	15	2	(2)	-	-	(29)	(155)
Mortgage loans	(10)	1	-	-	-	-	(1)	(10)
Corporate	**(531)**	**2**	**-**	**(29)**	**-**	**-**	**93**	**(465)**
Small and medium businesses	**(1,112)**	**55**	**14**	**(35)**	(1)	**-**	**(53)**	**(1,132)**
Foreign loans - Latin America	**(1,396)**	**30**	**5**	**(56)**	**(18)**	**-**	**20**	**(1,415)**
Total	**(6,931)**	**292**	**84**	**(179)**	**(19)**	**-**	**(301)**	**(7,054)**

Stage 2	balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Net increase / (Reversal)	Closing balance at 03/31/2019
Individuals	**(2,116)**	**59**	**697**	**(205)**	**(37)**	**-**	**(862)**	**(2,464)**
Credit card	(1,086)	38	179	(97)	(7)	-	(323)	(1,296)
Personal loans	(675)	12	325	(77)	(21)	-	(355)	(791)
Payroll loans	(243)	7	162	(15)	(3)	-	(159)	(251)
Vehicles	(94)	2	27	(15)	(4)	-	(23)	(107)
Mortgage loans	(18)	-	4	(1)	(2)	-	(2)	(19)
Corporate	**(595)**	29	**19**	(2)	-	-	**(31)**	**(580)**
Small and medium businesses	**(557)**	35	**109**	(55)	**(36)**	-	**(61)**	**(565)**
Foreign loans - Latin America	**(1,183)**	56	**92**	(30)	**(75)**	-	**(91)**	**(1,231)**
Total	**(4,451)**	**179**	**917**	**(292)**	**(148)**	**-**	**(1,045)**	**(4,840)**

Stage 3	balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Net increase / (Reversal)	Closing balance at 03/31/2019
Individuals	**(8,417)**	**-**	**37**	**(65)**	**(697)**	**2,290**	**(1,682)**	**(8,534)**
Credit card	(2,990)	-	7	(7)	(179)	898	(772)	(3,043)
Personal loans	(3,809)	-	21	(39)	(325)	994	(711)	(3,869)
Payroll loans	(1,259)	-	3	(17)	(162)	350	(173)	(1,258)
Vehicles	(288)	-	4	(2)	(27)	44	(18)	(287)
Mortgage loans	(71)	-	2	-	(4)	4	(8)	(77)
Corporate	**(8,241)**	**-**	-	-	(19)	**99**	**368**	**(7,793)**
Small and medium businesses	**(2,863)**	**1**	36	(14)	(109)	**577**	**(385)**	**(2,757)**
Foreign loans - Latin America	**(2,606)**	**18**	75	(5)	(92)	**391**	**(297)**	**(2,516)**
Total	**(22,127)**	**19**	**148**	**(84)**	**(917)**	**3,357**	**(1,996)**	**(21,600)**

Consolidated 3 Stages	balance at 12/31/2018	Derecognition	Net increase / (Reversal) [(2)]	Closing balance at 03/31/2019 [(3)]
Individuals	**(14,425)**	**2,290**	**(2,905)**	**(15,040)**
Credit card	(6,077)	898	(1,203)	(6,382)
Personal loans	(5,447)	994	(1,215)	(5,668)
Payroll loans	(2,279)	350	(406)	(2,335)
Vehicles	(523)	44	(70)	(549)
Mortgage loans	(99)	4	(11)	(106)
Corporate	**(9,367)**	**99**	430	**(8,838)**
Small and medium businesses	**(4,532)**	**577**	(499)	**(4,454)**
Foreign loans - Latin America	**(5,185)**	**391**	(368)	**(5,162)**
Total	**(33,509)**	**3,357**	**(3,342)**	**(33,494)**

(1) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2;

(2) In the first quarter, there was no change in macroeconomic scenarios used gave rise.

(3) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,208) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (2,670) (R$ (2,601) at 12/31/2018).

F-53

Itaú Unibanco Holding S.A. Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages: Closing Transfer to balance at Transfer to Cure from the Cure from the Net increase / Stage 1 Derecognition balance at (1) 12/31/2018 Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 12/31/2018 Individuals (3 ,834) 708 313 (388) - - (691) (3,892) Credit card (2 ,135) 303 70 (246) - - 7 (2,001) Personal loans (7 59) 250 153 (39) - - (568) (963) Payroll loans (8 05) 98 82 (79) - - (73) (777) Vehicles (123) 55 8 (16) - - (65) (141) Mortgage loans (12) 2 - (8) - - 8 (10) Corporate (4 51) 7 1 (259) (85) - 256 (531) Small and medium businesses (1 ,149) 213 75 (177) (4) - (70) (1,112) Foreign loans - Latin America (1,013) 142 20 (659) (45) - 159 (1,396) Total (6 ,447) 1,070 409 (1,483) (134) - (346) (6,931) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 2 Derecognition balance at 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 12/31/2018 Individuals (2 ,209) 388 3,258 (708) (145) - (2,700) (2,116) Credit card (1,261) 246 1,309 (303) (29) - (1,048) (1,086) Personal loans (5 67) 39 1,194 (250) (78) - (1,013) (675) Payroll loans (2 62) 79 628 (98) (13) - (577) (243) Vehicles (108) 16 113 (55) (16) - (44) (94) Mortgage loans (11) 8 14 (2) (9) - (18) (18) Corporate (1 ,174) 259 193 (7) (147) - 281 (595) Small and medium businesses (7 01) 177 430 (213) (195) - (55) (557) Foreign loans - Latin America (1 ,223) 659 406 (142) (405) - (478) (1,183) Total (5 ,307) 1,483 4,287 (1,070) (892) - (2,952) (4,451) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 3 Derecognition balance at 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 12/31/2018 Individuals (8,787) - 145 (313) (3,258) 8,520 (4,724) (8,417) Credit card (3,288) - 29 (70) (1,309) 3,155 (1,507) (2,990) Personal loans (3,812) - 78 (153) (1,194) 3,724 (2,452) (3,809) Payroll loans (1,301) - 13 (82) (628) 1,336 (597) (1,259) Vehicles (316) - 16 (8) (113) 283 (150) (288) Mortgage loans (7 0) - 9 - (14) 22 (18) (71) Corporate (9,827) 85 147 (1) (193) 1,172 376 (8,241) Small and medium businesses (3,554) 4 195 (75) (430) 2,471 (1,474) (2,863) Foreign loans - Latin America (2,547) 45 405 (20) (406) 1,384 (1,467) (2,606) Total (24,715) 134 892 (409) (4,287) 13,547 (7,289) (22,127) Closing balance at Net increase / Consolidated 3 Stages balance at Derecognition 12/31/2018 (Reversal) (2) 12/31/2018 Individuals (14,830) 8,520 (8,115) (14,425) Credit card (6,684) 3,155 (2,548) (6,077) Personal loans (5,138) 3,724 (4,033) (5,447) Payroll loans (2,368) 1,336 (1,247) (2,279) Vehicles (547) 283 (259) (523) Mortgage loans (93) 22 (28) (99) Corporate (11,452) 1,172 913 (9,367) Small and medium businesses (5,404) 2,471 (1,599) (4,532) Foreign loans - Latin America (4,783) 1,384 (1,786) (5,185) Total (36,469) 13,547 (10,587) (33,509) (1) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2; (2) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,191) (R$ (1,907) at 12/31/2017) and Commitments to be Released R$ (2,601) (R$ (3,015) at 12/31/2017). F-54 Itaú Unibanco Holding S.A. Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages: Closing Transfer to balance at Transfer to Cure from the Cure from the Net increase / Stage 1 Derecognition balance at (1) 12/31/2018 Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 12/31/2018 Individuals (3 ,834) 708 313 (388) - - (691) (3,892) Credit card (2 ,135) 303 70 (246) - - 7 (2,001) Personal loans (7 59) 250 153 (39) - - (568) (963) Payroll loans (8 05) 98 82 (79) - - (73) (777) Vehicles (123) 55 8 (16) - - (65) (141) Mortgage loans (12) 2 - (8) - - 8 (10) Corporate (4 51) 7 1 (259) (85) - 256 (531) Small and medium businesses (1 ,149) 213 75 (177) (4) - (70) (1,112) Foreign loans - Latin America (1,013) 142 20 (659) (45) - 159 (1,396) Total (6 ,447) 1,070 409 (1,483) (134) - (346) (6,931) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 2 Derecognition balance at 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 12/31/2018 Individuals (2 ,209) 388 3,258 (708) (145) - (2,700) (2,116) Credit card (1,261) 246 1,309 (303) (29) - (1,048) (1,086) Personal loans (5 67) 39 1,194 (250) (78) - (1,013) (675) Payroll loans (2 62) 79 628 (98) (13) - (577) (243) Vehicles (108) 16 113 (55) (16) - (44) (94) Mortgage loans (11) 8 14 (2) (9) - (18) (18) Corporate (1 ,174) 259 193 (7) (147) - 281 (595) Small and medium businesses (7 01) 177 430 (213) (195) - (55) (557) Foreign loans - Latin America (1 ,223) 659 406 (142) (405) - (478) (1,183) Total (5 ,307) 1,483 4,287 (1,070) (892) - (2,952) (4,451) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 3 Derecognition balance at 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 12/31/2018 Individuals (8,787) - 145 (313) (3,258) 8,520 (4,724) (8,417) Credit card (3,288) - 29 (70) (1,309) 3,155 (1,507) (2,990) Personal loans (3,812) - 78 (153) (1,194) 3,724 (2,452) (3,809) Payroll loans (1,301) - 13 (82) (628) 1,336 (597) (1,259) Vehicles (316) - 16 (8) (113) 283 (150) (288) Mortgage loans (7 0) - 9 - (14) 22 (18) (71) Corporate (9,827) 85 147 (1) (193) 1,172 376 (8,241) Small and medium businesses (3,554) 4 195 (75) (430) 2,471 (1,474) (2,863) Foreign loans - Latin America (2,547) 45 405 (20) (406) 1,384 (1,467) (2,606) Total (24,715) 134 892 (409) (4,287) 13,547 (7,289) (22,127) Closing balance at Net increase / Consolidated 3 Stages balance at Derecognition 12/31/2018 (Reversal) (2) 12/31/2018 Individuals (14,830) 8,520 (8,115) (14,425) Credit card (6,684) 3,155 (2,548) (6,077) Personal loans (5,138) 3,724 (4,033) (5,447) Payroll loans (2,368) 1,336 (1,247) (2,279) Vehicles (547) 283 (259) (523) Mortgage loans (93) 22 (28) (99) Corporate (11,452) 1,172 913 (9,367) Small and medium businesses (5,404) 2,471 (1,599) (4,532) Foreign loans - Latin America (4,783) 1,384 (1,786) (5,185) Total (36,469) 13,547 (10,587) (33,509) (1) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2; (2) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,191) (R$ (1,907) at 12/31/2017) and Commitments to be Released R$ (2,601) (R$ (3,015) at 12/31/2017). F-54

Itaú Unibanco Holding S.A.

d) Lease operations - Lessor

Financial leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	03/31/2019		
	Payments receivable	Future financial income	Present value
Current	**1,447**	**(257)**	**1,190**
Up to 1 year	1,447	(257)	1,190
Non-current	**8,832**	**(2,307)**	**6,525**
From 1 to 2 years	1,159	(396)	763
From 2 to 3 years	859	(254)	605
From 3 to 4 years	708	(203)	505
From 4 to 5 years	834	(189)	645
Over 5 years	5,272	(1,265)	4,007
Total	**10,279**	**(2,564)**	**7,715**

Financial lease revenues are composed of:

	01/01 a 03/31/2019
Financial Income	141
Variable payments	9
Total	**150**

e) Operations of securitization or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred through co-obligation covenants. Thus, such credits continued recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	03/31/2019				12/31/2018			
	Assets		Liabilities (*)		Assets		Liabilities (*)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	1,824	1,817	1,818	1,808	1,941	1,925	1,939	1,920
Working capital	1,948	1,948	1,915	1,915	2,140	2,140	2,128	2,128
Other	-	-	4	4	-	-	4	4
Total	**3,772**	**3,765**	**3,737**	**3,727**	**4,081**	**4,065**	**4,071**	**4,052**

(*) Under Interbank Market Debt.

From January 1 to March 31, 2019, there were no transactions for transfer of financial assets without retention of risks and benefits. The effect from January 1 to March 31, 2018 was R$ 4, net of Provision for Expected Loss.

F-55

Itaú Unibanco Holding S.A.

Note 11 - Investments in associates and joint ventures

a) The following table presents investments of ITAÚ UNIBANCO HOLDING, individually immaterial:

	03/31/2019			
	Investment	**Equity in earnings**	**Other comprehensive income**	**Total comprehensive results**
Associates [a]	11,857	276	(1)	275
Joint ventures [b]	211	(47)	-	(47)
Total	**12,068**	**229**	**(1)**	**228**

	12/31/2018	03/31/2018		
	Investment	**Equity in earnings**	**Other comprehensive income**	**Total comprehensive results**
Associates [a]	11,802	157	1	158
Joint ventures [b]	217	(30)	-	(30)
Total	**12,019**	**127**	**1**	**128**

(a) At 03/31/2019, includes interest in total capital and voting capital of the following companies: XP Investimentos S.A. (49.90% total capital and 30.06% voting capital; 49.90% total capital and 30.06% voting capital at 12/31/2018); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2018); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2018); IRB-Brasil Resseguros S.A. (11,20% total capital and 11.20% voting capital; 11,20% total capital and 11.20% voting capital at 12/31/2018); Gestora de Inteligência de Crédito S.A (20% total and voting capital; 20% at 12/31/2018), Compañia Uruguaya de Medios de Procesamiento S.A. (32.37% total and voting capital; 32.37% at 12/31/2018); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2018); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2018) and Tecnologia Bancária S.A. (28.95% total and voting capital; and 28.95% at 12/31/2018).

(b) At 03/31/2019, includes interest in total and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2018); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2018) and includes result not arising from controlled companies' net income.

F-56

Itaú Unibanco Holding S.A. Note 12 – Lease commitments - Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended March 31, 2019, total cash outflow with lease amounted to R$ 304. Lease agreements in the amount of R$ 18 were renewed. There are no relevant sublease agreements. Total lease liabilities at present value recognized in the Consolidated Balance sheet is presented below: 03/31/2019 Current 302 Up to 1 year 302 Non-current 4,659 From 1 to 5 years 2,157 Over 5 years 2,502 Total future minimum payments 4,961 Lease amounts recognized in the Consolidated Statement of Income: 01/01 a 03/31/2019 Sublease revenue 4 Depreciation expenses (264) Interest expenses (94) Lease expense for low value assets (18) Variable expenses not include in lease liabilities (20) Total (392) In the period from January 1 to March 31, 2019, there was an impairment adjustment of R$ (113), recorded under the heading General and Administrative Expenses F-57 Itaú Unibanco Holding S.A. Note 12 – Lease commitments - Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended March 31, 2019, total cash outflow with lease amounted to R$ 304. Lease agreements in the amount of R$ 18 were renewed. There are no relevant sublease agreements. Total lease liabilities at present value recognized in the Consolidated Balance sheet is presented below: 03/31/2019 Current 302 Up to 1 year 302 Non-current 4,659 From 1 to 5 years 2,157 Over 5 years 2,502 Total future minimum payments 4,961 Lease amounts recognized in the Consolidated Statement of Income: 01/01 a 03/31/2019 Sublease revenue 4 Depreciation expenses (264) Interest expenses (94) Lease expense for low value assets (18) Variable expenses not include in lease liabilities (20) Total (392) In the period from January 1 to March 31, 2019, there was an impairment adjustment of R$ (113), recorded under the heading General and Administrative Expenses F-57

Itaú Unibanco Holding S.A.

Note 13 - Fixed assets

Fixed Assets [1]	Fixed assets under construction	Real estate in use: Land	Real estate in use: Buildings	Other fixed assets: Improvements	Other fixed assets: Installations	Other fixed assets: Furniture and equipment	Other fixed assets: EDP systems [2]	Other fixed assets: Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%	
Cost									
Balance at 12/31/2018	**556**	**1,084**	**3,111**	**2,487**	**1,988**	**1,209**	**9,328**	**1,253**	**21,016**
Acquisitions	99	4	-	2	4	14	205	17	345
Disposal	-	(2)	(6)	-	-	(1)	(52)	-	(61)
Exchange variation	(1)	-	3	8	(3)	(4)	(3)	-	-
Transfers	(52)	-	6	39	7	-	-	-	-
Other [3]	-	8	(90)	3	(271)	7	(21)	-	(364)
Balance at 03/31/2019	**602**	**1,094**	**3,024**	**2,539**	**1,725**	**1,225**	**9,457**	**1,270**	**20,936**
Depreciation									
Balance at 12/31/2018	**-**	**-**	**(1,929)**	**(1,670)**	**(1,290)**	**(834)**	**(7,128)**	**(863)**	**(13,714)**
Accumulated depreciation	-	-	(19)	(41)	(37)	(23)	(233)	(31)	(384)
Disposal	-	-	3	-	-	-	40	-	43
Exchange variation	-	-	(1)	4	3	3	(2)	(1)	6
Other [3]	-	-	72	(4)	262	(3)	69	1	397
Balance at 03/31/2019	**-**	**-**	**(1,874)**	**(1,711)**	**(1,062)**	**(857)**	**(7,254)**	**(894)**	**(13,652)**
Impairment									
Balance at 12/31/2018	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Additions/ assumptions	-	-	-	(5)	-	-	-	-	(5)
Reversals	-	-	-	-	-	-	-	-	-
Balance at 03/31/2019	**-**	**-**	**-**	**(5)**	**-**	**-**	**-**	**-**	**(5)**
Book value									
Balance at 03/31/2019	**602**	**1,094**	**1,150**	**823**	**663**	**368**	**2,203**	**376**	**7,279**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 14 achievable by 2019 (Note 32b - Off balance sheet).

(2) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

(3) Includes the total amount of R$ 17 related to the hyperinflationary adjustment for Argentina.

F-58

Itaú Unibanco Holding S.A.

Fixed assets [1]	Fixed assets under construction	Real estate in use [2]		Other fixed assets [2]					Total
		Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems [3]	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%	
Cost									
Balance at 12/31/2017	**367**	**1,044**	**3,107**	**2,204**	**1,955**	**1,152**	**8,679**	**1,148**	**19,656**
Acquisitions	474	-	-	35	22	59	764	129	1,483
Disposal	-	(13)	(103)	(45)	(13)	(16)	(264)	(30)	(484)
Exchange variation	3	6	(2)	42	(8)	(5)	(12)	4	28
Transfers	(289)	-	66	122	39	-	62	-	-
Other	1	47	43	129	(7)	19	99	2	333
Balance at 12/31/2018	**556**	**1,084**	**3,111**	**2,487**	**1,988**	**1,209**	**9,328**	**1,253**	**21,016**
Depreciation									
Balance at 12/31/2017	**-**	**-**	**(1,893)**	**(1,375)**	**(1,151)**	**(715)**	**(6,411)**	**(752)**	**(12,297)**
Accumulated depreciation	-	-	(80)	(183)	(155)	(97)	(909)	(121)	(1,545)
Disposal	-	-	24	32	5	11	236	29	337
Exchange variation	-	-	14	(24)	12	20	(5)	(3)	14
Other [5]	-	-	6	(120)	(1)	(53)	(39)	(16)	(223)
Balance at 12/31/2018	**-**	**-**	**(1,929)**	**(1,670)**	**(1,290)**	**(834)**	**(7,128)**	**(863)**	**(13,714)**
Book value									
Balance at 12/31/2018 [4]	**556**	**1,084**	**1,182**	**817**	**698**	**375**	**2,200**	**390**	**7,302**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 41 achievable by 2019 (Note 32b - Off balance sheet).

(2) Includes the amount of R$ 3 related to attached real estate.

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

(4) During de period, there was no impairment of assets recorded in Fixed assets.

(5) Includes the total amount of R$ 209 related to the hyperinflationary adjustment for Argentina.

F-59

Itaú Unibanco Holding S.A.

Note 14 - Goodwill and Intangible assets

	Goodwill and intangible from acquisition	Intangible assets [1]				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [2]	
Annual amortization rates	Up to 20%	8%	20%	20%	10 to 20%	
Cost						
Balance at 12/31/2018	**11,464**	**2,529**	**5,247**	**4,529**	**2,360**	**26,129**
Acquisitions	-	1	240	189	175	605
Terminated agreements/ derecognition	(26)	(4)	(55)	-	(25)	(110)
Exchange variation	173	26	46	-	10	255
Other [4]	-	15	-	-	(12)	3
Balance at 03/31/2019	**11,611**	**2,567**	**5,478**	**4,718**	**2,508**	**26,882**
Amortization						
Balance at 12/31/2018	**(26)**	**(867)**	**(2,501)**	**(1,823)**	**(1,015)**	**(6,232)**
Amortization expense [3]	-	(55)	(162)	(169)	(74)	(460)
Terminated agreements/ derecognition	26	4	-	-	25	55
Exchange variation	-	(15)	(18)	-	(5)	(38)
Other [4]	-	-	(45)	-	-	(45)
Balance at 03/31/2019	**-**	**(933)**	**(2,726)**	**(1,992)**	**(1,069)**	**(6,720)**
Impairment (Note 2.4h)						
Balance at 12/31/2018	**-**	**-**	**(225)**	**(343)**	**-**	**(568)**
Increase	-	-	-	-	-	-
Exchange variation	-	-	55	-	-	55
Balance at 03/31/2019	**-**	**-**	**(170)**	**(343)**	**-**	**(513)**
Book value						
Balance at 03/31/2019	**11,611**	**1,634**	**2,582**	**2,383**	**1,439**	**19,649**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 546 achievable by 2020;

(2) Includes of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;

(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (122) (R$ (107) from 01/01 to 03/31/2018) are disclosed in the General and administrative expenses.

(4) Includes the total amount of R$ 5 related to the hyperinflationary adjustment for Argentina.

F-60

Itaú Unibanco Holding S.A.

	Goodwill and intangible from acquisition	Intangible assets [1]				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [2]	
Annual amortization rates	Up to 20%	8%	20%	20%	10 to 20%	
Cost						
Balance at 12/31/2017	**11,162**	**2,452**	**4,571**	**4,353**	**2,161**	**24,699**
Acquisitions	8	1	646	318	408	1,381
Terminated agreements / derecognition	-	(27)	(312)	(189)	(210)	(738)
Exchange variation	560	47	205	-	(4)	808
Other	(266)	56	137	47	5	(21)
Balance at 12/31/2018	**11,464**	**2,529**	**5,247**	**4,529**	**2,360**	**26,129**
Amortization						
Balance at 12/31/2017	**(23)**	**(647)**	**(1,998)**	**(1,267)**	**(984)**	**(4,919)**
Amortization expense [3]	-	(223)	(596)	(697)	(261)	(1,777)
Terminated agreements / derecognition	-	27	312	154	210	703
Exchange variation	-	(141)	(152)	-	16	(277)
Other [4]	(3)	117	(67)	(13)	4	38
Balance at 12/31/2018	**(26)**	**(867)**	**(2,501)**	**(1,823)**	**(1,015)**	**(6,232)**
Impairment (Note 2.4h)						
Balance at 12/31/2017	**-**	**-**	**(54)**	**(343)**	**-**	**(397)**
Incresase	-	-	(167)	-	-	(167)
Exchange variation	-	-	(4)	-	-	(4)
Balance at 12/31/2018	**-**	**-**	**(225)**	**(343)**	**-**	**(568)**
Book value						
Balance at 12/31/2018	**11,438**	**1,662**	**2,521**	**2,363**	**1,345**	**19,329**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 637 achievable by 2020;

(2) Includes of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;

(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (452) (R$ (487) from 01/01 to 12/31/2017) are disclosed in the General and administrative expenses.

(4) Includes the total amount of R$ 31 related to the hyperinflationary adjustment for Argentina.

F-61

Itaú Unibanco Holding S.A.

Note 15 - Deposits

	03/31/2019			12/31/2018		
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	**234,422**	**152,305**	**386,727**	**235,248**	**155,592**	**390,840**
Time deposits	96,019	152,030	248,049	95,914	155,386	251,300
Interbank	1,790	275	2,065	2,469	206	2,675
Savings accounts	136,613	-	136,613	136,865	-	136,865
Non-interest bearing deposits	**74,760**	**-**	**74,760**	**72,584**	**-**	**72,584**
Demand deposits	74,757	-	74,757	72,581	-	72,581
Others Deposits	3	-	3	3	-	3
Total	**309,182**	**152,305**	**461,487**	**307,832**	**155,592**	**463,424**

Note 16 – Financial liabilities designated at fair value through profit or loss

	03/31/2019			12/31/2018		
	Current	Non-current	Total	Current	Non-current	Total
Structured notes						
Shares	24	4	28	31	9	40
Debt securities	17	139	156	6	146	152
Total	**41**	**143**	**184**	**37**	**155**	**192**

The effect of credit risk of these instruments is not significant at 03/31/2019 and 12/31/2018.

Shares and debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.

F-62

Itaú Unibanco Holding S.A.

Note 17 – Securities sold under repurchase agreements and interbank and institutional market debts

a) Securities sold under repurchase agreements

The table below shows the breakdown of funds:

	Interest rate (p.a.)	03/31/2019			12/31/2018		
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collteral		**70,016**	**5,414**	**75,430**	**71,231**	**6,420**	**77,651**
Government securities	93.5% of CDI to 6.4%	50,728	-	50,728	46,676	4	46,680
Corporate securities	40% of CDI to 92% of CDI	8,355	-	8,355	9,051	-	9,051
Own issue	40% of CDI to 16.9%	10,289	5,047	15,336	15,156	6,261	21,417
Foreign	0.4% to 6.3%	644	367	1,011	348	155	503
Assets received as collateral	5.9% to 6.4%	**170,317**	**-**	**170,317**	**172,953**	**-**	**172,953**
Right to sell or repledge the collateral	96.5% of CDI to 10%	**13,134**	**54,927**	**68,061**	**27,337**	**52,296**	**79,633**
Total		**253,467**	**60,341**	**313,808**	**271,521**	**58,716**	**330,237**

b) Interbank market debt

	Interest rate (p.a.)	03/31/2019			12/31/2018		
		Current	Non-current	Total	Current	Non-current	Total
Financial credit bills	99% of CDI to 17.31%	14,400	23,839	38,239	9,139	28,789	37,928
Real state credit bills	4.85% to IGPM + 4.70%	10,679	1,235	11,914	6,465	3,081	9,546
Agribusiness credit bills	70% of CDI to 15.77%	9,230	9,145	18,375	9,586	8,427	18,013
Guaranteed real state notes	96% of CDI	-	1,245	1,245	-	1,227	1,227
Import and export financing	LIBOR 6M + 0.40% to 9.60%	46,013	7,920	53,933	42,685	7,365	50,050
On-lending - domestic	0.50% to 18.92%	5,308	10,547	15,855	5,301	12,605	17,906
Total		**85,630**	**53,931**	**139,561**	**73,176**	**61,494**	**134,670**

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institucional market debt

	Interest rate (p.a.)	03/31/2019			12/31/2018		
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt (1)	LIBOR to IGPM + 4.63%	149	52,432	52,581	343	48,970	49,313
Foreign borrowing through securities	EURIBOR 6M to 30.13%	6,250	38,603	44,853	6,232	35,631	41,863
Structured Operations Certificates (2)	3.56% to 15.82%	1,514	715	2,229	1,949	849	2,798
Total		**7,913**	**91,750**	**99,663**	**8,524**	**85,450**	**93,974**

(1) At 03/31/2019, the amount of R$ 35,372 (R$ 32,205 at 12/31/2018) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, of March 01, 2013.

(2) At 03/31/2019, the market value of the funding from Structured Operations Certificates issued is R$ 2,311 (R$ 2,902 at 12/31/2018).

F-63

Itaú Unibanco Holding S.A. Note 18 - Other assets and liabilities a) Other assets 03/31/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 63,379 12,954 76,333 62,390 12,700 75,090 Receivables from credit card issuers 36,955 - 36,955 36,491 - 36,491 Deposits in guarantee for contingent, provisions and legal obligations (Note 29) 1,504 12,193 13,697 1,455 12,079 13,534 Negotiation and intermediation of securities 15,587 276 15,863 15,400 255 15,655 Income receivable 3,427 11 3,438 3,155 5 3,160 Credit of Operations without credit granting characteristics, net amount 3,149 4 3,153 3,021 4 3,025 Insurance and reinsurance operations 775 469 1,244 899 356 1,255 Net amount receivables from reimbursement of provisions (Note 29d) 1,015 - 1,015 999 - 999 Deposits in guarantee for foreign borrowing program 967 1 968 970 1 971 Non-financial 14,423 1,225 15,648 7,969 1,313 9,282 Sundry foreign 1,821 10 1,831 995 9 1,004 Prepaid expenses 3,005 479 3,484 2,642 546 3,188 Sundry domestic 2,434 16 2,450 1,579 27 1,606 Plan assets post-employment benefits (Note 26e) - 720 720 - 731 731 Lease right-of-use 4,783 - 4,783 - - - Other 2,380 - 2,380 2,753 - 2,753 b) Other liabilities 03/31/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 99,477 1,761 101,238 95,639 1,790 97,429 Credit card operations 77,480 - 77,480 78,803 - 78,803 Negotiation and intermediation of securities 9,108 170 9,278 9,167 172 9,339 Foreign exchange portfolio 700 - 700 634 - 634 Finance leases (Note 12a) 4,961 - 4,961 - - - Other 7,228 1,591 8,819 7,035 1,618 8,653 Non-financial 30,210 1,056 31,266 24,931 1,079 26,010 Funds in transit 11,585 17 11,602 10,015 27 10,042 Collection and payment of taxes and contributions 5,448 - 5,448 476 - 476 Social and statutory 2,863 36 2,899 4,085 23 4,108 Deferred income 2,566 - 2,566 2,530 - 2,530 Sundry creditors - domestic 2,423 144 2,567 2,310 188 2,498 Personnel provision 1,716 64 1,780 1,606 63 1,669 Provision for sundry payments 1,390 86 1,476 1,670 81 1,751 Liabilities for official agreements and rendering of payment services 1,128 - 1,128 1,155 - 1,155 Provision for retirement plan benefits (Note 26e) - 709 709 - 697 697 Other 1,091 - 1,091 1,084 - 1,084 (*) Provisão para garantias financeiras prestadas, registrada no passivo conforrme Resolução CMN nº 4.512/2016 e Carta Circular nº 3.782/2016. F-64 Itaú Unibanco Holding S.A. Note 18 - Other assets and liabilities a) Other assets 03/31/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 63,379 12,954 76,333 62,390 12,700 75,090 Receivables from credit card issuers 36,955 - 36,955 36,491 - 36,491 Deposits in guarantee for contingent, provisions and legal obligations (Note 29) 1,504 12,193 13,697 1,455 12,079 13,534 Negotiation and intermediation of securities 15,587 276 15,863 15,400 255 15,655 Income receivable 3,427 11 3,438 3,155 5 3,160 Credit of Operations without credit granting characteristics, net amount 3,149 4 3,153 3,021 4 3,025 Insurance and reinsurance operations 775 469 1,244 899 356 1,255 Net amount receivables from reimbursement of provisions (Note 29d) 1,015 - 1,015 999 - 999 Deposits in guarantee for foreign borrowing program 967 1 968 970 1 971 Non-financial 14,423 1,225 15,648 7,969 1,313 9,282 Sundry foreign 1,821 10 1,831 995 9 1,004 Prepaid expenses 3,005 479 3,484 2,642 546 3,188 Sundry domestic 2,434 16 2,450 1,579 27 1,606 Plan assets post-employment benefits (Note 26e) - 720 720 - 731 731 Lease right-of-use 4,783 - 4,783 - - - Other 2,380 - 2,380 2,753 - 2,753 b) Other liabilities 03/31/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 99,477 1,761 101,238 95,639 1,790 97,429 Credit card operations 77,480 - 77,480 78,803 - 78,803 Negotiation and intermediation of securities 9,108 170 9,278 9,167 172 9,339 Foreign exchange portfolio 700 - 700 634 - 634 Finance leases (Note 12a) 4,961 - 4,961 - - - Other 7,228 1,591 8,819 7,035 1,618 8,653 Non-financial 30,210 1,056 31,266 24,931 1,079 26,010 Funds in transit 11,585 17 11,602 10,015 27 10,042 Collection and payment of taxes and contributions 5,448 - 5,448 476 - 476 Social and statutory 2,863 36 2,899 4,085 23 4,108 Deferred income 2,566 - 2,566 2,530 - 2,530 Sundry creditors - domestic 2,423 144 2,567 2,310 188 2,498 Personnel provision 1,716 64 1,780 1,606 63 1,669 Provision for sundry payments 1,390 86 1,476 1,670 81 1,751 Liabilities for official agreements and rendering of payment services 1,128 - 1,128 1,155 - 1,155 Provision for retirement plan benefits (Note 26e) - 709 709 - 697 697 Other 1,091 - 1,091 1,084 - 1,084 (*) Provisão para garantias financeiras prestadas, registrada no passivo conforrme Resolução CMN nº 4.512/2016 e Carta Circular nº 3.782/2016. F-64

Itaú Unibanco Holding S.A. Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 02/22/2018, cancellations of 14,424,206, were approved, respective of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the Company's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 03/31/2019 Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6 ,537,131,486 6 4,776 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3 ,267,003,862 3 2,372 Shares of capital stock at 12/31/2018 4 ,958,290,359 4 ,845,844,989 9 ,804,135,348 9 7,148 Shares of capital stock at 03/31/2019 4 ,958,290,359 4 ,845,844,989 9 ,804,135,348 9 7,148 Residents in Brazil at 03/31/2019 4 ,928,028,078 1 ,674,329,712 6 ,602,357,790 6 5,422 Residents abroad at 03/31/2019 3 0,262,281 3 ,171,515,277 3 ,201,777,558 3 1,726 (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,820) Result of delivery of treasury shares - (22,309,749) (22,309,749) 486 (1) Treasury shares at 03/31/2019 - 6 1,304,677 6 1,304,677 (1,334) Outstanding shares at 03/31/2019 4 ,958,290,359 4 ,784,540,312 9 ,742,830,671 Outstanding shares at 12/31/2018 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 12/31/2018 Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3 ,299,073,506 1 ,116,291,341 4 ,415,364,847 6 5,482 Residents abroad at 12/31/2017 2 0,877,606 2 ,114,271,985 2 ,135,149,591 3 1,666 Shares of capital stock at 12/31/2017 3 ,319,951,112 3 ,230,563,326 6 ,550,514,438 9 7,148 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1 ,652,763,453 1 ,615,281,663 3 ,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4 ,958,290,359 4 ,845,844,989 9 ,804,135,348 9 7,148 Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6 ,537,131,486 6 4,776 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3 ,267,003,862 3 2,372 (1) Treasury shares at 12/31/2017 1 4,424,206 7 1,459,714 8 5,883,920 (2,743) Purchase of shares - 1 3,100,000 1 3,100,000 (510) (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) 534 Result of delivery of treasury shares - (29,623,265) (29,623,265) 899 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 2 8,677,977 2 8,677,977 - (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,820) Outstanding shares at 12/31/2018 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 (2) Outstanding shares at 12/31/2017 4 ,958,290,359 4 ,738,655,417 9 ,696,945,776 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 were adjusted by the split approved on 10/31/2018. F-65 Itaú Unibanco Holding S.A. Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 02/22/2018, cancellations of 14,424,206, were approved, respective of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the Company's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 03/31/2019 Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6 ,537,131,486 6 4,776 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3 ,267,003,862 3 2,372 Shares of capital stock at 12/31/2018 4 ,958,290,359 4 ,845,844,989 9 ,804,135,348 9 7,148 Shares of capital stock at 03/31/2019 4 ,958,290,359 4 ,845,844,989 9 ,804,135,348 9 7,148 Residents in Brazil at 03/31/2019 4 ,928,028,078 1 ,674,329,712 6 ,602,357,790 6 5,422 Residents abroad at 03/31/2019 3 0,262,281 3 ,171,515,277 3 ,201,777,558 3 1,726 (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,820) Result of delivery of treasury shares - (22,309,749) (22,309,749) 486 (1) Treasury shares at 03/31/2019 - 6 1,304,677 6 1,304,677 (1,334) Outstanding shares at 03/31/2019 4 ,958,290,359 4 ,784,540,312 9 ,742,830,671 Outstanding shares at 12/31/2018 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 12/31/2018 Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3 ,299,073,506 1 ,116,291,341 4 ,415,364,847 6 5,482 Residents abroad at 12/31/2017 2 0,877,606 2 ,114,271,985 2 ,135,149,591 3 1,666 Shares of capital stock at 12/31/2017 3 ,319,951,112 3 ,230,563,326 6 ,550,514,438 9 7,148 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1 ,652,763,453 1 ,615,281,663 3 ,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4 ,958,290,359 4 ,845,844,989 9 ,804,135,348 9 7,148 Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6 ,537,131,486 6 4,776 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3 ,267,003,862 3 2,372 (1) Treasury shares at 12/31/2017 1 4,424,206 7 1,459,714 8 5,883,920 (2,743) Purchase of shares - 1 3,100,000 1 3,100,000 (510) (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) 534 Result of delivery of treasury shares - (29,623,265) (29,623,265) 899 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 2 8,677,977 2 8,677,977 - (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,820) Outstanding shares at 12/31/2018 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 (2) Outstanding shares at 12/31/2017 4 ,958,290,359 4 ,738,655,417 9 ,696,945,776 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 were adjusted by the split approved on 10/31/2018. F-65

Itaú Unibanco Holding S.A. In 2019 there was no purchase of treasury shares in the period. See below cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share): 01/01 to 03/31/2019 Cost / market value Common Preferred Average cost - 21.76 Market value at 03/31/2019 29.85 34.43 01/01 to 12/31/2018 Cost / market value Common Preferred Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 30.05 35.50 F-66 Itaú Unibanco Holding S.A. In 2019 there was no purchase of treasury shares in the period. See below cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share): 01/01 to 03/31/2019 Cost / market value Common Preferred Average cost - 21.76 Market value at 03/31/2019 29.85 34.43 01/01 to 12/31/2018 Cost / market value Common Preferred Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 30.05 35.50 F-66

Itaú Unibanco Holding S.A. b) Dividends Shareholders are entitled mandatory minimum dividends in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally of income distributed, after common shares have received dividends equal to the annual minimum priority dividend to be paid to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, amounting to R$ 0.015 per share. l - Calculation of dividends and interest on capital 03/31/2019 03/31/2018 Statutory net income 6,500 5,539 Adjustments: (-) Legal reserve - 5% (325) (277) Dividend calculation basis 6,175 5,262 1,544 1,316 Mandatory minimum dividend - 25% Dividends and Interest on Capital Paid / Provided for / Identified 2,407 2,247 ll - Stockholders' compensation 03/31/2019 Gross value per Gross WHT Net share (R$) Paid / prepaid - 2 monthly installment of dividends from February to March 2019 0.0150 292 - 292 Provided for (Recorded in Other Liabilities) 1 ,252 - 1,252 Dividends - 1 monthly installment paid on 04/01/2019 0.0150 146 - 146 Dividends provision 0.1136 1 ,106 - 1,106 Identified in Revenue Reserve In Stockholders’ Equity 0.0886 863 - 863 Total from 01/01 to 03/31/2019 2 ,407 - 2,407 03/31/2018 Gross value per Gross WHT Net share (R$) Paid / prepaid - 2 monthly installment of dividends from February to March 2018 0.0150 194 - 194 Dividends - 11 monthly installments from February to December 2018 0.0150 194 - 194 Provided for (Recorded in Other Liabilities) 1 ,225 (103) 1,122 Dividends - 1 monthly installment paid on 04/02/2018 0.0150 97 - 97 Dividends provision 0.0679 441 - 441 Interest on capital 0.1059 687 (103) 584 Identified in Revenue Reserve In Stockholders’ Equity 0.1435 931 - 931 Total from 01/01 to 03/31/2018 2,350 (103) 2,247 F-67 Itaú Unibanco Holding S.A. b) Dividends Shareholders are entitled mandatory minimum dividends in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally of income distributed, after common shares have received dividends equal to the annual minimum priority dividend to be paid to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, amounting to R$ 0.015 per share. l - Calculation of dividends and interest on capital 03/31/2019 03/31/2018 Statutory net income 6,500 5,539 Adjustments: (-) Legal reserve - 5% (325) (277) Dividend calculation basis 6,175 5,262 1,544 1,316 Mandatory minimum dividend - 25% Dividends and Interest on Capital Paid / Provided for / Identified 2,407 2,247 ll - Stockholders' compensation 03/31/2019 Gross value per Gross WHT Net share (R$) Paid / prepaid - 2 monthly installment of dividends from February to March 2019 0.0150 292 - 292 Provided for (Recorded in Other Liabilities) 1 ,252 - 1,252 Dividends - 1 monthly installment paid on 04/01/2019 0.0150 146 - 146 Dividends provision 0.1136 1 ,106 - 1,106 Identified in Revenue Reserve In Stockholders’ Equity 0.0886 863 - 863 Total from 01/01 to 03/31/2019 2 ,407 - 2,407 03/31/2018 Gross value per Gross WHT Net share (R$) Paid / prepaid - 2 monthly installment of dividends from February to March 2018 0.0150 194 - 194 Dividends - 11 monthly installments from February to December 2018 0.0150 194 - 194 Provided for (Recorded in Other Liabilities) 1 ,225 (103) 1,122 Dividends - 1 monthly installment paid on 04/02/2018 0.0150 97 - 97 Dividends provision 0.0679 441 - 441 Interest on capital 0.1059 687 (103) 584 Identified in Revenue Reserve In Stockholders’ Equity 0.1435 931 - 931 Total from 01/01 to 03/31/2018 2,350 (103) 2,247 F-67

Itaú Unibanco Holding S.A.

c) Capital reserves and revenue reserves

I - Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan and variable compensation.

II - Appropriated reserves

	03/31/2019	12/31/2018
Capital reserves	**285**	**285**
Premium on subscription of shares	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1
Revenue reserves	**665**	**13,195**
Legal [(1)]	10,314	9,989
Statutory [(2)]	1,868	(2,775)
Corporate reorganizations (Note 2.4 a IV)	(11,517)	(11,517)
Special revenue reserves [(3)]	-	17,498
Total reserves at parent company	**950**	**13,480**

(1) It purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the remuneration flow to shareholders.

(3) Refers to Dividends or Interest on Capital declared after 03/31/2019 and 12/31/2018.

III - Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders' equity		Net Income	
	03/31/2019	12/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018
Itaú CorpBanca (Note 3)	11,812	11,645	94	79
Itaú CorpBanca Colômbia S.A. (Note 3)	1,329	1,268	28	37
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	375	364	23	23
Luizacred S.A. Soc. Cred. Financiamento Investimento	288	288	(1)	19
Other	101	119	12	10
Total	**13,905**	**13,684**	**156**	**168**

F-68

Itaú Unibanco Holding S.A.

Note 20 – Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits are only made in years in which there are sufficient profits to enable the distribution of mandatory dividends, limiting the maximum dilutive effect to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on stock-based payment plans are presented in the table below:

	01/01 to 03/31/2019	01/01 to 03/31/2018
Partner Plan	(96)	(35)
Variable compensation plan	(111)	(117)
Total	**(207)**	**(152)**

I – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING invest a percentage of their bonus to acquire shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive shares as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of shares and share-based Instruments are established every six months and are equivalent to the average of share quotation in the 30 days prior to the determination of the acquisition price, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the shares as consideration is the market price at the grant date, less expected dividends.

Changes in the Partner Program

	01/01 to 03/31/2019	01/01 to 03/31/2018
	Quantity	Quantity
Opening balance	**48,871,182**	**51,074,441**
New granted	7,966,558	9,709,293
Exercised	(15,480,748)	(10,441,872)
Cancelled	(55,111)	(346,239)
Closing balance	**41,301,881**	**49,995,623**
Weighted average of remaining contractual life (years)	2.36	2.89
Market value weighted average (R$)	**25.49**	**26.22**

F-69

Itaú Unibanco Holding S.A.

II- Variable compensation

In this plan, 50% of variable compensation of management members should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive's remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member that should meet at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in variable compensation in shares

	01/01 to 03/31/2019	01/01 to 03/31/2018
	Quantity	Quantity
Opening balance	**25,016,145**	**31,229,973**
New	8,260,102	8,716,022
Delivered	(13,934,827)	(16,151,886)
Cancelled	(11,999)	(106,055)
Closing balance	**19,329,421**	**23,688,054**
Market value weighted average (R$)	**37.66**	**34.05**

III – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan ("Simple Options"), which was discontinued, and only exercisable options remain.

Simple options have the following characteristics:

a) **Exercise price:** calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3.

b) **Vesting period:** determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

Summary of changes in the Simple options plan

	01/01 to 03/31/2019		01/01 to 03/31/2018	
	Quantity	Weighted average exercise price	Quantity	Weighted average exercise price
Opening balance	**3,089,599**	**22.11**	**24,514,359**	**25.21**
Options exercisable at the end of the period	3,089,599	22.11	24,514,359	25.21
Options:				
Canceled / Forfeited (*)	(15,590)	29.51	-	-
Exercised	(518,953)	21.84	(13,715,037)	25.88
Closing balance	**2,555,056**	**22.30**	**10,799,322**	**24.89**
Options exercisable at the end of the period	2,555,056	22.30	10,799,322	24.89
Range of exercise prices		22.30		14.47 - 27.55
Weighted average of the remaining contractual life (in years)		0.75		1.14
Market value weighted average (R$)		**37.55**		**33.39**

(*) Refers to non-exercise based on the beneficiary's decision.

F-70

Itaú Unibanco Holding S.A.

Note 21 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives

a) Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income

	01/01 to 03/31/2019	01/01 to 03/31/2018
Central Bank compulsory deposits	1,260	1,355
Interbank deposits	172	298
Securities purchased under agreements to resell	4,502	4,118
Financial assets at fair value through other comprehensive income	2,386	2,048
Financial assets at amortized cost	698	501
Loan and lease operations	18,943	17,758
Other financial assets	231	329
Total	**28,192**	**26,407**

b) Interest and similar expense

	01/01 to 03/31/2019	01/01 to 03/31/2018
Deposits	(4,464)	(3,279)
Securities sold under repurchase agreements	(5,659)	(5,577)
Interbank market debt	(3,111)	(2,365)
Institutional market debt	(1,547)	(1,580)
Financial expense from technical reserves for insurance and private pension plans	(3,912)	(3,613)
Other	(31)	(17)
Total	**(18,724)**	**(16,431)**

c) Adjustments to Fair Value of Financial Assets and Liabilities

	01/01 to 03/31/2019	01/01 to 03/31/2018
Financial assets at fair value through profit or loss	1,034	659
Derivatives (*)	619	432
Financial assets designated at fair value through profit or loss	(24)	45
Financial assets at fair value through other comprehensive income	(41)	95
Financial liabilities designated at fair value	(5)	(30)
Total	**1,583**	**1,201**

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 03/31/2019, ITAÚ UNIBANCO HOLDING recognized of loss of R$ (14) for Financial Assets – Amortized Cost.

Note 22 - Banking service fees

	01/01 to 03/31/2019	01/01 to 03/31/2018
Fees from credit and debit card services	3,814	3,702
Current account services	2,481	2,474
Asset management fees	1,317	1,160
Fees for guarantees issued and credit lines	412	443
Collection commissions	369	357
Brokerage commission	153	158
Other	593	603
Total	**9,139**	**8,897**

F-71

Itaú Unibanco Holding S.A. Note 23 - General and administrative expenses 01/01 to 01/01 to 03/31/2019 03/31/2018 Personnel expenses (6,093) (5,827) Compensation (2,484) (2,434) Employee profit sharing (1,142) (1,044) Welfare benefits (940) (864) Provision for labor claims and Dismissals (556) (579) Payroll taxes (806) (798) Stock option plan (Note 20) (96) (35) Training (48) (47) Other (21) (26) Administrative expenses (3,816) (3,934) Third party services (1,042) (995) Data processing and telecommunications (1,070) (1,008) Installations (476) (789) Advertising, promotions and publications (283) (249) Financial services (202) (192) Security (193) (190) Transportation (88) (84) Materials (86) (89) Travel (51) (46) Other (325) (292) Depreciation and Amortization (1,133) (802) Other expenses (2,440) (2,241) (1,253) (981) Selling - credit cards (215) (148) Claims Loss on sale of other assets, fixed assets and investments in associates and joint ventures (184) (93) (13) (15) Provision for civil lawsuits (Note 29) (128) (153) Provision for tax and social security lawsuits (65) (64) Refund of interbank costs Impairment - intangible asset - (167) (582) (620) Other Total (13,482) (12,804) F-72 Itaú Unibanco Holding S.A. Note 23 - General and administrative expenses 01/01 to 01/01 to 03/31/2019 03/31/2018 Personnel expenses (6,093) (5,827) Compensation (2,484) (2,434) Employee profit sharing (1,142) (1,044) Welfare benefits (940) (864) Provision for labor claims and Dismissals (556) (579) Payroll taxes (806) (798) Stock option plan (Note 20) (96) (35) Training (48) (47) Other (21) (26) Administrative expenses (3,816) (3,934) Third party services (1,042) (995) Data processing and telecommunications (1,070) (1,008) Installations (476) (789) Advertising, promotions and publications (283) (249) Financial services (202) (192) Security (193) (190) Transportation (88) (84) Materials (86) (89) Travel (51) (46) Other (325) (292) Depreciation and Amortization (1,133) (802) Other expenses (2,440) (2,241) (1,253) (981) Selling - credit cards (215) (148) Claims Loss on sale of other assets, fixed assets and investments in associates and joint ventures (184) (93) (13) (15) Provision for civil lawsuits (Note 29) (128) (153) Provision for tax and social security lawsuits (65) (64) Refund of interbank costs Impairment - intangible asset - (167) (582) (620) Other Total (13,482) (12,804) F-72

Itaú Unibanco Holding S.A.

Note 24 – Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (*)	15.00%

(*) For non-financial subsidiaries the Social Contribution tax rate is 9.00%.

a) Expenses for taxes and contributions

Demonstration of income tax and social contribution expense calculation:

Due on operations for the period	01/01 to 03/31/2019	01/01 to 03/31/2018
Income before income tax and social contribution	**9,538**	**9,563**
Charges (income tax and social contribution) at the rates in effect	(3,815)	(4,303)
Increase / decrease in income tax and social contribution charges arising from:		
Share of profit or (loss) of associates and joint ventures net	59	57
Foreign exchange variation on investments abroad	(72)	136
Interest on capital	862	932
Corporate reorganizations (Note 2.4 a IV)	-	157
Dividends and interest on external debt bonds	87	68
Other nondeductible expenses net of non taxable income (*)	1,210	1,374
Income tax and social contribution expenses	**(1,669)**	**(1,579)**
Related to temporary differences		
Increase (reversal) for the period	(972)	(1,661)
Increase (reversal) of prior periods	6	234
(Expenses) / Income related to deferred taxes	**(966)**	**(1,427)**
Total income tax and social contribution expenses	**(2,635)**	**(3,006)**

(*) Includes temporary (additions) and exclusions.

The effective IRPJ and CSLL rate in 2018 was 34.1%. This rate is calculated based on the managerial analysis of operations, with the adoption of criteria that affect the breakdown between the income lines and they do not affect net income. Among the managerial adjustments, which are reclassified to the financial margin, we point out the tax effects of hedging investments abroad, which are originally recorded in the tax expenses (PIS and COFINS) and Corporate Income Tax and Social Contribution on Net Income (IRPJ and CSLL) lines.

F-73

Itaú Unibanco Holding S.A.

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2018	Realization / Reversal	Increase	03/31/2019
Reflected in income	**37,252**	**(6,102)**	**5,273**	**36,423**
Provision for expected loss	18,563	(2,247)	1,172	17,488
Related to tax losses and social contribution loss carryforwards	4,391	(4)	914	5,301
Provision for profit sharing	1,844	(1,844)	833	833
Provision for devaluation of securities with permanent impairment	1,729	(179)	217	1,767
Provision	4,464	(348)	382	4,498
Civil lawsuits	1,586	(125)	-	1,461
Labor claims	2,037	(178)	283	2,142
Tax and social security	841	(45)	99	895
Goodwill on purchase of investments	60	(64)	33	29
Legal liabilities	676	(52)	10	634
Adjustments of operations carried out on the futures settlement market	98	(98)	118	118
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	631	(631)	580	580
Provision related to health insurance operations	343	-	2	345
Other	4,453	(635)	1,012	4,830
Reflected in stockholders' equity	**1,888**	**(135)**	**127**	**1,880**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	383	(54)	125	454
Cash flow hedge	1,149	(80)	2	1,071
Other	356	(1)	-	355
Total (1)(2)	**39,140**	**(6,237)**	**5,400**	**38,303**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,505 and R$ 267, respectively.

(2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

	12/31/2017	Realization / Reversal	Increase	12/31/2018
Reflected in income	**48,810**	**(23,511)**	**11,953**	**37,252**
Provision for expected loss	24,686	(9,746)	3,623	18,563
Related to tax losses and social contribution loss carryforwards	7,595	(3,649)	445	4,391
Provision for profit sharing	1,829	(1,829)	1,844	1,844
Provision for devaluation of securities with permanent impairment	2,228	(1,843)	1,344	1,729
Provision	5,194	(2,124)	1,394	4,464
Civil lawsuits	1,974	(610)	222	1,586
Labor claims	2,200	(1,280)	1,117	2,037
Tax and social security	1,020	(234)	55	841
Goodwill on purchase of investments	141	(163)	82	60
Legal liabilities	488	(61)	249	676
Adjustments of operations carried out in futures settlement market	277	(277)	98	98
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	429	(429)	631	631
Provision related to health insurance operations	341	(5)	7	343
Other	5,602	(3,385)	2,236	4,453
Reflected in stockholders' equity	**2,192**	**(785)**	**481**	**1,888**
Corporate reorganizations (Note 2.4 a IV)	628	(628)	-	-
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	327	(157)	213	383
Cash flow hedge	983	-	166	1,149
Other	254	-	102	356
Total (*)	**51,002**	**(24,296)**	**12,434**	**39,140**

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 32,781 and R$ 447, respectively.

F-74

Itaú Unibanco Holding S.A.

II - The provision for deferred tax and contributions and respective changes are as follows:

	12/31/2018	Realization / reversal	Increase	03/31/2019
Reflected in income	**6,144**	**(2,780)**	**2,917**	**6,281**
Depreciation in excess – finance lease	346	(19)	-	327
Adjustment of escrow deposits and provisions	1,348	-	9	1,357
Post-employment benefits	287	(11)	3	279
Adjustments of operations carried out on the futures settlement market	923	(923)	1,154	1,154
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	1,790	(1,790)	1,682	1,682
Taxation of results abroad – capital gains	659	-	19	678
Other	791	(37)	50	804
Reflected in stockholders' equity	**662**	**(33)**	**155**	**784**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	474	(14)	155	615
Cash flow hedge	168	(18)	-	150
Post-employment benefits	7	(1)	-	6
Other	13	-	-	13
Total (*)	**6,806**	**(2,813)**	**3,072**	**7,065**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,505 and R$ 267, respectively.

	12/31/2017	Realization / reversal	Increase	12/31/2018
Reflected in income	**14,569**	**(11,385)**	**2,960**	**6,144**
Depreciation in excess – finance lease	613	(267)	-	346
Adjustment of escrow deposits and provisions	1,280	(11)	79	1,348
Post-employment benefits	304	(143)	126	287
Adjustments of operations carried out on the futures settlement market	1,421	(1,421)	923	923
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	7,592	(7,592)	1,790	1,790
Taxation of results abroad – capital gains	1,973	(1,314)	-	659
Other	1,386	(637)	42	791
Reflected in stockholders' equity	**955**	**(311)**	**18**	**662**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	767	(302)	9	474
Cash flow hedge	166	-	2	168
Post-employment benefits	9	(9)	7	7
Other	13	-	-	13
Total (*)	**15,524**	**(11,696)**	**2,978**	**6,806**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 32,781 and R$ 447, respectively.

F-75

Itaú Unibanco Holding S.A.

III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution existing at 03/31/2019, are:

Year of realization	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%				
2019	7,387	23%	1,771	33%	9,158	24%	(882)	13%	8,276	26%
2020	11,894	36%	335	6%	12,229	32%	(1,071)	15%	11,158	36%
2021	5,333	16%	967	18%	6,300	16%	(227)	3%	6,073	19%
2022	2,014	6%	778	15%	2,792	7%	(1,343)	19%	1,449	5%
2023	941	3%	140	3%	1,081	3%	(130)	2%	951	3%
After 2023	5,433	16%	1,310	25%	6,743	18%	(3,412)	48%	3,331	11%
Total	**33,002**	**100%**	**5,301**	**100%**	**38,303**	**100%**	**(7,065)**	**100%**	**31,238**	**100%**
Present value (*)	**30,269**		**4,784**		**35,053**		**(6,076)**		**28,977**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below is not considered as an indication of future net income.

IV - At March 31, 2018, temporary effects brought by Law nº. 13,169/15 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were recognized based on their likelihood of realization. As at 03/31/2019 and 12/31/2018, there are no unrecognized tax credits.

c) Tax liabilities

	03/31/2019	12/31/2018
Taxes and contributions on income payable	34	615
Other Taxes and Contributions payable	1,781	1,443
Provision for deferred income tax and social contribution (Note 24b II)	267	447
Other	3,047	2,779
Total	**5,129**	**5,284**

F-76

Itaú Unibanco Holding S.A.

Note 25 – Earnings per share

a) Earning per share basic

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 03/31/2019	01/01 to 03/31/2018
Net income attributable to owners of the parent company	**6,747**	**6,389**
Minimum non-cumulative dividend on preferred shares	(105)	(105)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)
Retained earnings to be distributed, on a pro-rata basis, to common and preferred equity owners:		
Common	3,330	3,152
Preferred	3,203	3,023
Total net income available to equity owners:		
Common	3,439	3,261
Preferred	3,308	3,128
Weighted average number of shares outstanding		
Common	4,958,290,359	4,958,290,359
Preferred	4,770,295,919	4,756,090,561
Earnings per share - Basic – R$		
Common	0.69	0.66
Preferred	0.69	0.66

b) Earnings per share diluted

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 03/31/2019	01/01 to 03/31/2018
Total net income available to preferred equity owners	**3,308**	**3,128**
Dividend on preferred shares after dilution effects	13	15
Net income available to preferred equity owners considering preferred shares after the dilution effect	**3,321**	**3,143**
Total net income available to ordinary equity owners	**3,439**	**3,261**
Dividend on preferred shares after dilution effects	(13)	(15)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**3,426**	**3,246**
Adjusted weighted average of shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,806,592,987	4,800,236,634
Preferred	4,770,295,919	4,756,090,561
Incremental from stock options granted under our share-based payment	36,297,068	44,146,073
Earnings per share - diluted – R$		
Common	0.69	0.65
Preferred	0.69	0.65

There was not potentially antidulitive effect of the shares in Stock Based Payment Plans in both periods and, for better comparability, shares at March 31, 2018 were adjusted by the split approved on October 31, 2018.

F-77

Itaú Unibanco Holding S.A.

Note 26 – Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

Entity	Benefit plan	Modality
Fundação Itaú Unibanco - Previdência Complementar - FIU	Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan – PBF 002 benefit plan - PB002 Prebeg benefit plan UBB PREV defined benefit plan Benefit Plan II Itaulam basic plan Itaú Defined Benefit Plan REDECARD Retirement Plan ITAUCARD Retirement Defined Benefit Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan REDECARD Pension Plan	Defined Contribution
	Unibanco Pension Plan Itaulam Supplementary Plan Itaú Defined Contribution Plan REDECARD Retirement Plan ITAUCARD Supplementary Retirement Plan	Variable Contribution
FUNBEP Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan Funbep II Benefit Plan	Defined Benefit Variable Contribution

The modality of Defined Contribution plans have funds composed by the portions of sponsors' contributions not yet included in the participant's account balance due to loss of eligibility to the benefit, as well as of resources arising from the migration of retirement plans in defined benefit modality. The fund is used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

F-78

Itaú Unibanco Holding S.A.

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimated about the variables that determine the post-employment benefit amounts.

The main demographic assumptions comprise: mortality table and turnover of active participants and the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	03/31/2019	03/31/2018
Discount rate [(1)]	9.72% p.a.	9.98% p.a.
Mortality table [(2)]	AT-2000	AT-2000
Turnover	Itaú Experience 2008/2010 [(3)]	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	5.04% to 7.12 % p.a.
Growth of the pension fund benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield related to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
(2) Correspond to those disclosed by SOA – "Society of Actuaries", that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.
(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study preparedby an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

F-79

Itaú Unibanco Holding S.A.

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Fixed income securities	**17,492**	**18,065**	**92.19%**	**96.05%**
Quoted in an active market	17,208	17,775	90.70%	94.51%
Non quoted in an active market	284	290	1.50%	1.54%
Variable income securities	**770**	**24**	**4.06%**	**0.13%**
Quoted in an active market	762	18	4.02%	0.09%
Non quoted in an active market	8	6	0.04%	0.04%
Structured investments	**65**	**59**	**0.34%**	**0.31%**
Quoted in an active market	1	1	0.01%	0.01%
Non quoted in an active market	64	58	0.34%	0.30%
Real estate	**566**	**578**	**2.98%**	**3.07%**
Loans to participants	**80**	**82**	**0.42%**	**0.44%**
Total	**18,973**	**18,808**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2018), and real estate rented to Group companies, with a fair value of R$ 476 (R$ 487 at 12/31/2018).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from judicial decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new adhesions.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3%

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

F-80

Itaú Unibanco Holding S.A.

e) Net amount recognized in the balance sheet

	03/31/2019			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	18,973	1,616	-	20,589
2 - Actuarial liabilities	(15,585)	-	(283)	(15,868)
3 - Asset restriction (*)	(3,748)	(962)	-	(4,710)
4 - Net amount recognized in the balance sheet (1+2+3)	**(360)**	**654**	**(283)**	**11**
Amount recognized in Assets (Note 18a)	66	654	-	720
Amount recognized in Liabilities (Note 18b)	(426)	-	(283)	(709)

	12/31/2018			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	18,808	1,604	-	20,412
2 - Actuarial liabilities	(15,493)	-	(282)	(15,775)
3 - Asset restriction (*)	(3,664)	(939)	-	(4,603)
4 - Net amount recognized in the balance sheet (1+2+3)	**(349)**	**665**	**(282)**	**34**
Amount recognized in Assets (Note 18a)	66	665	-	731
Amount recognized in Liabilities (Note 18b)	(415)	-	(282)	(697)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

f) Change in the net amount recognized in the balance sheet

	03/31/2019								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**18,808**	**(15,493)**	**(3,664)**	**(349)**	**1,604**	**(939)**	**665**	**(282)**	**34**
Amounts recognized in income (loss) (1+2+3)	**442**	**(379)**	**(89)**	**(26)**	**38**	**(23)**	**15**	**(6)**	**(17)**
1 - Cost of current service	-	(19)	-	(19)	-		-	-	(19)
2 - Cost of past service	-	-	-	-	-		-	-	-
3 - Net interest (1)	442	(360)	(89)	(7)	38	(23)	15	(6)	2
Amounts recognized in stockholders' equity (4+5+6)	**(2)**	**(7)**	**5**	**(4)**	**1**	**-**	**1**	**-**	**(3)**
4 - Effects on asset ceiling	-	-	5	5	-	-	-	-	5
5 - Remeasurements (2)(3)	-	(9)	-	(9)	1	-	1	-	(8)
6 - Exchange variation	(2)	2	-	-	-	-	-	-	-
Other (7+8+9+10)	**(275)**	**294**	**-**	**19**	**(27)**	**-**	**(27)**	**5**	**(3)**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(294)	294	-	-	-	-	-	5	5
9 - Contributions from sponsor	17	-	-	17	(27)	-	(27)	-	(10)
10 - Contributions from parcipants	2	-	-	2	-	-	-	-	2
Amounts end of the period	**18,973**	**(15,585)**	**(3,748)**	**(360)**	**1,616**	**(962)**	**654**	**(283)**	**11**

	12/31/2018								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**17,588**	**(14,491)**	**(3,217)**	**(120)**	**1,634**	**(912)**	**722**	**(257)**	**345**
Amounts recognized in income (loss) (1+2+3)	**1,700**	**(1,454)**	**(321)**	**(75)**	**157**	**(90)**	**67**	**(25)**	**(33)**
1 - Cost of current service	-	(69)	-	(69)	-	-	-	-	(69)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest (1)	1,700	(1,385)	(321)	(6)	157	(90)	67	(25)	36
Amounts recognized in stockholders' equity (4+5+6)	**580**	**(688)**	**(126)**	**(234)**	**(102)**	**63**	**(39)**	**(19)**	**(292)**
4 - Effects on asset ceiling	-	-	(126)	(126)	-	63	63	-	(63)
5 - Remeasurements (2)(3)	566	(683)	-	(117)	(102)	-	(102)	(19)	(238)
6 - Exchange variation	14	(5)	-	9	-	-	-	-	9
Other (7+8+9+10)	**(1,060)**	**1,140**	**-**	**80**	**(85)**	**-**	**(85)**	**19**	**14**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(1,140)	1,140	-	-	-	-	-	19	19
9 - Contributions from sponsor	69	-	-	69	(85)	-	(85)	-	(16)
10 - Contributions from parcipants	11	-	-	11	-	-	-	-	11
Amounts end of the period	**18,808**	**(15,493)**	**(3,664)**	**(349)**	**1,604**	**(939)**	**665**	**(282)**	**34**

(1) Corresponds to the amount calculated at 01/01/2019 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.(at 01/01/2018 the rate used was 9.98 p.a.);

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate;

(3) The actual return on assets amounted to R$ 442 (R$ 2,266 at 12/31/2018).

F-81

Itaú Unibanco Holding S.A. g) Defined benefit contribution Estimated Contributions made contribution 01/01 to 01/01 to 2019 03/31/2019 03/31/2018 Pension plan - FIU 47 14 58 Pension plan - FUNBEP 10 3 11 Total 57 17 69 h) Maturity profile of defined benefit liabilities (*) Duration 2019 2020 2021 2022 2023 2024 to 2028 Pension plan - FIU 10.88 799 824 859 894 929 5,184 Pension plan - FUNBEP 10.09 370 387 404 420 435 2,362 Other post-employment benefits 12.02 17 18 19 20 21 127 Total 1,186 1,229 1,282 1,334 1,385 7,673 (*) Average duration of plan´s actuarial liabilities. i) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV pension plans Other post-employment benefits Present Stockholders´ Stockholders´ Present value Main assumptions Income value of Income (*) (*) of liability equity equity liability Interest rate Increase by 0,5% (718) - 76 (15) - (15) Decrease by 0,5% 782 - (250) 17 - 17 Mortality rate Increase by 5% (160) - 45 (6) - (6) Decrease by 5% 167 - (48) 7 - 7 Medical inflation Increase by 1% - - - 33 - 33 Decrease by 1% - - - (28) - (28) (*) Net of effects of asset ceiling F-82 Itaú Unibanco Holding S.A. g) Defined benefit contribution Estimated Contributions made contribution 01/01 to 01/01 to 2019 03/31/2019 03/31/2018 Pension plan - FIU 47 14 58 Pension plan - FUNBEP 10 3 11 Total 57 17 69 h) Maturity profile of defined benefit liabilities (*) Duration 2019 2020 2021 2022 2023 2024 to 2028 Pension plan - FIU 10.88 799 824 859 894 929 5,184 Pension plan - FUNBEP 10.09 370 387 404 420 435 2,362 Other post-employment benefits 12.02 17 18 19 20 21 127 Total 1,186 1,229 1,282 1,334 1,385 7,673 (*) Average duration of plan´s actuarial liabilities. i) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV pension plans Other post-employment benefits Present Stockholders´ Stockholders´ Present value Main assumptions Income value of Income (*) (*) of liability equity equity liability Interest rate Increase by 0,5% (718) - 76 (15) - (15) Decrease by 0,5% 782 - (250) 17 - 17 Mortality rate Increase by 5% (160) - 45 (6) - (6) Decrease by 5% 167 - (48) 7 - 7 Medical inflation Increase by 1% - - - 33 - 33 Decrease by 1% - - - (28) - (28) (*) Net of effects of asset ceiling F-82

Itaú Unibanco Holding S.A. Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of insured’s equity affected. Products are offered through insurance brokers (third parties operating in the market and their own), Itaú Unibanco’s electronic channels and branches, in compliance with regulatory requirements, issued by the National Council of Private Insurance – CNSP and by the Superintendence of Private Insurance - SUSEP. I – Insurance Contract entered between the parties to protect the client’s goods, that, upon payment of a premium, is protected by means of replacement or pre-established financial compensation, against damages that may cause property or personal destabilization. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks. The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, that covers losses, damages or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Developed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: · PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return, because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income. · VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. · FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical reserves for insurance and private pension The technical provisions of insurance and private pension are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: · Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred. In the calculation, term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force are considered , on a pro rata-die basis; · Provision for unsettled claims (PSL) - this provision is recognized for the coverage of expected amounts related reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income past-due, all gross of reinsurance operations and net of coinsurance operations. When required, it should contemplate IBNER (claims incurred but not sufficiently reported) adjustments for the aggregate development of claims reported but not paid, which mounts may be changed throughout the process up to final settlement; F-83 Itaú Unibanco Holding S.A. Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of insured’s equity affected. Products are offered through insurance brokers (third parties operating in the market and their own), Itaú Unibanco’s electronic channels and branches, in compliance with regulatory requirements, issued by the National Council of Private Insurance – CNSP and by the Superintendence of Private Insurance - SUSEP. I – Insurance Contract entered between the parties to protect the client’s goods, that, upon payment of a premium, is protected by means of replacement or pre-established financial compensation, against damages that may cause property or personal destabilization. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks. The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, that covers losses, damages or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Developed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: · PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return, because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income. · VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. · FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical reserves for insurance and private pension The technical provisions of insurance and private pension are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: · Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred. In the calculation, term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force are considered , on a pro rata-die basis; · Provision for unsettled claims (PSL) - this provision is recognized for the coverage of expected amounts related reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income past-due, all gross of reinsurance operations and net of coinsurance operations. When required, it should contemplate IBNER (claims incurred but not sufficiently reported) adjustments for the aggregate development of claims reported but not paid, which mounts may be changed throughout the process up to final settlement; F-83

Itaú Unibanco Holding S.A.

- **Provision for claims incurred and not reported (IBNR)** - this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations;

- **Mathematical provisions for benefits to be granted (PMBAC)** - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred;

- **Mathematical provisions for granted benefits (PMBC)** - recognized for the coverage of commitments to payment of indemnities and/or benefits assumed with participants or insured parties, based on the assumptions established in the agreement, after the event has occurred.

- **Provision for financial surplus (PEF)** - it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

- **Supplemental Coverage Reserve (PCC)** - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation;

- **Provision for redemptions and other amounts to be regularize (PVR)** - this provision is recognized for the coverage of amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted;

- **Provision for related expenses (PDR)** - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur.

IV - Main information related to Insurance and Private Pension operations

a) Indexes

Main Insurance Lines	Sales ratio %		Loss ratio %	
	01/01 to 03/31/2019	01/01 to 03/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018
Group accident insurance	35.4	34.3	7.4	7.2
Individual accident	18.0	11.7	20.4	17.4
Commercial multiple peril	21.2	21.1	35.8	36.9
Internal credit	0.6	0.8	69.7	155.5
Serious or terminal diseases	25.3	10.9	22.1	16.4
Extended warranty - assets	62.3	62.1	(3.0)	13.2
Credit Life	23.1	18.4	18.6	15.2
Income from Uncertain Events	23.8	18.2	22.2	19.6
Multiple risks	47.0	49.8	59.8	49.6
Home insurance in market policies – Credit Life	20.0	20.4	14.3	13.9
Group life	21.9	11.4	33.3	29.5

F-84

Itaú Unibanco Holding S.A. b) Income related to insurance and private pension Premiums and contributions Main lines 01/01 to 01/01 to 03/31/2019 03/31/2018 Group accident insurance 181 150 Individual accident 58 78 Commercial multiple peril 12 13 Internal Credit 25 13 Serious or terminal diseases 48 41 Disability Savings Pension 66 76 PGBL 507 494 Credit Life 240 210 Income from Uncertain Events 68 - Multiple risks 65 41 Home Insurance in Market Policies – Credit Life 76 66 Traditional 24 26 VGBL 2,798 4,444 Group life 228 231 Other lines 115 172 Total 4,511 6,055 F-85 Itaú Unibanco Holding S.A. b) Income related to insurance and private pension Premiums and contributions Main lines 01/01 to 01/01 to 03/31/2019 03/31/2018 Group accident insurance 181 150 Individual accident 58 78 Commercial multiple peril 12 13 Internal Credit 25 13 Serious or terminal diseases 48 41 Disability Savings Pension 66 76 PGBL 507 494 Credit Life 240 210 Income from Uncertain Events 68 - Multiple risks 65 41 Home Insurance in Market Policies – Credit Life 76 66 Traditional 24 26 VGBL 2,798 4,444 Group life 228 231 Other lines 115 172 Total 4,511 6,055 F-85

Itaú Unibanco Holding S.A.

c) Technical provisions balances

	Insurance		Private Pension		Total	
	03/31/2019	12/31/2018	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Unearned premiums (PPNG)	2,170	2,111	12	13	2,182	2,124
Mathematical reserve for benefits to be granted (PMBAC) and benefits granted (PMBC)	199	195	198,972	195,348	199,171	195,543
Redemptions and Other Unsettled Amounts (PVR)	12	12	451	298	463	310
Financial surplus (PEF)	2	2	596	605	598	607
Unsettled claims (PSL)	530	548	45	43	575	591
Claims / events incurred but not reported (IBNR)	377	348	25	25	402	373
Related Expenses (PDR)	31	31	100	98	131	129
Other	562	562	957	948	1,519	1,510
Total	**3,883**	**3,809**	**201,158**	**197,378**	**205,041**	**201,187**

d) Change in technical provisions

	03/31/2019			12/31/2018		
	Insurance	Private pension	Total	Insurance	Private pension	Total
Opening balance	**3,809**	**197,378**	**201,187**	**3,464**	**177,768**	**181,232**
(+) Additions arising from premiums / contribution	1,123	3,396	4,519	4,340	19,764	24,104
(-) Risk adjustments	(884)	(69)	(953)	(3,937)	(297)	(4,234)
(-) Payment of claims / benefits	(331)	(141)	(472)	(1,184)	(580)	(1,764)
(+) Reported claims	376	-	376	1,325	-	1,325
(-) Redemptions	-	(4,081)	(4,081)	(1)	(13,771)	(13,772)
(+/-) Portability of insurances	-	605	605	-	3,758	3,758
(+) Adjustment of reserves and financial surplus	2	3,862	3,864	9	11,622	11,631
(+/-) Other (recognition / reversal)	(212)	208	(4)	(207)	(886)	(1,093)
Closing balance	**3,883**	**201,158**	**205,041**	**3,809**	**197,378**	**201,187**

Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive's approval. The effects on assumptions are recognized in income for the period in which they occurred.

F-86

Itaú Unibanco Holding S.A.

V - Deferred acquisition costs

They are recorded in assets and charges are shown in the table below:

	03/31/2019	12/31/2018
Opening Balance	**409**	**253**
Increase	278	1,001
Amortization	(251)	(845)
Closening Balance	**436**	**409**
Balance to be amortized in up to 12 months	351	334
Balance to be amortized after 12 months	85	75

VI - Table of Claims Development

The amounts shown in the tables express the position at 12/31/2018, since the actuarial calculations are made semi-annually:

Provision for unsettled claims (PSL) (*)	591
(-) IBNER	170
(-) Reinsurance	35
(-) Retrocession and other estimates	(25)
Liability claims presented in the development table (a + b)	**411**

(*) It stated in Note 27IV c at 12/31/2018.

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

a) Administratives claims

Occurrence date	12/31/2014	12/31/2015	12/31/2016	12/31/2017	12/31/2018	Total
At the end of reporting period	910	1,009	938	934	992	
After 1 year	935	1,054	981	977		
After 2 years	958	1,082	1,001			
After 3 years	964	1,091				
After 4 years	967					
Current estimate	967	1,091	1,001	977	992	
Accumulated payments through base date	962	1,078	978	956	815	4,789
Liabilities recognized in the balance sheet	5	13	23	21	178	240
Liabilities in relation to prior periods						12
Total administratives claims						**252**

b) Judicial claims

Occurrence date	12/31/2014	12/31/2015	12/31/2016	12/31/2017	12/31/2018	Total
At the end of reporting period	27	30	26	28	16	
After 1 year	37	41	35	40		
After 2 years	46	52	43			
After 3 years	54	64				
After 4 years	60					
Current estimate	60	64	43	40	16	
Accumulated payments through base date	45	49	34	30	10	168
Liabilities recognized in the balance sheet	15	15	10	10	5	55
Liabilities in relation to prior periods						104
Total judicial claims						**159**

The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

F-87

Itaú Unibanco Holding S.A. VII - Liability Adequacy Test The ITAÚ UNIBANCO HOLDING carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in the reporting periods 2018 and 2017. The assumptions used in the test are periodically reviewed and are based on the best practices and the analysis of subsidiaries’ experience, therefore representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as run-off triangle of quarterly frequency. For social security products, cash flows for the deferral and assignment phases are tested on a separate basis. The risk grouping criterion considers groups subject to similar risks that are jointly managed as a single portfolio. Biometric tables Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the Brazilian Market Insurer Experience (BR-EMS) tables in effect are used, adjusted according to life expectancy development of Scale G, and the Álvaro Vindas table is adopted to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure is an indicator of the pure time value of money used to price the set of projected cash flows. The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of Financial assets at amortized cost of the guarantee assets portfolio. Income conversion rate The income conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision of conversion into income by participants is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future increases and contributions, among others, are assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. F-88 Itaú Unibanco Holding S.A. VII - Liability Adequacy Test The ITAÚ UNIBANCO HOLDING carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in the reporting periods 2018 and 2017. The assumptions used in the test are periodically reviewed and are based on the best practices and the analysis of subsidiaries’ experience, therefore representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as run-off triangle of quarterly frequency. For social security products, cash flows for the deferral and assignment phases are tested on a separate basis. The risk grouping criterion considers groups subject to similar risks that are jointly managed as a single portfolio. Biometric tables Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the Brazilian Market Insurer Experience (BR-EMS) tables in effect are used, adjusted according to life expectancy development of Scale G, and the Álvaro Vindas table is adopted to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure is an indicator of the pure time value of money used to price the set of projected cash flows. The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of Financial assets at amortized cost of the guarantee assets portfolio. Income conversion rate The income conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision of conversion into income by participants is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future increases and contributions, among others, are assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. F-88

Itaú Unibanco Holding S.A.

Note 28 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

		03/31/2019		12/31/2018	
		Carrying value	Estimated fair value	Carrying value	Estimated fair value
Cash deposits on demand	(a)	30,376	30,376	37,159	37,159
Financial assets		**1,419,133**	**1,429,458**	**1,424,876**	**1,433,116**
Central Bank compulsory deposits	(a)	91,278	91,278	94,148	94,148
At Amortized Cost		990,063	1,000,388	994,759	1,002,999
Interbank deposits	(b)	26,325	26,336	26,420	26,510
Securities purchased under agreements to resell	(a)	259,595	259,595	280,136	280,136
Securities	(c)	113,924	116,073	110,395	112,171
Loan operations and lease operations portfolio	(d)	547,172	555,337	536,091	542,465
Other financial assets	(e)	76,333	76,333	75,090	75,090
(-) Provision for Expected Loss		(33,286)	(33,286)	(33,373)	(33,373)
At Fair Value Through Other Comprehensive Income		51,611	51,611	49,323	49,323
Securities	(c)	51,611	51,611	49,323	49,323
At Fair Value Through Profit or Loss		286,181	286,181	286,646	286,646
Securities	(c)	262,097	262,097	263,180	263,180
Derivatives	(c)	24,084	24,084	23,466	23,466
Financial liabilities		**1,147,615**	**1,146,367**	**1,151,237**	**1,150,700**
At Amortized Cost		1,115,757	1,114,509	1,119,734	1,119,197
Deposits	(b)	461,487	461,444	463,424	463,363
Securities sold under repurchase agreements	(a)	313,808	313,808	330,237	330,237
Interbank market debt	(b)	139,561	139,474	134,670	134,533
Institutional market debt	(b)	99,663	98,545	93,974	93,635
Other financial liabilities	(e)	101,238	101,238	97,429	97,429
At Fair Value Through Profit or Loss		27,980	27,980	27,711	27,711
Derivatives	(c)	27,796	27,796	27,519	27,519
Structured notes		184	184	192	192
Provision for Expected Loss		3,878	3,878	3,792	3,792
Loan Commitments		2,670	2,670	2,601	2,601
Financial Guarantees		1,208	1,208	1,191	1,191

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 78,042 (R$ 76,852 at 12/31/2018) with an estimated fair value of R$ 1,118 (R$ 1,168 at 12/31/2018).

F-89

Itaú Unibanco Holding S.A. The methods and assumptions adopted to estimate the fair value are defined below: a) Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements – The carrying amounts for these instruments approximate their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives - Under usual conditions, the prices quoted in the market are the best indicators of fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of the prices quoted by the Brazilian Association of Entities from Financial and Capital Markets (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows: · Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). · Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps. · Options: determined based on mathematical models, such as Black & Scholes, using data, in general from Bloomberg, of implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. · Loans: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loan operations and lease operations – Fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets / liabilities without significant associated market, credit and liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. F-90 Itaú Unibanco Holding S.A. The methods and assumptions adopted to estimate the fair value are defined below: a) Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements – The carrying amounts for these instruments approximate their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives - Under usual conditions, the prices quoted in the market are the best indicators of fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of the prices quoted by the Brazilian Association of Entities from Financial and Capital Markets (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows: · Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). · Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps. · Options: determined based on mathematical models, such as Black & Scholes, using data, in general from Bloomberg, of implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. · Loans: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loan operations and lease operations – Fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets / liabilities without significant associated market, credit and liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. F-90

Itaú Unibanco Holding S.A. Level 2: Information that is observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures, some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and certain forwards, since information adopted by pricing models are immediately observable in actively quoted markets. The models used for these instruments are Black & Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities falling due after 2025 and securities that are not usually traded in an active market. Derivatives with fair values classified into Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and target flow, credit derivatives and futures of certain commodities. All aforementioned methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date. F-91 Itaú Unibanco Holding S.A. Level 2: Information that is observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures, some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and certain forwards, since information adopted by pricing models are immediately observable in actively quoted markets. The models used for these instruments are Black & Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities falling due after 2025 and securities that are not usually traded in an active market. Derivatives with fair values classified into Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and target flow, credit derivatives and futures of certain commodities. All aforementioned methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date. F-91

Itaú Unibanco Holding S.A.

Distribution by level

The following table presents the breakdown of fair value hierarchy levels.

	03/31/2019				12/31/2018			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	223,814	33,561	2,790	260,165	224,872	34,206	2,833	261,911
Investment funds	547	2,529	-	3,076	2,003	2,323	-	4,326
Brazilian government securities	212,011	3,335	-	215,346	213,816	3,242	-	217,058
Government securities – other countries	1,866	819	-	2,685	1,517	562	-	2,079
Argentina	1,302	-	-	1,302	1,129	-	-	1,129
Chile	409	185	-	594	147	155	-	302
Colombia	-	559	-	559	-	207	-	207
United States	117	-	-	117	117	-	-	117
Italy	-	-	-	-	-	115	-	115
Mexico	27	-	-	27	120	-	-	120
Paraguay	-	1	-	1	-	1	-	1
Uruguay	-	74	-	74	-	84	-	84
Other	11	-	-	11	4	-	-	4
Corporate securities	9,390	26,878	2,790	39,058	7,536	28,079	2,833	38,448
Shares	6,290	2,233	1,283	9,806	6,175	2,003	1,268	9,446
Bank deposit certificates	-	784	-	784	1	968	-	969
Securitized real estate loans	-	-	1,345	1,345	-	-	1,411	1,411
Debentures	1,813	2,947	121	4,881	168	4,707	85	4,960
Eurobonds and others	1,287	58	13	1,358	1,192	173	31	1,396
Financial credit bills	-	20,463	5	20,468	-	19,719	5	19,724
Promissory notes	-	370	-	370	-	435	-	435
Other	-	23	23	46	-	74	33	107
Financial assets at fair value through other comprehensive income	34,135	17,468	8	51,611	30,680	18,643	-	49,323
Brazilian government securities	30,842	825	-	31,667	27,038	801	-	27,839
Government securities – other countries	1,883	15,287	-	17,170	2,448	16,324	-	18,772
Germany	22	-	-	22	22	-	-	22
Chile	-	6,679	-	6,679	-	7,653	-	7,653
Colombia	-	5,105	-	5,105	-	5,505	-	5,505
United States	1,750	388	-	2,138	2,425	193	-	2,618
France	-	877	-	877	-	891	-	891
Italy	111	-	-	111	-	-	-	-
Paraguay	-	1,491	-	1,491	-	1,529	-	1,529
Uruguay	-	747	-	747	-	553	-	553
Other	-	-	-	-	1	-	-	1
Corporate securities	1,410	1,356	8	2,774	1,194	1,518	-	2,712
Shares	129	-	-	129	161	-	-	161
Bank deposit certificates	-	815	-	815	-	1,053	-	1,053
Debentures	1	-	-	1	-	2	-	2
Eurobonds and others	1,280	541	8	1,829	1,033	463	-	1,496
Financial assets at fair value through profit or loss	1,932	-	-	1,932	1,269	-	-	1,269
Brazilian government securities	1,932	-	-	1,932	1,269	-	-	1,269
Financial liabilities designated at fair value through profit or loss	-	184	-	184	-	192	-	192
Structured notes	-	184	-	184	-	192	-	192

The following table presents the breakdown of fair value hierarchy levels for our derivative assets and liabilities.

	03/31/2019				12/31/2018			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	6	23,994	84	24,084	15	23,309	142	23,466
Swap Contract– adjustment receivable	-	13,685	39	13,724	-	12,959	90	13,049
Options Contract	-	3,325	45	3,370	-	4,163	52	4,215
Forwards Contract	-	3,262	-	3,262	-	1,835	-	1,835
Credit derivatives - financial Institutions	-	158	-	158	-	120	-	120
NDF - Non Deliverable Forward	-	2,906	-	2,906	-	3,711	-	3,711
Check of swap - Companies	-	23	-	23	-	44	-	44
Other derivative financial instruments	6	635	-	641	15	477	-	492
Liabilities	(6)	(27,730)	(60)	(27,796)	(22)	(27,471)	(26)	(27,519)
Swap Contract – adjustment payable	-	(19,375)	(37)	(19,412)	-	(19,351)	(3)	(19,354)
Options Contract	(1)	(3,105)	(23)	(3,129)	-	(3,906)	(23)	(3,929)
Forwards Contract	-	(1,975)	-	(1,975)	-	(470)	-	(470)
Credit derivatives - financial Institutions	-	(70)	-	(70)	-	(140)	-	(140)
NDF - Non Deliverable Forward	-	(2,976)	-	(2,976)	-	(3,384)	-	(3,384)
Check of swap - Companies	-	(174)	-	(174)	-	(162)	-	(162)
Other derivative financial instruments	(5)	(55)	-	(60)	(22)	(58)	-	(80)

There were no significant transfer between Level 1 and Level 2 during the period from March 31, 2019. Transfers to and from Level 3 are presented in movements of Level 3.

F-92

Itaú Unibanco Holding S.A. Measurement of fair value Level 2 based on pricing services and brokers To assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. Of the total of R$ 51,213 in financial instruments classified as Level 2, on March 31, 2019, pricing service or brokers were used to evaluate securities at the value of R$ 19,652, substantially represented by: · Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers. · Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base. The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative. F-93 Itaú Unibanco Holding S.A. Measurement of fair value Level 2 based on pricing services and brokers To assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. Of the total of R$ 51,213 in financial instruments classified as Level 2, on March 31, 2019, pricing service or brokers were used to evaluate securities at the value of R$ 19,652, substantially represented by: · Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers. · Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base. The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative. F-93

Itaú Unibanco Holding S.A.

Level 3 recurring fair value changes

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2018	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 03/31/2019	Total Gains or Losses (Unrealized)
		Recognized in the result	Recognized in other comprehensive income					
Financial assets designated at fair value	**2,833**	**(189)**	**-**	**3**	**(51)**	**194**	**2,790**	**(397)**
Brazilian government securities	-	-	-	-	-	-	-	(1)
Corporate securities	**2,833**	**(189)**	**-**	**3**	**(51)**	**194**	**2,790**	**(396)**
Shares	1,268	15	-	-	-	-	1,283	(428)
Securitized real estate loans	1,411	(66)	-	-	-	-	1,345	30
Debentures	85	(130)	-	-	-	166	121	2
Eurobonds and others	31	1	-	2	(49)	28	13	-
Financial credit bills	5	-	-	-	-	-	5	-
Other	33	(9)	-	1	(2)	-	23	-
Available-for-sale financial assets	**-**	**27**	**(32)**	**-**	**(14)**	**27**	**8**	**(3)**
Corporate securities	**-**	**27**	**(32)**	**-**	**(14)**	**27**	**8**	**(3)**
Debentures	-	(2)	2		-		-	-
Eurobonds and others	-	29	(34)		(14)	27	8	(3)

	Fair value at 12/31/2018	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 03/31/2019	Total Gains or Losses (Unrealized)
		Recognized in the result	Recognized in other comprehensive income					
Derivatives - assets	**142**	**(25)**	**-**	**60**	**(44)**	**(49)**	**84**	**25**
Swap Contract– adjustment receivable	90	(2)	-	-	-	(49)	39	32
Options Contract	52	(23)	-	60	(44)	-	45	(7)
Derivatives - liabilities	**(26)**	**(24)**	**-**	**(38)**	**61**	**(33)**	**(60)**	**(31)**
Swap Contract – adjustment payable	(3)	(2)	-	(1)	2	(33)	(37)	(25)
Options Contract	(23)	(22)	-	(37)	59	-	(23)	(6)

	Fair value at 12/31/2017	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2018	Total Gains or Losses (Unrealized)
		Recognized in the result	Recognized in other comprehensive income					
Financial assets designated at fair value through profit or loss	**3,947**	**(377)**	**-**	**90**	**(353)**	**(474)**	**2,833**	**(618)**
Brazilian government securities	**1**	**(1)**	-	-	-	-	-	-
Corporate securities	**3,946**	**(376)**	**-**	**90**	**(353)**	**(474)**	**2,833**	**(618)**
Shares	2,019	34	-	-	**(203)**	(582)	1,268	(442)
Securitized real estate loans	1,795	(359)	-	57	(89)	7	1,411	19
Debentures	122	(41)	-	-	(53)	57	85	(196)
Eurobonds and others	-	2	-	20	(2)	11	31	-
Financial credit bills	-	-	-		-	5	5	-
Other	10	(12)	-	13	(6)	28	33	1

	Fair value at 12/31/2017	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2018	Total Gains or Losses (Unrealized)
		Recognized in the result	Recognized in other comprehensive income					
Derivatives - Assets	**435**	**(3)**	**-**	**205**	**(253)**	**(242)**	**142**	**61**
Swap Contract– adjustment receivable	369	(5)	-	-	(30)	(244)	90	61
Options Contract	66	2		205	(223)	2	52	-
Other derivative financial instruments	1				(1)		-	-
Derivatives - Liabilities	**(103)**	**40**	**-**	**(148)**	**141**	**44**	**(26)**	**6**
Swap Contract – adjustment payable	(102)	(37)	-	-	92	44	(3)	(3)
Options Contract	(1)	77	-	(148)	49	-	(23)	9

F-94

Itaú Unibanco Holding S.A.

Sensitivity analyses operations of Level 3

The fair value of financial instruments classified in Level 3 is measured through assessment techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to significant changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios vary in prices with shocks and the volatility for non-linear assets:

Sensitivity – Level 3 Operations		03/31/2019		03/31/2018	
		Impact		Impact	
Market risk factor groups	Scenarios	Result	Stockholders' equity	Result	Stockholders' equity
Interest rates	I	(0.9)	(0.0)	(1.2)	(0.9)
	II	(21.1)	(0.2)	(30.3)	(22.8)
	III	(41.8)	(0.4)	(60.5)	(45.1)
Shares	I	(64.1)	-	(65.8)	-
	II	(128.2)	-	(131.6)	-
Nonlinear	I	(6.6)	-	(13.9)	-
	II	(9.2)	-	(18.8)	-

The following scenarios are used to measure the sensitivity:

Interest rate

Based on reasonably possible changes in assumptions at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario.

Shares

Based on reasonably possible changes in assumptions at 5 and 10 percentage points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario.

Non linear

Scenario I: Based on reasonably possible changes in assumptions at 5 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions at 10 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations

ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent Assets: There are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable.

F-95

Itaú Unibanco Holding S.A. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts, these are periodically calculated based on the calculation of the amount claimed. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to collection of inflation adjustments to savings accounts resulting from economic plants implemented in the decades of 1980 and 1990, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, as well as at the time individuals demand the enforcement of the decision rendered by the Judiciary power, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24-month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. II- Labor claims Provisions and Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. Provisions and contingencies are adjusted to the amounts deposited as guarantee for their execution when realized. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit. III- Other Risks These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. F-96 Itaú Unibanco Holding S.A. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts, these are periodically calculated based on the calculation of the amount claimed. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to collection of inflation adjustments to savings accounts resulting from economic plants implemented in the decades of 1980 and 1990, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, as well as at the time individuals demand the enforcement of the decision rendered by the Judiciary power, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24-month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. II- Labor claims Provisions and Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. Provisions and contingencies are adjusted to the amounts deposited as guarantee for their execution when realized. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit. III- Other Risks These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. F-96

Itaú Unibanco Holding S.A.

Below are the changes in civil, labor and other risks provisions:

	01/01 to 03/31/2019			
	Civil	Labor	Other risks	Total
Opening balance	**4,426**	**6,821**	**573**	**11,820**
(-) Guaranteed Provisions by indemnity clause (Note 2.4.n)	(226)	(957)	-	(1,183)
Subtotal	**4,200**	**5,864**	**573**	**10,637**
Interest (Note 23)	44	125	-	169
Changes in the period reflected in results (Note 23)	(31)	316	(82)	203
Increase	78	343	73	494
Reversal	(109)	(27)	(155)	(291)
Payment	(314)	(456)	-	(770)
Subtotal	**3,899**	**5,849**	**491**	**10,239**
(+) Guaranteed Provisions by indemnity clause (Note 2.4.n)	222	989	-	1,211
Closing balance	**4,121**	**6,838**	**491**	**11,450**
Current	**1,341**	**2,905**	**491**	**4,737**
Non-current	**2,780**	**3,933**	**-**	**6,713**
Escrow deposits at 03/31/2019 (Note 18a)	**1,549**	**2,370**	**-**	**3,919**

	01/01 to 03/31/2018			
	Civil	Labor	Other risks	Total
Opening balance	**5,300**	**7,283**	**150**	**12,733**
Effect of change in consolidation criteria	(243)	(998)	-	(1,241)
Subtotal	**5,057**	**6,285**	**150**	**11,492**
Interest (Note 23)	24	149	-	173
Changes in the period reflected in results (Note 23)	(9)	346	(10)	327
Increase	110	388	-	498
Reversal	(119)	(42)	(10)	(171)
Payment	(253)	(464)	-	(717)
Subtotal	**4,819**	**6,316**	**140**	**11,275**
(+) Guaranteed Provisions by indemnity clause (Note 2.4.n)	247	983	-	1,230
Closing balance	**5,066**	**7,299**	**140**	**12,505**
Current	**1,377**	**3,128**	**140**	**4,645**
Non-current	**3,689**	**4,171**	**-**	**7,860**
Escrow deposits at 03/31/2018 (Note 18a)	**1,498**	**2,184**	**-**	**3,682**

IV- Tax proceedings and legal obligations

Provisions correspond to the principal amount of taxes involved in tax, administrative or judicial lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

F-97

Itaú Unibanco Holding S.A. The table below shows the changes in the provisions: 01/01 to 01/01 to 03/31/2019 03/31/2018 Opening balance 6,793 7,003 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (66) (66) Subtotal 6,727 6,937 (*) Interest 165 136 Changes in the period reflected in results (114) (47) (*) Increase 149 160 (*) Reversal (263) (207) (36) (74) Payment Subtotal 6,742 6,952 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 69 67 Closing balance 6,811 7,019 Current 261 565 Non-current 6,550 6,454 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. 01/01 to 01/01 to Escrow deposits 03/31/2019 03/31/2018 Opening balance 5,346 5,170 Appropriation of interest 52 46 Changes in the period 158 16 Deposits made 174 61 Withdrawals - (7) Deposits released (16) (38) Closing balance 5,556 5,232 Reclassification of assets pledged as collateral for contingencies (Note 29e) (78) (1) Closing balance after reclassification (Note 18a) 5,478 5,231 F-98 Itaú Unibanco Holding S.A. The table below shows the changes in the provisions: 01/01 to 01/01 to 03/31/2019 03/31/2018 Opening balance 6,793 7,003 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (66) (66) Subtotal 6,727 6,937 (*) Interest 165 136 Changes in the period reflected in results (114) (47) (*) Increase 149 160 (*) Reversal (263) (207) (36) (74) Payment Subtotal 6,742 6,952 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 69 67 Closing balance 6,811 7,019 Current 261 565 Non-current 6,550 6,454 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. 01/01 to 01/01 to Escrow deposits 03/31/2019 03/31/2018 Opening balance 5,346 5,170 Appropriation of interest 52 46 Changes in the period 158 16 Deposits made 174 61 Withdrawals - (7) Deposits released (16) (38) Closing balance 5,556 5,232 Reclassification of assets pledged as collateral for contingencies (Note 29e) (78) (1) Closing balance after reclassification (Note 18a) 5,478 5,231 F-98

Itaú Unibanco Holding S.A. The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,353: discussing the lack of constitutional support for the increase, establishes by Law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,368; · INSS – Non-compensatory amounts – R$ 666: the non-levy of social security contribution on amounts paid as profit sharing is defended; · PIS and COFINS – Calculation basis – R$ 632: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 616. c) Off-balance sheet contingencies The amounts involved in administrative and judicial challenges with estimated risk of possible loss are subject to accounting provision and are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,156 (R$ 3,879 at December 31, 2018), and in this amount there are no values arising from interest in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 155 (R$ 177 at December 31, 2018). II - Tax proceedings The tax proceedings of possible loss totaled R$ 28,568, and the main discussions are described below: · INSS – Non-compensatory amounts – R$ 5,853: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 3,978: the deductibility of funding expenses (Interbank expenses), related to funds that were capitalized between Group companies; · IRPJ and CSLL – Goodwill – Deduction – R$ 2,931: the deductibility of goodwill with future expected profitability on the acquisition of investments; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,783: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,844: cases in which the liquidity and the ability of offset credits are discussed; · IRPJ and CSLL – Interest on capital – R$ 1,522: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years; · ISS – Banking Institutions – R$ 1,175: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68; · IRPJ and CSLL – Disallowance of Losses – R$ 1,125: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 780 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits. F-99 Itaú Unibanco Holding S.A. The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,353: discussing the lack of constitutional support for the increase, establishes by Law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,368; · INSS – Non-compensatory amounts – R$ 666: the non-levy of social security contribution on amounts paid as profit sharing is defended; · PIS and COFINS – Calculation basis – R$ 632: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 616. c) Off-balance sheet contingencies The amounts involved in administrative and judicial challenges with estimated risk of possible loss are subject to accounting provision and are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,156 (R$ 3,879 at December 31, 2018), and in this amount there are no values arising from interest in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 155 (R$ 177 at December 31, 2018). II - Tax proceedings The tax proceedings of possible loss totaled R$ 28,568, and the main discussions are described below: · INSS – Non-compensatory amounts – R$ 5,853: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 3,978: the deductibility of funding expenses (Interbank expenses), related to funds that were capitalized between Group companies; · IRPJ and CSLL – Goodwill – Deduction – R$ 2,931: the deductibility of goodwill with future expected profitability on the acquisition of investments; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,783: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,844: cases in which the liquidity and the ability of offset credits are discussed; · IRPJ and CSLL – Interest on capital – R$ 1,522: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years; · ISS – Banking Institutions – R$ 1,175: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68; · IRPJ and CSLL – Disallowance of Losses – R$ 1,125: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 780 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits. F-99

Itaú Unibanco Holding S.A.

d) Accounts Receivable – Reimbursement of Provisions

The receivables balance arising from reimbursements of contingencies totals R$ 1,015 (R$ 999 at December 31, 2018) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims.

e) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

	03/31/2019	12/31/2018
Financial assets - at fair value through profit or loss and at fair value through other comprehensive income (basically financial treasury bills)	698	730
Escrow deposits (Note 18a)	4,300	4,312

ITAÚ UNIBANCO HOLDING's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

F-100

Itaú Unibanco Holding S.A. Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: · Retail Banking The segment comprises retail clients, account holders and non-account holders, individuals and legal entities, high net worth clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. · Wholesale Banking It comprises products and services offered to middle-market companies, clients with high financial equity (Private Bank), activities of Latin American units and Itaú BBA, the unit responsible for commercial transactions with large companies and operation as Investment Bank. · Activities with the Market + Corporation It basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each one of the segments. a) Basis of presentation Segment information is prepared based on the reports used by top management to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicator adopted for monitoring of business performance is Recurring Net Income, as well as Return on Economic Capital for each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and was adjusted by the items below: Allocated capital: The statements of each segment consider the capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model comprises the following components: Credit risk, operational risk, market risk and insurance underwriting risk. Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column. · Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Banking product: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital. Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income (IR and CSLL) lines – and are now reclassified to financial margin. F-101 Itaú Unibanco Holding S.A. Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: · Retail Banking The segment comprises retail clients, account holders and non-account holders, individuals and legal entities, high net worth clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. · Wholesale Banking It comprises products and services offered to middle-market companies, clients with high financial equity (Private Bank), activities of Latin American units and Itaú BBA, the unit responsible for commercial transactions with large companies and operation as Investment Bank. · Activities with the Market + Corporation It basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each one of the segments. a) Basis of presentation Segment information is prepared based on the reports used by top management to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicator adopted for monitoring of business performance is Recurring Net Income, as well as Return on Economic Capital for each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and was adjusted by the items below: Allocated capital: The statements of each segment consider the capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model comprises the following components: Credit risk, operational risk, market risk and insurance underwriting risk. Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column. · Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Banking product: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital. Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income (IR and CSLL) lines – and are now reclassified to financial margin. F-101

Itaú Unibanco Holding S.A. Insurance: The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, enabling greater understanding for performance analysis. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows: · Requirements for evaluation of impairment of financial assets are based on an expected loan losses model; · Adjustment to fair value due to reclassifications of financial assets for measurement categories: at amortized cost, at fair value through other comprehensive income and at fair value through or loss, as a result of the concept of business models of IFRS 9; · Financial assets modified and not written-off, which balance was recalculated in accordance with the requirements of IFRS 9; · Effective interest rate of financial assets and liabilities measure at amortized cost, recording revenues and costs directly attributable to their acquisition, issue or disposal for the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; Goodwill generated in business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. F-102 Itaú Unibanco Holding S.A. Insurance: The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, enabling greater understanding for performance analysis. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows: · Requirements for evaluation of impairment of financial assets are based on an expected loan losses model; · Adjustment to fair value due to reclassifications of financial assets for measurement categories: at amortized cost, at fair value through other comprehensive income and at fair value through or loss, as a result of the concept of business models of IFRS 9; · Financial assets modified and not written-off, which balance was recalculated in accordance with the requirements of IFRS 9; · Effective interest rate of financial assets and liabilities measure at amortized cost, recording revenues and costs directly attributable to their acquisition, issue or disposal for the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; Goodwill generated in business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. F-102

Itaú Unibanco Holding S.A.

b) Consolidated Statement of Managerial Result

ITAÚ UNIBANCO HOLDING S.A.
From January 1,March 31, 2019

	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Banking product	**18,570**	**7,113**	**2,525**	**28,208**	**88**	**28,296**
Interest margin [1]	10,653	4,602	2,413	17,668	(172)	17,496
Banking service fees	6,213	2,366	43	8,622	517	9,139
Income related to insurance and private pension operations before claim and selling expenses	1,704	145	69	1,918	(821)	1,097
Other income	-	-	-	-	564	564
Cost of Credit	**(3,665)**	**(139)**	**-**	**(3,804)**	**453**	**(3,351)**
Claims	**(288)**	**(11)**	**-**	**(299)**	**(31)**	**(330)**
Operating margin	**14,617**	**6,963**	**2,525**	**24,105**	**510**	**24,615**
Other operating income (expenses)	**(9,902)**	**(3,653)**	**(287)**	**(13,842)**	**(1,235)**	**(15,077)**
Non-interest expenses [2]	(8,712)	(3,331)	(119)	(12,162)	(1,320)	(13,482)
Tax expenses for ISS, PIS and COFINS and Other	(1,190)	(322)	(168)	(1,680)	(144)	(1,824)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	229	229
Net income before income tax and social contribution	**4,715**	**3,310**	**2,238**	**10,263**	**(725)**	**9,538**
Income tax and social contribution	(1,586)	(937)	(665)	(3,188)	553	(2,635)
Non-controlling interest in subsidiaries	(54)	(135)	(9)	(198)	42	(156)
Net income	**3,075**	**2,238**	**1,564**	**6,877**	**(130)**	**6,747**
Total assets (*) - 03/31/2019	**1,026,108**	**656,765**	**138,232**	**1,651,425**	**(105,454)**	**1,545,971**
Total liabilities - 03/31/2019	**986,858**	**600,766**	**101,158**	**1,519,102**	**(111,790)**	**1,407,312**
(*) Includes:						
Investments in associates and joint ventures	1,195	-	11,483	12,678	(610)	12,068
Fixed assets, net	5,329	1,007	-	6,336	943	7,279
Goodwill and Intangible assets, net	6,908	8,151	-	15,059	4,590	19,649

(1) Includes interest and similar income and expenses of R$ 15,610, net gains (loss) on investment securities and derivatives of R$ 1,583 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 303.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,133).

(3) The IFRS consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

F-103

Itaú Unibanco Holding S.A.

ITAÚ UNIBANCO HOLDING S.A.
From January 1 to March 31, 2018

	Retail Banking	Wholesale Banking	Actitivities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Banking product	**17,692**	**6,821**	**2,913**	**27,426**	**(17)**	**27,409**
Interest margin [1]	9,716	4,432	2,852	17,000	5	17,005
Banking service fees	6,234	2,273	21	8,528	369	8,897
Income related to insurance and private pension operations before claim and selling expenses	1,742	116	40	1,898	(846)	1,052
Other income	-	-	-	-	455	455
Cost of Credit	**(2,780)**	**(1,007)**	**-**	**(3,787)**	**689**	**(3,098)**
Claims	**(260)**	**(19)**	**-**	**(279)**	**-**	**(279)**
Operating margin	**14,652**	**5,795**	**2,913**	**23,360**	**672**	**24,032**
Other operating income (expenses)	**(9,513)**	**(3,656)**	**(213)**	**(13,382)**	**(1,087)**	**(14,469)**
Non-interest expenses [2]	(8,321)	(3,340)	(32)	(11,693)	(1,111)	(12,804)
Tax expenses for ISS, PIS and COFINS and Other	(1,192)	(316)	(181)	(1,689)	(103)	(1,792)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	127	127
Net income before income tax and social contribution	**5,139**	**2,139**	**2,700**	**9,978**	**(415)**	**9,563**
Income tax and social contribution	(1,922)	(589)	(952)	(3,463)	457	(3,006)
Non-controlling interest in subsidiaries	(44)	(43)	(9)	(96)	(72)	(168)
Net income	**3,173**	**1,507**	**1,739**	**6,419**	**(30)**	**6,389**
Total assets (*) - 12/31/2018	**1,042,145**	**655,393**	**142,853**	**1,649,613**	**(96,816)**	**1,552,797**
Total liabilities - 12/31/2018	**1,005,194**	**597,528**	**93,546**	**1,505,490**	**(103,159)**	**1,402,331**
(*) Includes:						
Investments in associates and joint ventures	1,220	-	11,438	12,658	(639)	12,019
Fixed assets, net	5,526	879	-	6,405	897	7,302
Goodwill and Intangible assets, net	6,845	8,178	-	15,023	4,306	19,329

(1) Includes interest and similar income and expenses of R$ 15,949, net gains (loss) on investment securities and derivatives of R$ 1,201 and results from foreign exchange operations and exchange variation of transactions abroad of R$ (145).

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (802).

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

F-104

Itaú Unibanco Holding S.A.

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	03/31/2019			12/31/2018		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	14,463	12,465	26,928	15,435	11,196	26,631

	01/01 to 03/31/2019			01/01 to 03/31/2018		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	29,831	6,389	36,220	29,921	3,515	33,436
Income related to insurance and private pension operations before claim and selling expenses	1,060	37	1,097	1,016	36	1,052
Banking service fees	8,240	899	9,139	8,043	854	8,897

(1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions.

(2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues.

Note 31 – Related parties

Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (note 2.4a), were eliminated and do not have effects on the consolidated statements.

The main unconsolidated related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

- The non-financial subsidiaries and joint ventures of ITAÚSA, specially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.;

- Investments in associates and joint ventures, and the main ones are: Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.;

- Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees;

- Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING's donations and by the proceedings generated by its assets to accomplish its purposed, as well as to maintain the operational and administrative structure:

  Fundação Itaú Social – manages the "Itaú Social Program", which aims at coordinating the organization's role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Programa Itaú Social" (Itaú Social Program).

  Instituto Itaú Cultural – promotes and disseminates Brazilian culture in the country and abroad.

  Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, on a direct and/or supplementary basis, through the civil society's institutions.

  Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge movies in general, especially those produced in Brazil.

  Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, in the way and under conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities.

F-105

Itaú Unibanco Holding S.A.

- **Associação Cubo Coworking Itaú** – partner entity of ITAÚ UNIBANCO HOLDING which purpose is to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups.

a) Transactions with related parties:

		ITAÚ UNIBANCO HOLDING			
		Assets / (Liabilities)		Revenue / (Expenses)	
	Annual rate	03/31/2019	12/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018
Loan operations		**110**	**144**	**13**	**1**
Other	2.35% to 6%	110	144	13	1
Deposits		**-**	**(70)**	**-**	**-**
Other		-	(70)	-	-
Deposits received under securities repurchase agreements		**(181)**	**(29)**	**(3)**	**-**
Duratex S.A.	76% to 97.5% CDI	(38)	(19)	-	-
Other	75% to 96% CDI	(143)	(10)	(3)	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		**(90)**	**(92)**	**13**	**11**
Fundação Itaú Unibanco - Previdência Complementar		(95)	(98)	13	12
Other		5	6	-	(1)
Rent revenues (expenses)		**-**	**-**	**(12)**	**(12)**
Fundação Itaú Unibanco - Previdência Complementar		-	-	(9)	(9)
Other		-	-	(3)	(3)
Sponsorship expenses		**-**	**-**	**-**	**(19)**
Associação Cubo Coworking Itaú		-	-	-	(19)
Donation expenses		**-**	**-**	**(35)**	**(25)**
Instituto Itaú Cultural		-	-	(35)	(25)

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	01/01 to 03/31/2019	01/01 to 03/31/2018
Fees	(138)	(140)
Profit sharing	(92)	(44)
Post-employment benefits	(4)	(3)
Granting of the Share-based payment	(81)	(32)
Total	**(315)**	**(219)**

Total amounts related to stock-based compensation plan, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.

F-106

Itaú Unibanco Holding S.A. Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies, and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its assignments related to capital and risk management. In the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, the institution has panels collegiate bodies, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has specialized executive boards to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with policies and procedures established. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we act with strict ethical standard and regulatory compliance, in search for high and increasing results, with low volatility, through long-lasting relationship with the client, correct risk pricing, pulverized funding and proper use of capital.” Based on this statement, five dimensions have been established, each dimension is made up of a set of metrics associated with the main risks involved, combining supplementary measurement methods, in search for a comprehensive vision of our exposures. The Board of Directors is responsible for approving guidelines and limits for risk appetite, exercising its activities with the support of CGRC and CRO - Chief Risk Officer. The limits for risk appetite are frequently monitored and reported to risk committees and to the Board of Directors, which will guide the preventive measures to be taken to ensure that exposures are aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: · Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored through the follow-up of ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. · Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long stress periods. It is monitored through the follow-up of liquidity ratios. · Composition of results: defines that business will be focused primarily in Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of clients and products, with low appetite for volatility of results and high risks. This dimension comprises aspects related to business and profitability, and market and credit risks. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics seek to ensure the proper composition of portfolios, aimed at the low volatility of results and business sustainability. · Operational risk: focuses on the control of operational risk events that may adversely impact the operation and business strategy, and is carried out by monitoring the main operational risk events and incurred losses. F-107 Itaú Unibanco Holding S.A. Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies, and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its assignments related to capital and risk management. In the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, the institution has panels collegiate bodies, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has specialized executive boards to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with policies and procedures established. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we act with strict ethical standard and regulatory compliance, in search for high and increasing results, with low volatility, through long-lasting relationship with the client, correct risk pricing, pulverized funding and proper use of capital.” Based on this statement, five dimensions have been established, each dimension is made up of a set of metrics associated with the main risks involved, combining supplementary measurement methods, in search for a comprehensive vision of our exposures. The Board of Directors is responsible for approving guidelines and limits for risk appetite, exercising its activities with the support of CGRC and CRO - Chief Risk Officer. The limits for risk appetite are frequently monitored and reported to risk committees and to the Board of Directors, which will guide the preventive measures to be taken to ensure that exposures are aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: · Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored through the follow-up of ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. · Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long stress periods. It is monitored through the follow-up of liquidity ratios. · Composition of results: defines that business will be focused primarily in Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of clients and products, with low appetite for volatility of results and high risks. This dimension comprises aspects related to business and profitability, and market and credit risks. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics seek to ensure the proper composition of portfolios, aimed at the low volatility of results and business sustainability. · Operational risk: focuses on the control of operational risk events that may adversely impact the operation and business strategy, and is carried out by monitoring the main operational risk events and incurred losses. F-107

Itaú Unibanco Holding S.A. · Reputation: addresses risks that may impact the institution’s brand value and reputation with clients, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by the follow-up of client satisfaction and dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Substantiation for risk appetite, risk management and guidelines for activities of employees of ITAÚ UNIBANCO HOLDING the day-to-day for decision-making purposes are as follows: · Sustainability and client satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING is committed to do business that is good both for the client and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING has low appetite to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business. · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure to offer top services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and, therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation; ITAÚ UNIBANCO HOLDING adopts several initiatives to disseminate risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. 1. Credit risk Possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition to establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of clients, performance and portfolio evolution, default levels, return rate and economic capital allocated, among other external factors, such as interest rates, market default indicators, inflation, consumption variation, among others. For individual, small and middle-market companies, credit rating is attributed based on application statistical models (in the early phases of relationship with the client) and behavior score (used for clients with which ITAÚ UNIBANCO HOLDING already has a relationship). F-108 Itaú Unibanco Holding S.A. · Reputation: addresses risks that may impact the institution’s brand value and reputation with clients, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by the follow-up of client satisfaction and dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Substantiation for risk appetite, risk management and guidelines for activities of employees of ITAÚ UNIBANCO HOLDING the day-to-day for decision-making purposes are as follows: · Sustainability and client satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING is committed to do business that is good both for the client and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING has low appetite to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business. · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure to offer top services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and, therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation; ITAÚ UNIBANCO HOLDING adopts several initiatives to disseminate risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. 1. Credit risk Possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition to establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of clients, performance and portfolio evolution, default levels, return rate and economic capital allocated, among other external factors, such as interest rates, market default indicators, inflation, consumption variation, among others. For individual, small and middle-market companies, credit rating is attributed based on application statistical models (in the early phases of relationship with the client) and behavior score (used for clients with which ITAÚ UNIBANCO HOLDING already has a relationship). F-108

Itaú Unibanco Holding S.A. For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For this purpose, contractually provided actions can be taken, such as early settlement or requirement of additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, be them internal or external ones, be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy on the provision and Economic scenarios Both the credit risk and the finance areas are responsible for defining the methodologies used to measure the allowance for loan losses and for assessing changes in the provision amounts on a recurring basis. These areas monitor the trends observed in expected credit loss by segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default. Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, in order to understand the underlying reasons for the trends observed and for deciding whether changes are required in the credit policies. The provisions for expected losses are recognized considering the expected risk linked to contracts with similar characteristics and in anticipation of impairment signs, considering a loss horizon adequate to the remaining period of the contract termination. For contracts of products with no determined termination date, average results of impairment and default are used to determine the loss horizon. Additionally, information on economic scenarios and public information with internally developed information are used to determine and affect the expected credit loss, adjusting loss levels to expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING considers clients’ internal information, statistic models, days of default, and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for change of stage consider lower and higher internal ratings (quantitative criteria), in addition to a relative variation of ratings since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status of the agreement is determined, the classification in one of the three stages of credit deterioration is established. Based on this classification, rules for measurement of expected credit loss determined for each stage are used, as described in Note 2.4e. F-109 Itaú Unibanco Holding S.A. For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For this purpose, contractually provided actions can be taken, such as early settlement or requirement of additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, be them internal or external ones, be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy on the provision and Economic scenarios Both the credit risk and the finance areas are responsible for defining the methodologies used to measure the allowance for loan losses and for assessing changes in the provision amounts on a recurring basis. These areas monitor the trends observed in expected credit loss by segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default. Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, in order to understand the underlying reasons for the trends observed and for deciding whether changes are required in the credit policies. The provisions for expected losses are recognized considering the expected risk linked to contracts with similar characteristics and in anticipation of impairment signs, considering a loss horizon adequate to the remaining period of the contract termination. For contracts of products with no determined termination date, average results of impairment and default are used to determine the loss horizon. Additionally, information on economic scenarios and public information with internally developed information are used to determine and affect the expected credit loss, adjusting loss levels to expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING considers clients’ internal information, statistic models, days of default, and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for change of stage consider lower and higher internal ratings (quantitative criteria), in addition to a relative variation of ratings since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status of the agreement is determined, the classification in one of the three stages of credit deterioration is established. Based on this classification, rules for measurement of expected credit loss determined for each stage are used, as described in Note 2.4e. F-109

Itaú Unibanco Holding S.A.

For Retail and middle business portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for public bodies, which recognition is carried out after 45 overdue, due to the payment dynamics for product onlending.

For the Wholesale business portfolio, information on delay is considered in the rating assessment.

Default parameters are: 90 days with no payment record(*); debt restructuring; adjudication of bankruptcy; loss; and court-ordered reorganization.

(*) For mortgage loan portfolio, 180 days without payment record are considered.

1.4 Maximum Exposure of Financial Assets to Credit Risk

	03/31/2019			12/31/2018		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial Assets	**1,024,377**	**303,478**	**1,327,855**	**1,027,193**	**303,535**	**1,330,728**
At Amortized Cost	748,339	241,724	990,063	756,993	237,766	994,759
Interbank deposits	6,713	19,612	26,325	6,239	20,181	26,420
Securities purchased under agreements to resell	259,129	466	259,595	279,353	783	280,136
Securities	93,751	20,173	113,924	90,234	20,161	110,395
Loan operations and lease operations	352,561	194,611	547,172	345,501	190,590	536,091
Other financial assets	62,075	14,258	76,333	61,875	13,215	75,090
(-) Provision for Expected Loss	(25,890)	(7,396)	(33,286)	(26,209)	(7,164)	(33,373)
At Fair Value Through Other Comprehensive Income	15,336	36,275	51,611	9,089	40,234	49,323
Securities	15,336	36,275	51,611	9,089	40,234	49,323
At Fair Value Through Profit or Loss	260,702	25,479	286,181	261,111	25,535	286,646
Securities	251,171	10,926	262,097	252,819	10,361	263,180
Derivatives	9,531	14,553	24,084	8,292	15,174	23,466
Financial liabilities - provision for expected loss	3,441	437	3,878	3,355	437	3,792
Loan Commitments	2,356	314	2,670	2,289	312	2,601
Financial Guarantees	1,085	123	1,208	1,066	125	1,191
Off balance sheet	307,738	48,654	356,392	300,522	49,173	349,695
Financial Guarantees	52,640	12,741	65,381	53,443	12,662	66,105
Letters of credit to be released	12,661	-	12,661	10,747	-	10,747
Loan commitments	242,437	35,913	278,350	236,332	36,511	272,843
Mortgage loans	3,463	-	3,463	3,403	-	3,403
Overdraft accounts	112,892	-	112,892	110,454	-	110,454
Credit cards	124,336	2,865	127,201	120,862	2,961	123,823
Other pre-approved limits	1,746	33,048	34,794	1,613	33,550	35,163
Total	**1,328,674**	**351,695**	**1,680,369**	**1,324,360**	**352,271**	**1,676,631**

F-110

Itaú Unibanco Holding S.A.

Amounts exposed to credit risk presented are based on gross book value and do not consider any collateral received or other added credit improvements.

The contractual amounts of financial collaterals and credit cards represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and they may be cancelled unilaterally.

As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

1.4.1. By business sector

Loan Operations and Lease Operations

	03/31/2019	%	12/31/2018	%
Industry and commerce	118,377	21.6	115,225	21.5
Services	121,863	22.3	119,487	22.3
Other sectors	29,614	5.4	29,388	5.5
Individuals	277,318	50.7	271,991	50.7
Total	**547,172**	100.0	**536,091**	**100.0**

Other financial assets (*)

	03/31/2019	%	12/31/2018	%
Public sector	334,500	45.4	330,730	43.9
Services	94,025	12.7	92,562	12.3
Other sectors	23,191	3.1	23,072	3.1
Financial	285,920	38.8	306,556	40.7
Total	**737,636**	**100.0**	**752,920**	**100.0**

(*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for loan and finance lease operations.

The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) are neither categorized nor managed by business sector.

F-111

Itaú Unibanco Holding S.A.

1.4.2 By type and classification of credit risk

Operations and lease operations

	03/31/2019															
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	**180,066**	**178,067**	**1,003**	**359,136**	**18,483**	**7,499**	**-**	**25,982**	**18,267**	**669**	**-**	**18,936**	**216,816**	**186,235**	**1,003**	**404,054**
Credit card	63,216	112,823	-	176,039	9,409	6,525	-	15,934	4,610	579	-	5,189	77,235	119,927	-	197,162
Personal loans	15,339	65,201	1,003	81,543	4,953	974	-	5,927	11,146	90	-	11,236	31,438	66,265	1,003	98,706
Payroll loans	46,190	-	-	46,190	956	-	-	956	1,689	-	-	1,689	48,835	-	-	48,835
Vehicles	14,925	-	-	14,925	1,108	-	-	1,108	537	-	-	537	16,570	-	-	16,570
Mortgage loans	40,396	43	-	40,439	2,057	-	-	2,057	285	-	-	285	42,738	43	-	42,781
Corporate	**91,684**	**15,799**	**44,616**	**152,099**	**1,457**	**68**	**1,707**	**3,232**	**9,684**	**113**	**4,019**	**13,816**	**102,825**	**15,980**	**50,342**	**169,147**
Small and medium businesses	**60,199**	**41,877**	**2,669**	**104,745**	**6,160**	**1,930**	**49**	**8,139**	**5,615**	**205**	**49**	**5,869**	**71,974**	**44,012**	**2,767**	**118,753**
Foreign loans - Latin America	**139,179**	**29,607**	**10,916**	**179,702**	**10,397**	**2,262**	**329**	**12,988**	**5,981**	**254**	**24**	**6,259**	**155,557**	**32,123**	**11,269**	**198,949**
Total	**471,128**	**265,350**	**59,204**	**795,682**	**36,497**	**11,759**	**2,085**	**50,341**	**39,547**	**1,241**	**4,092**	**44,880**	**547,172**	**278,350**	**65,381**	**890,903**
%	59.2%	33.4%	7.4%	100.0%	72.5%	23.4%	4.1%	100.0%	88.1%	2.8%	9.1%	100.0%	61.4%	31.3%	7.3%	100.0%

	12/31/2018															
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	**177,488**	**174,666**	**1,014**	**353,168**	**17,029**	**6,784**	**-**	**23,813**	**18,047**	**687**	**-**	**18,734**	**212,564**	**182,137**	**1,014**	**395,715**
Credit card	65,227	110,435	-	175,662	8,489	5,719	-	14,208	4,539	594	-	5,133	78,255	116,748	-	195,003
Personal loans	14,125	64,201	1,014	79,340	4,427	1,064	-	5,491	10,991	93	-	11,084	29,543	65,358	1,014	95,915
Payroll loans	44,156	-	-	44,156	1,024	-	-	1,024	1,698	-	-	1,698	46,878	-	-	46,878
Vehicles	14,353	-	-	14,353	1,022	-	-	1,022	545	-	-	545	15,920	-	-	15,920
Mortgage loans	39,627	30	-	39,657	2,067	1	-	2,068	274	-	-	274	41,968	31	-	41,999
Corporate	**90,716**	**16,054**	**45,361**	**152,131**	**2,222**	**83**	**1,681**	**3,986**	**9,705**	**143**	**4,148**	**13,996**	**102,643**	**16,280**	**51,190**	**170,113**
Small and medium businesses	**57,099**	**40,105**	**2,472**	**99,676**	**5,875**	**1,834**	**69**	**7,778**	**5,838**	**185**	**94**	**6,117**	**68,812**	**42,124**	**2,635**	**113,571**
Foreign loans - Latin America	**134,323**	**29,090**	**10,842**	**174,255**	**11,768**	**2,969**	**395**	**15,132**	**5,981**	**243**	**29**	**6,253**	**152,072**	**32,302**	**11,266**	**195,640**
Total	**459,626**	**259,915**	**59,689**	**779,230**	**36,894**	**11,670**	**2,145**	**50,709**	**39,571**	**1,258**	**4,271**	**45,100**	**536,091**	**272,843**	**66,105**	**875,039**
%	59.0%	33.3%	7.7%	100.0%	72.8%	23.0%	4.2%	100.0%	87.7%	2.8%	9.5%	100.0%	61.3%	31.1%	7.6%	100.0%

Internal Rating	03/31/2019				12/31/2018			
	Stage 1	Stage 2	Stage 3	Total loans	Stage 1	Stage 2	Stage 3	Total loans
Lower Risk	388,024	4,607	-	392,631	378,389	4,536	-	382,925
Satisfactory	74,784	18,520	-	93,304	72,921	19,723	-	92,644
Higher Risk	8,320	13,370	-	21,690	8,316	12,635	-	20,951
Credit-Impaired	-	-	39,547	39,547	-	-	39,571	39,571
Total	**471,128**	**36,497**	**39,547**	**547,172**	**459,626**	**36,894**	**39,571**	**536,091**
%	**86.1**	**6.7**	**7.2**	**100.0**	**85.7**	**6.9**	**7.4**	**100.0**

F-112

Itaú Unibanco Holding S.A.

Other financial assets

	03/31/2019						
	Fair Value	Stage 1		Stage 2		Stage 3	
		Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	**3,076**	**3,131**	**2,878**	**-**	**-**	**924**	**198**
Government securities	**333,435**	**331,293**	**333,123**	**368**	**312**	**-**	**-**
Brazilian government	303,486	301,187	303,316	226	170	-	-
Other Public	-	36	-	-	-	-	-
Other countries	29,949	30,070	29,807	142	142	-	-
Argentina	1,445	1,276	1,303	142	142	-	-
United States	2,274	2,286	2,274	-	-	-	-
Mexico	3,218	3,218	3,218	-	-	-	-
Italy	111	111	111	-	-	-	-
Spain	3,100	3,100	3,100	-	-	-	-
Korea	3,038	3,038	3,038	-	-	-	-
Chile	7,554	7,548	7,554	-	-	-	-
Paraguay	1,492	1,788	1,492	-	-	-	-
Uruguay	836	839	836	-	-	-	-
Colombia	5,971	5,956	5,971	-	-	-	-
France	877	877	877	-	-	-	-
Germany	22	22	22	-	-	-	-
Other	11	11	11	-	-	-	-
Corporate securities	**87,461**	**82,537**	**82,705**	**3,795**	**2,822**	**4,716**	**1,934**
Rural product note	4,137	3,986	3,977	63	56	179	104
Securitized real estate loans	10,127	9,624	9,652	43	43	796	432
Bank deposit certificate	1,720	1,720	1,720	-	-	-	-
Debentures	31,327	27,512	27,266	3,489	2,708	3,485	1,353
Eurobonds and other	6,627	6,629	6,627	-	-	-	-
Financial bills	20,468	20,468	20,468	-	-	-	-
Promissory notes	1,649	1,651	1,649	-	-	-	-
Others	11,406	10,947	11,346	200	15	256	45
Total	**423,972**	**416,961**	**418,706**	**4,163**	**3,134**	**5,640**	**2,132**

F-113

Itaú Unibanco Holding S.A.

	12/31/2018						
	Fair Value	Stage 1		Stage 2		Stage 3	
		Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	**4,326**	**4,335**	**4,129**	**-**	**-**	**918**	**197**
Government securities	**327,720**	**325,734**	**327,546**	**232**	**174**	**-**	**-**
Brazilian government	300,172	298,120	299,998	232	174	-	-
Other countries	27,548	27,614	27,548	-	-	-	-
Argentina	1,129	1,121	1,129	-	-	-	-
United States	2,754	2,770	2,754	-	-	-	-
Mexico	2,378	2,378	2,378	-	-	-	-
Italy	115	115	115	-	-	-	-
Spain	2,411	2,411	2,411	-	-	-	-
Korea	1,385	1,385	1,385	-	-	-	-
Chile	8,211	8,204	8,211	-	-	-	-
Paraguay	1,530	1,602	1,530	-	-	-	-
Uruguay	652	656	652	-	-	-	-
Colombia	6,065	6,054	6,065	-	-	-	-
France	891	891	891	-	-	-	-
Germany	22	22	22	-	-	-	-
Other	5	5	5	-	-	-	-
Corporate securities	**87,206**	**82,438**	**82,301**	**3,908**	**2,937**	**4,957**	**1,968**
Rural product note	4,003	3,855	3,848	-	-	326	155
Securitized real estate loans	10,926	10,419	10,436	55	55	793	435
Bank deposit certificate	2,145	2,145	2,145	-	-	-	-
Debentures	30,950	27,306	27,068	3,323	2,557	3,563	1,325
Eurobonds and other	6,895	6,950	6,895	-	-	-	-
Financial bills	19,724	19,724	19,724	-	-	-	-
Promissory notes	1,490	1,465	1,463	15	15	24	12
Others	11,073	10,574	10,722	515	310	251	41
Total	**419,252**	**412,507**	**413,976**	**4,140**	**3,111**	**5,875**	**2,165**

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Itaú Unibanco Holding S.A.

Other Financial Assets - Internal Classification by Level of Risk

03/31/2019					
Internal rating	Financial Assets - At Amortized Cost: Interbank deposits and securities purchased under agreements to resell	Financial Assets - At Amortized Cost: Securities	Financial assets at fair value through profit or loss at fair value (*)	Financial Assets Fair Value Through Other Comprehensive Income	Total
Lower risk	285,920	106,837	285,783	51,611	730,151
Satisfactory	-	3,430	68	-	3,498
Higher risk	-	3,657	330	-	3,987
Total	**285,920**	**113,924**	**286,181**	**51,611**	**737,636**
%	**38.8**	**15.4**	**38.8**	**7.0**	**100.0**

(*) Includes Derivatives in the amount of R$ 24,084 at 03/31/2019.

12/31/2018					
Internal rating	Financial Assets - At Amortized Cost: Interbank deposits and securities purchased under agreements to resell	Financial Assets - At Amortized Cost: Securities	Financial assets at fair value through profit or loss at fair value (*)	Financial Assets Fair Value Through Other Comprehensive Income	Total
Lower risk	306,556	103,157	284,896	49,323	743,932
Satisfactory	-	3,645	1,340	-	4,985
Higher Risk	-	3,593	410	-	4,003
Total	**306,556**	**110,395**	**286,646**	**49,323**	**752,920**
%	**40.6**	**14.7**	**38.1**	**6.6**	**100.0**

(*) Includes Derivatives in the amount of R$ 23,466 at 12/31/2018.

F-115

Itaú Unibanco Holding S.A.

1.4.3 Collateral held for loan and lease operations portfolio

	03/31/2019				12/31/2018			
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets	
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	**58,849**	**147,642**	**1,290**	**1,228**	**57,842**	**145,775**	**1,054**	**993**
Personal (1)	532	1,943	935	894	643	1,949	753	711
Vehicles (2)	15,629	35,609	352	332	15,173	35,266	298	280
Mortgage loans (3)	42,688	110,090	3	2	42,026	108,560	3	2
Small, medium businesses and corporate (4)	**113,254**	**290,864**	**13,973**	**10,794**	**112,508**	**293,724**	**13,870**	**10,267**
Foreign loans - Latin America (4)	**120,155**	**252,231**	**11,277**	**3,857**	**117,094**	**246,462**	**11,242**	**3,758**
Total	**292,258**	**690,737**	**26,540**	**15,879**	**287,444**	**685,961**	**26,166**	**15,018**

(1) In general requires financial collaterals.

(2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.

(3) Properties themselves are pledged as collateral.

(4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others).

Of total credit and finance lease operations, R$ 228,374 (R$ 222,481 at 12/31/2018) represented unsecured loans.

F-116

Itaú Unibanco Holding S.A. 1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. Total assets repossessed in the period was R$ 82 (R$ 106 from 01/01 to 03/31/2018), mainly composed of real estate. 2. Market risk Possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: political, economic and market conditions; portfolio profile of ITAÚ UNIBANCO HOLDING and expertise within the group to support operations in specific markets. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk of ITAÚ UNIBANCO HOLDING. In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 4,557, of February 2017, 23, and BACEN Circular nº. 3,354, of June 2007, 27. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management is conducted based on the following metrics: · Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; F-117 Itaú Unibanco Holding S.A. 1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. Total assets repossessed in the period was R$ 82 (R$ 106 from 01/01 to 03/31/2018), mainly composed of real estate. 2. Market risk Possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: political, economic and market conditions; portfolio profile of ITAÚ UNIBANCO HOLDING and expertise within the group to support operations in specific markets. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk of ITAÚ UNIBANCO HOLDING. In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 4,557, of February 2017, 23, and BACEN Circular nº. 3,354, of June 2007, 27. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management is conducted based on the following metrics: · Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; F-117

Itaú Unibanco Holding S.A. · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and · Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is performed based on the following metrics: · ΔEVE: difference between the present value of sum of repricing flows instruments subject to IRRBB in a base scenario and present value of sum of repricing flows of these instruments in a scenario of shock in interest rates; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occur, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. The document that details the guidelines established by the internal policy on market risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies / Public Access Report – Market Risk. For a detailed view of Market Risk and Interest Rate Risk in the Banking Portfolio, see chapter Market Risk of the Publication on Risk and Capital Management - Pillar 3. 2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e., the expected distribution for profit and loss (P&L’s - Profit and loss statement) of a portfolio over a time horizon that can be estimated based on the historical behavior of returns of market risk factors of this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, being or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies. From January 1 to March 31, 2019, the average total VaR in Historical Simulation was R$ 397.1 ou 0.29% of total stockholders’ equity (R$ 399.3 or 0.26% of total stockholders’ equity 01/01 to 12/31/2018). F-118 Itaú Unibanco Holding S.A. · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and · Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is performed based on the following metrics: · ΔEVE: difference between the present value of sum of repricing flows instruments subject to IRRBB in a base scenario and present value of sum of repricing flows of these instruments in a scenario of shock in interest rates; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occur, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. The document that details the guidelines established by the internal policy on market risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies / Public Access Report – Market Risk. For a detailed view of Market Risk and Interest Rate Risk in the Banking Portfolio, see chapter Market Risk of the Publication on Risk and Capital Management - Pillar 3. 2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e., the expected distribution for profit and loss (P&L’s - Profit and loss statement) of a portfolio over a time horizon that can be estimated based on the historical behavior of returns of market risk factors of this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, being or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies. From January 1 to March 31, 2019, the average total VaR in Historical Simulation was R$ 397.1 ou 0.29% of total stockholders’ equity (R$ 399.3 or 0.26% of total stockholders’ equity 01/01 to 12/31/2018). F-118

Itaú Unibanco Holding S.A.

	VaR Total (Historical Simulation) (Reais million)							
	03/31/2019 (1)				12/31/2018 (1)			
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
Risk factor group								
Interest rates	887.5	840.2	959.7	856.8	851.4	720.0	1,042.9	898.4
Currencies	36.3	24.7	53.7	30.4	24.7	12.7	45.2	37.3
Shares	46.8	36.4	57.4	38.3	39.2	23.6	58.5	50.1
Commodities	1.5	0.9	2.2	1.3	1.6	0.6	3.1	1.0
Effect of diversification				(553.2)				(605.3)
Total risk	**397.1**	**360.7**	**471.9**	**373.6**	**399.3**	**294.7**	**603.6**	**381.5**

(1) VaR by Group of Risk Factors considers information from foreign units.

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Itaú Unibanco Holding S.A.

2.1.1 Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	03/31/2019						12/31/2018					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**292,149**	**366,735**	**111,712**	**404,326**	**191,823**	**1,366,745**	**277,164**	**394,168**	**100,598**	**404,069**	**197,904**	**1,373,903**
Central Bank compulsory deposits	85,607	-	-	-	-	85,607	88,548	-	-	-	-	88,548
At amortized cost												
Interbank deposits	17,791	5,694	1,559	1,277	-	26,321	19,181	4,815	1,730	688	-	26,414
Securities purchased under agreements to resell	65,750	193,785	-	9	45	259,589	64,677	215,352	-	12	91	280,132
Securities	1,315	7,516	5,649	53,597	42,187	110,264	1,007	7,320	5,792	50,969	41,661	106,749
Loan and lease operations	92,167	134,495	75,648	169,302	75,560	547,172	78,709	140,057	70,792	167,517	79,016	536,091
At fair value through other comprehensive income	3,073	5,186	4,711	24,031	14,610	51,611	1,915	4,743	4,026	21,649	16,990	49,323
At fair value through profit and loss												
Securities	22,051	16,378	20,792	147,714	55,162	262,097	19,140	17,810	15,945	154,171	56,114	263,180
Derivatives	4,395	3,681	3,353	8,396	4,259	24,084	3,987	4,071	2,313	9,063	4,032	23,466
Financial liabilities	**501,188**	**94,347**	**72,221**	**289,042**	**89,170**	**1,045,968**	**513,889**	**88,152**	**69,102**	**321,928**	**60,367**	**1,053,438**
At amortized cost												
Deposits	250,908	34,889	23,385	140,770	11,535	461,487	248,913	36,856	22,063	146,288	9,304	463,424
Securities sold under repurchase agreements	238,778	9,073	5,616	29,658	30,683	313,808	254,052	9,713	7,756	40,877	17,839	330,237
Interbank market debts	8,009	41,514	36,107	50,819	3,112	139,561	7,438	33,869	31,869	58,375	3,119	134,670
Institutional market debts	117	5,640	2,156	51,505	40,245	99,663	314	3,631	4,579	58,513	26,937	93,974
Capitalization plans	-	-	-	3,469	-	3,469	-	-	-	3,422	-	3,422
At fair value through profit and loss												
Derivatives	3,376	3,216	4,931	12,749	3,524	27,796	3,168	4,070	2,815	14,360	3,106	27,519
Structured notes	-	15	26	72	71	184	4	13	20	93	62	192
Difference asset/ liability (1)	(209,039)	272,388	39,491	115,284	102,653	320,777	(236,725)	306,016	31,496	82,141	137,537	320,465
Cumulative difference	**(209,039)**	**63,349**	**102,840**	**218,124**	**320,777**		**(236,725)**	**69,291**	**100,787**	**182,928**	**320,465**	
Ratio of cumulative difference to total interest-bearing assets	(15.3%)	4.6%	7.5%	16.0%	23.5%		(17.2%)	5.0%	7.3%	13.3%	23.3%	

(1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

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Itaú Unibanco Holding S.A.

2.1.2 Currency risk

The table below shows the accounting exposure to currency risk of financial assets and liabilities and reflects ITAÚ UNIBANCO HOLDING's currency risk management.

	03/31/2019			
	Dollar	Chilean Peso	Other	Total
Net exposure of financial instruments	(53,526)	7,505	14,847	(31,174)

	12/31/2018			
	Dollar	Chilean Peso	Other	Total
Net exposure of financial instruments	(38,190)	7,647	15,418	(15,125)

2.1.3 Share Price Risk

The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities.

3. Liquidity risk

The institution's possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

The control over liquidity risk is carried out by an area independent from the business area and that is responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by the independent validation, internal control and audit areas.

The liquidity management policies and respective limits are established based on prospective scenarios and top management's guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or resulting from strategic decisions of ITAÚ UNIBANCO HOLDING.

The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies.

ITAÚ UNIBANCO HOLDING conducts the control over and management of liquidity risk on a daily basis, through a governance approved in superior committees, which sets forth, among other activities, the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured through internal and regulatory methodologies.

Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to top management:

- Different scenarios projected for changes in liquidity;
- Contingency plans for crisis situations;
- Reports and charts that describe the risk positions;
- Assessment of funding costs and alternative sources of funding;
- Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors.

3.1 Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total clients' funds, 39.3% or R$ 253.8 billion, are immediately available to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

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Itaú Unibanco Holding S.A.

Funding from clients	03/31/2019			12/31/2018		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	250,908	461,487	-	248,913	463,424	-
Demand deposits	74,757	74,757	11.6	72,581	72,581	11.2
Savings deposits	136,613	136,613	21.1	136,865	136,865	21.2
Time deposits	38,793	248,049	38.4	37,784	251,300	38.9
Other	745	2,068	0.3	1,683	2,678	0.4
Funds from acceptances and issuance of securities (1)	1,365	117,040	18.1	2,285	111,566	17.3
Funds from own issue (2)	1,498	15,336	2.4	1,831	21,417	3.3
Subordinated debt	-	52,581	8.1	2	49,313	7.6
Total	**253,771**	**646,444**	**100.0**	**253,031**	**645,720**	**100.0**

(1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

3.2 Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During the period of 2019, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and government securities – available, detailed in the table Undiscounted future flows – Financial assets) totaled R$ 133.9 billion and accounted for 52.8% of the short term redeemable obligations, 20.7% of total funding, and 13.7% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	03/31/2019 %	12/31/2018 %
Net assets (1) / funds within 30 days (2)	52.8	62.7
Net assets (1) / total funds (3)	20.7	24.6
Net assets (1) / total financial assets (4)	13.7	15.8

(1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets;

(2) Table Funding from clients (Total Funding from clients 0-30 days);

(3) Table funding from clients (Total funding from clients);

(4) Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 976,538 (R$ 1,101,240 at 12/31/2018).

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Itaú Unibanco Holding S.A.

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	**03/31/2019**					**12/31/2018**				
Financial assets [1]	**0 - 30 days**	**31 - 365 days**	**366 - 720 days**	**Over 720 days**	**Total**	**0 - 30 days**	**31 - 365 days**	**366 - 720 days**	**Over 720 days**	**Total**
Cash and deposits on demand	**30,376**	**-**	**-**	**-**	**30,376**	**37,159**	**-**	**-**	**-**	**37,159**
Interbank investments	**110,728**	**168,300**	**1,203**	**189**	**280,420**	**115,278**	**182,606**	**468**	**322**	**298,674**
Securities purchased under agreements to resell – Funded position [2]	37,720	-	-	-	37,720	45,335	-	-	-	45,335
Securities purchased under agreements to resell – Financed position	54,949	161,160	-	-	216,109	50,741	175,857	-	10	226,608
Interbank deposits [4]	18,059	7,140	1,203	189	26,591	19,202	6,749	468	312	26,731
Securities	**73,514**	**21,513**	**11,413**	**91,988**	**198,428**	**82,144**	**17,255**	**17,853**	**98,531**	**215,783**
Government securities - available	61,781	191	290	5,308	67,570	72,026	292	292	5,315	77,925
Government securities – subject to repurchase commitments	3,081	13,271	6,870	31,535	54,757	52	6,321	12,671	32,811	51,855
Private securities - available	8,652	7,675	3,874	43,064	63,265	10,066	9,406	4,185	49,003	72,660
Private securities – subject to repurchase commitments	-	376	379	12,081	12,836	-	1,236	705	11,402	13,343
Derivative financial instruments	**4,395**	**7,034**	**3,626**	**9,029**	**24,084**	**3,987**	**6,384**	**4,069**	**9,026**	**23,466**
Net position	**4,395**	**7,034**	**3,626**	**9,029**	**24,084**	**3,987**	**6,384**	**4,069**	**9,026**	**23,466**
Swaps	176	2,234	2,920	8,394	13,724	705	1,132	2,881	8,331	13,049
Option	457	2,216	521	176	3,370	1,167	1,890	975	183	4,215
Forward (onshore)	2,337	925	-	-	3,262	893	942	-	-	1,835
Other derivative financial instruments	1,425	1,659	185	459	3,728	1,222	2,420	213	512	4,367
Loan and lease operations portfolio [3]	**74,689**	**172,598**	**88,398**	**229,696**	**565,381**	**68,829**	**166,503**	**88,138**	**241,919**	**565,389**
Total financial assets	**293,702**	**369,445**	**104,640**	**330,902**	**1,098,689**	**307,397**	**372,748**	**110,528**	**349,798**	**1,140,471**

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 91,278 (R$ 94,148 at 12/31/2018), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.

(2) Net of R$ 3,806 (R$ 5,120 at 12/31/2018) which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN.

(3) Net of payment to merchants of R$ 59,548 (R$ 60,504 at 12/31/2018) and the amount of liabilities from transactions related to credit assignments R$ 3,663 (R$ 3,993 at 12/31/2018).

(4) Includes R$ 13,523 (R$ 15,886 at 12/31/2018) related to Compulsory Deposits with Central Banks of other countries.

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Itaú Unibanco Holding S.A.

Undiscounted future flows, except for derivatives which are fair value	03/31/2019					12/31/2018				
Financial liabilities	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total
Deposits	**246,819**	**65,442**	**16,973**	**186,091**	**515,325**	**246,729**	**62,909**	**16,674**	**191,131**	**517,443**
Demand deposits	74,757	-	-	-	74,757	72,581	-	-	-	72,581
Savings deposits	136,613	-	-	-	136,613	136,865	-	-	-	136,865
Time deposit	34,927	64,018	16,856	185,946	301,747	35,450	62,185	16,647	190,984	305,266
Interbank deposits	519	1,424	117	145	2,205	1,830	724	27	147	2,728
Other deposits	3	-	-	-	3	3	-	-	-	3
Compulsory deposits	**(38,789)**	**(14,829)**	**(3,738)**	**(33,922)**	**(91,278)**	**(39,116)**	**(15,228)**	**(3,831)**	**(35,973)**	**(94,148)**
Demand deposits	(5,671)	-	-	-	(5,671)	(5,600)	-	-	-	(5,600)
Savings deposits	(24,759)	-	-	-	(24,759)	(24,695)	-	-	-	(24,695)
Time deposit	(8,359)	(14,829)	(3,738)	(33,922)	(60,848)	(8,821)	(15,228)	(3,831)	(35,973)	(63,853)
Securities sold under repurchase agreements (1)	**276,677**	**14,054**	**5,835**	**33,787**	**330,353**	**275,395**	**16,557**	**10,933**	**42,349**	**345,234**
Government securities	235,533	3,956	2,297	31,626	273,412	232,776	2,856	7,353	38,752	281,737
Private securities	8,683	10,098	3,538	2,161	24,480	10,910	13,701	3,580	3,597	31,788
Foreign	32,461	-	-	-	32,461	31,709	-	-	-	31,709
Funds from acceptances and issuance of securities (2)	**1,267**	**43,313**	**35,093**	**51,928**	**131,601**	**2,189**	**32,950**	**39,077**	**53,626**	**127,842**
Borrowing and onlending (3)	**6,068**	**50,704**	**11,871**	**10,445**	**79,088**	**6,304**	**45,668**	**11,541**	**11,840**	**75,353**
Subordinated debt (4)	**269**	**2,609**	**11,400**	**51,913**	**66,191**	**154**	**2,658**	**6,264**	**52,453**	**61,529**
Derivative financial instruments	**3,376**	**8,147**	**7,144**	**9,129**	**27,796**	**3,168**	**6,885**	**5,672**	**11,794**	**27,519**
Net position	**3,376**	**8,147**	**7,144**	**9,129**	**27,796**	**3,168**	**6,885**	**5,672**	**11,794**	**27,519**
Swaps	184	4,470	6,291	8,467	19,412	923	3,002	4,687	10,742	19,354
Option	396	2,043	421	269	3,129	883	1,935	823	288	3,929
Forward (onshore)	1,975	-	-	-	1,975	470	-	-	-	470
Other derivative financial instruments	821	1,634	432	393	3,280	892	1,948	162	764	3,766
Total financial liabilities	**495,687**	**169,440**	**84,578**	**309,371**	**1,059,076**	**494,823**	**152,399**	**86,330**	**327,220**	**1,060,772**

(1) Includes own and third parties' portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

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Itaú Unibanco Holding S.A. 03/31/2019 12/31/2018 Off balance sheet 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Total Total days days days days days days days days 3,390 14,702 5,936 41,353 65,381 1,305 17,314 5,509 41,977 66,105 Financial Guarantees Commitments to be released 121,469 17,393 4,669 134,819 278,350 110,909 25,977 5,796 130,161 272,843 Letters of credit to be released 12,661 - - - 12,661 10,747 - - - 10,747 Contractual commitments - Fixed assets and Intangible (Notes 13 and 14) - 287 273 - 560 - 405 273 - 678 Total 137,520 32,382 10,878 176,172 356,952 122,961 43,696 11,578 172,138 350,373 F-125 Itaú Unibanco Holding S.A. 03/31/2019 12/31/2018 Off balance sheet 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Total Total days days days days days days days days 3,390 14,702 5,936 41,353 65,381 1,305 17,314 5,509 41,977 66,105 Financial Guarantees Commitments to be released 121,469 17,393 4,669 134,819 278,350 110,909 25,977 5,796 130,161 272,843 Letters of credit to be released 12,661 - - - 12,661 10,747 - - - 10,747 Contractual commitments - Fixed assets and Intangible (Notes 13 and 14) - 287 273 - 560 - 405 273 - 678 Total 137,520 32,382 10,878 176,172 356,952 122,961 43,696 11,578 172,138 350,373 F-125

Itaú Unibanco Holding S.A.

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the requirements of BACEN, which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and require banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, the CNSP and SUSEP issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition of capital

The Referential Equity (PR) used to monitor the compliance with the operational limits imposed by BACEN, is the sum of three items, namely:

- Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.
- Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.
- Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements.Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital.

Composition of Referential Equity

	03/31/2019	12/31/2018
Stockholders' equity attributable to controlling interests	119,824	131,757
Non-controlling interests	12,427	12,276
Change in interest in subsidiaries in a capital transaction	71	98
Consolidated Stockholders' Equity (BACEN)	**132,322**	**144,131**
Common Equity Tier I Prudential Adjustments	(23,166)	(20,773)
Common Equity Tier I	**109,156**	**123,358**
Instruments Eligible to Comprise Additional Tier I	10,868	7,701
Additional Tier I Prudential Adjustments	100	95
Additional Tier I Capital	**10,968**	**7,796**
Tier I (Common Equity Tier I + Additional Tier I Capital)	**120,124**	**131,154**
Instruments Eligible to Comprise Tier II	11,833	15,778
Tier II Prudential Adjustments	99	96
Tier II	**11,932**	**15,874**
Referential Equity (Tier I + Tier II)	**132,056**	**147,028**

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Itaú Unibanco Holding S.A. The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk- weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of March 2019, considering instruments approved after the closing date to compose Tier II, totaling R$ 35,372. Account Principal amount Name of security / currency Issue Maturity Return p.a. balance (original currency) 03/31/2019 Subordinated financial bills - BRL 2 2011 2019 109% to 109.7% of CDI 4 60 2012 2019 IPCA + 4.7% to 5.14% 97 1 2020 111% of CDI 2 20 IPCA + 6% to 6.17% 46 6 2011 2021 109.25% to 110.5% of CDI 13 2 ,307 2012 2022 IPCA + 5.15% to 5.83% 4 ,698 20 IGPM + 4.63% 29 2 ,416 Total 4,889 Subordinated euronotes - USD 990 2010 2020 6.20% 3,965 1,000 2010 2021 5.75% 3,941 730 2011 2021 5,75% to 6,20% 2 ,918 550 2012 2021 6.20% 2,143 2,600 2012 2022 5,50% to 5,65% 1 0,173 2012 2023 7 ,343 1,851 5.13% 7 ,721 Total 30,483 Total 35,372 Perpetual subordinate notes / Supplementary Capital (AT1), issued on January, 2019, were approved by BACEN, increasing by 0.3 p.p. the Tier I Capital index of ITAÚ UNIBANCO HOLDING. II - Capital Requirements in Place and In Progress ITAÚ UNIBANCO HOLDING’s minimum capital requirements are expressed as ratios obtained from the ratio between available capital and the Risk-Weighted Assets (RWA). Schedule for Basel III implementation st As From January 1 , (1) 2018 2019 Common Equity Tier I 4.5% 4.5% Tier I 6.0% 6.0% Total Capital 8.625% 8.0% Additional Capital Buffers (ACP) 2.375% 3.5% Conservation 1.875% 2.5% (2) 0% 0% Countercyclical (3) 0.5% 1.0% Systemic Common Equity Tier I + ACP 6.875% 8.0% Total Capital + ACP 11.0% 11.5% Prudential Adjustments Deductions 100% 100% st (1) Requirements in force as from January 1 , 2019. (2) ACP is triggered during the credit cycle expansion phase. Additionally, in the event of increase of countercyclical Countercyclical additional, the new percentage will be in effect only twelve months after it is announced. (3) The calculation of ACP associates the systemic importance, represented by the institution’s total exposure, to Gross Systemic Domestic Product (GDP). III - Risk-Weighted Assets (RWA) For assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures: RWA = RWACPAD + RWAMINT + RWAOPAD F-127 Itaú Unibanco Holding S.A. The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk- weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of March 2019, considering instruments approved after the closing date to compose Tier II, totaling R$ 35,372. Account Principal amount Name of security / currency Issue Maturity Return p.a. balance (original currency) 03/31/2019 Subordinated financial bills - BRL 2 2011 2019 109% to 109.7% of CDI 4 60 2012 2019 IPCA + 4.7% to 5.14% 97 1 2020 111% of CDI 2 20 IPCA + 6% to 6.17% 46 6 2011 2021 109.25% to 110.5% of CDI 13 2 ,307 2012 2022 IPCA + 5.15% to 5.83% 4 ,698 20 IGPM + 4.63% 29 2 ,416 Total 4,889 Subordinated euronotes - USD 990 2010 2020 6.20% 3,965 1,000 2010 2021 5.75% 3,941 730 2011 2021 5,75% to 6,20% 2 ,918 550 2012 2021 6.20% 2,143 2,600 2012 2022 5,50% to 5,65% 1 0,173 2012 2023 7 ,343 1,851 5.13% 7 ,721 Total 30,483 Total 35,372 Perpetual subordinate notes / Supplementary Capital (AT1), issued on January, 2019, were approved by BACEN, increasing by 0.3 p.p. the Tier I Capital index of ITAÚ UNIBANCO HOLDING. II - Capital Requirements in Place and In Progress ITAÚ UNIBANCO HOLDING’s minimum capital requirements are expressed as ratios obtained from the ratio between available capital and the Risk-Weighted Assets (RWA). Schedule for Basel III implementation st As From January 1 , (1) 2018 2019 Common Equity Tier I 4.5% 4.5% Tier I 6.0% 6.0% Total Capital 8.625% 8.0% Additional Capital Buffers (ACP) 2.375% 3.5% Conservation 1.875% 2.5% (2) 0% 0% Countercyclical (3) 0.5% 1.0% Systemic Common Equity Tier I + ACP 6.875% 8.0% Total Capital + ACP 11.0% 11.5% Prudential Adjustments Deductions 100% 100% st (1) Requirements in force as from January 1 , 2019. (2) ACP is triggered during the credit cycle expansion phase. Additionally, in the event of increase of countercyclical Countercyclical additional, the new percentage will be in effect only twelve months after it is announced. (3) The calculation of ACP associates the systemic importance, represented by the institution’s total exposure, to Gross Systemic Domestic Product (GDP). III - Risk-Weighted Assets (RWA) For assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures: RWA = RWACPAD + RWAMINT + RWAOPAD F-127

Itaú Unibanco Holding S.A.

	03/31/2019	12/31/2018
Credit risk (RWA_{CPAD})[1]	705,894	714,969
Market risk (RWA_{MINT})[2]	36,583	30,270
Operacional risk ($RWAP_{OPAD}$)[3]	81,341	72,833
Total risk-weighted assets	**823,818**	**818,072**

(1) Portion related to exposures to credit risk, calculated using the standardized approach;

(2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674;

(3) Portion related to capital required for operational risk, calculated based on the standardized approach.

The tables below present the breakdown of credit, market and operational risk weighted assets, respectively.

a) Credit Risk

Exposure Weighted by Credit Risk (RWA_{CPAD})

	03/31/2019	12/31/2018
Exposure Weighted by Credit Risk (RWA_{CPAD})	**705,894**	**714,969**
Marketable securities	38,835	40,276
Loan Operations - Retail	125,870	124,356
Loan Operations - Non-Retail	260,648	256,958
Joint Liabilities - Retail	144	140
Joint Liabilities - Non-Retail	42,495	43,288
Loan Commitments - Retail	34,679	33,871
Loan Commitments - Non-Retail	10,367	10,673
Derivatives – Future potential gain	4,288	4,193
Agency Transition	1,956	3,330
Other exposures	186,612	197,884

b) Market Risk

	03/31/2019 [1]	12/31/2018 [1]
Market Risk Weighted Assets - Standard Aproach (RWA_{MPAD})	**42,307**	**37,838**
Operations subject to interest rate variations	**39,666**	**30,286**
Fixed rate denominated in reais	2,531	2,026
Foreign exchange coupons	24,013	19,633
Price index coupon	13,122	8,627
Operations subject to commodity price variation	**553**	**389**
Operations subject to stock price variation	**457**	**362**
Operations subject to risk exposures in gold, foreign currency and foreign exchange variation	**1,632**	**6,801**
Minimum Market Risk Weighted Assets - Standard Aproach (RWA_{MPAD}) [1] (a)	**33,846**	**30,270**
Market Risk Weighted Assets calculated based on internal methodology (b)	**36,583**	**22,871**
Reduction of Market Risk Weighted Assets due to Internal Models Aproach	**(5,724)**	**(7,568)**
Market Risk Weighted Assets (RWA_{MINT}) - maximum of (a) and (b)	**36,583**	**30,270**

(1) Calculated based on internal models, with maximum saving possibility of 20% of the standard model.

At March 31, 2019, RWAMINT totaled R$ 36,583, which corresponds to 80% of RWAMPAD, higher than the capital calculated at internal models, which totaled R$ 33,846.

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Itaú Unibanco Holding S.A.

c) Operational Risk

	03/31/2019	12/31/2018
Operational Risk-Weighted Assets (RWA_{OPAD})	**81,341**	**72,833**
Retail	13,985	12,822
Commercial	27,818	26,214
Corporate finance	2,819	2,697
Negotiation and sales	15,461	11,736
Payments and settlement	8,897	8,282
Financial agent services	4,672	4,343
Asset management	7,661	6,715
Retail brokerage	27	24

IV - Capital Adequacy

The Board of Directors is the body responsible for approving the capital management institutional policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, which purpose is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP – conducted for the base date December 2018 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to face all material risks, a significant capital surplus, thus assuring the institution's equity soundness.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING and the availability of capital to support business growth, ITAÚ UNIBANCO HOLDING maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

The Basel Ratio reached 16% on March 31, 2018, with a reduction of 2.0 percentage points in relation to December 31, 2018, mainly due to the payment of additional dividends related to the 2018 net income.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus in relation to the minimum Referential Equity required in the amount of R$ 66,151, higher than the ACP of R$ 28,834, widely covered by the available capital.

	03/31/2019				12/31/2018			
	Amount		Ratio		Amount		Ratio	
	Required	Current	Required	Current	Required	Current	Required	Current
Common Equity Tier I	37,072	109,156	4.5%	13.3%	36,813	123,358	4.5%	15.1%
Additional Tier I Capital		10,968	-	-	-	7,796	-	-
Tier I (Common Equity Tier I + Additional Tier I Capital)	**49,429**	**120,124**	**6.0%**	**14.6%**	**49,084**	**131,154**	**6.0%**	**16.0%**
Tier II		11,932	-	-	-	15,874	-	-
Referential Equity (Tier I + Tier II)	**65,905**	**132,056**	**8.0%**	**16.0%**	**70,559**	**147,028**	**8.625%**	**18.0%**
Amount Required for Additional Capital Buffers (ACP)	**28,834**		**3.5%**		**19,429**		**2.375%**	

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 03/31/2019 , fixed assets ratio reached 28.3%, showing a surplus of R$ 28,666 million.

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores "Reports"/ Pillar 3 and Global Systemically Important Banks.

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Itaú Unibanco Holding S.A. V - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 aiming at assessing its solvency in plausible scenarios of a systemic crisis, as well as at identifying areas that are more susceptible to the impact of stress, and that can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are established considering their relevance to the bank’s result, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (GDP, benchmark interest rate and inflation) and of the credit market (fundraising, loans, default rate, spread and fees) for these scenarios are generated based on exogenous shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet that then change the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels, not impacting the development of its activities. This information allows to identify potential factors of risks on businesses, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section “Reports”/ Pillar 3 and Global Systemically Important Banks. VI – Leverage Ratio The Leverage Ratio is defined as the rate between Capital Tier I and Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions provided by BACEN Circular Letter 3,706, of May 5, 2015, since October 2015, ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, and the basis was established as the ratio behavior observation period since its implementation in 2011 until 2017. More information on the composition of the Leverage Ratio, which are not part of its financial statements, is available at www.itau.com.br/investors-relations, “Reports” / Pillar 3 and Global Systemically Important Banks. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good national and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plan and capitalization products are properly reported to the proper bodies. The management process of insurance, pension plan and capitalization risks is independent and focused on the specifics of each risk. ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas. F-130 Itaú Unibanco Holding S.A. V - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 aiming at assessing its solvency in plausible scenarios of a systemic crisis, as well as at identifying areas that are more susceptible to the impact of stress, and that can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are established considering their relevance to the bank’s result, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (GDP, benchmark interest rate and inflation) and of the credit market (fundraising, loans, default rate, spread and fees) for these scenarios are generated based on exogenous shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet that then change the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels, not impacting the development of its activities. This information allows to identify potential factors of risks on businesses, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section “Reports”/ Pillar 3 and Global Systemically Important Banks. VI – Leverage Ratio The Leverage Ratio is defined as the rate between Capital Tier I and Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions provided by BACEN Circular Letter 3,706, of May 5, 2015, since October 2015, ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, and the basis was established as the ratio behavior observation period since its implementation in 2011 until 2017. More information on the composition of the Leverage Ratio, which are not part of its financial statements, is available at www.itau.com.br/investors-relations, “Reports” / Pillar 3 and Global Systemically Important Banks. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good national and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plan and capitalization products are properly reported to the proper bodies. The management process of insurance, pension plan and capitalization risks is independent and focused on the specifics of each risk. ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas. F-130

Itaú Unibanco Holding S.A. II – Risks of Insurance and Private Pension ITAÚ UNIBANCO HOLDING offers its products to clients through bancassurance or direct distribution. Life, accident, credit life and multiple peril insurance products are mainly distributed by bancassurance operation. Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial and behaviorall. · Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance). · Financial risk: is inherent in the underwriting risk of products that offer a financial guarantee pre- established in an agreement, and this risk is considered insurance risk · Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits. The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, on benchmarks and the experience of the actuaries. F-131 Itaú Unibanco Holding S.A. II – Risks of Insurance and Private Pension ITAÚ UNIBANCO HOLDING offers its products to clients through bancassurance or direct distribution. Life, accident, credit life and multiple peril insurance products are mainly distributed by bancassurance operation. Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial and behaviorall. · Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance). · Financial risk: is inherent in the underwriting risk of products that offer a financial guarantee pre- established in an agreement, and this risk is considered insurance risk · Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits. The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, on benchmarks and the experience of the actuaries. F-131

Itaú Unibanco Holding S.A.

a) Effect of changes on actuarial assumptions

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually conducted under the *ceteris paribus* condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Sensitivity analysis	Impact in Results and Stockholders' Equity (1)			
	03/31/2019 (2)		12/31/2018	
	Private Pension	Insurance	Private Pension	Insurance
Mortality Rates				
5% increase	15	(1)	15	(1)
5% decrease	(16)	(1)	(16)	(1)
Risk-free Interest Rates				
0.1% increase	30	8	30	8
0.1% decrease	(44)	(8)	(44)	(8)
Conversion in Income Rates				
5% increase	(14)	-	(14)	-
5% decrease	14	-	14	-
Claims				
5% increase	-	(37)	-	(37)
5% decrease	-	37	-	37

(1) Amounts net of tax effects.

(2) The amounts shown in the tables express the position at 12/31/2018, since the actuarial calculations are made semi-annually.

F-132

Itaú Unibanco Holding S.A.

b) Risk concentration

For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.

	01/01 to 03/31/2019			01/01 to 03/31/2018		
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Individuals						
Group accident insurance	181	181	100.0	151	150	99.3
Individual accident	58	58	100.0	72	78	108.3
Credit life	240	240	100.0	210	210	100.0
Group life	228	228	100.0	225	231	102.7

III) Market, credit and liquidity risk

a) Market risk

Market risk is analyzed, in relation to insurance operations, based on the following metrics and sensitivity and loss control measures: Value at Risk (*VaR*), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency.

Class	03/31/2019		12/31/2018	
	Account balance	DV01	Account balance	DV01
Government securities				
NTN-C	5,179	(2.61)	5,096	(2.70)
NTN-B	6,643	(7.69)	6,091	(7.17)
LTN	125	-	-	-
Private securities				
Indexed to IPCA	202	(0.04)	259	(0.06)
Indexed to PRE	2	-	10	-
Shares	**1**	**-**		
Floating assets	**4,722**	**-**	**4,085**	**-**
Under agreements to resell	**3,764**	**-**	**5,575**	**-**

F-133

Itaú Unibanco Holding S.A.

b) Liquidity Risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed, for insurance operation, continuously based on the monitoring of payment flows related to its liabilities vis a vis the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	**Assets**	**03/31/2019**			**12/31/2018**		
		Liabilities amounts (1)	**Liabilities DU (2)**	**Assets DU (2)**	**Liabilities amounts (1)**	**Liabilities DU (2)**	**Assets DU (2)**
Insurance operations	**Backing asset**						
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	2,170	56.7	12.6	2,111	56.7	12.6
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	937	48.0	18.5	927	48.0	18.5
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	564	99.2	32.3	562	99.2	32.3
Subtotal	**Subtotal**	**3,671**			**3,600**		
Pension plan, VGBL and individual life operations							
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	100	128.4	75.9	98	128.4	75.9
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	12	-	11.0	13	-	11.0
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	45	-	11.0	43	-	11.0
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	25	15.4	11.0	25	15.4	11.0
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	463	-	11.0	310	-	11.0
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	2,869	120.4	71.4	2,820	120.4	71.4
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	191,411	182.0	28.2	187,908	182.0	28.2
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, debentures	4,890	209.0	91.7	4,815	209.0	91.7
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	957	165.5	91.7	948	165.5	91.7
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	598	208.8	91.5	607	208.8	91.5
Subtotal	**Subtotal**	**201,370**			**197,587**		
Total technical reserves	**Total backing assets**	**205,041**			**201,187**		

(1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance.

(2) DU = Duration in months.

(3) Excluding PGBL / VGBL reserves allocated in variable income.

F-134

Itaú Unibanco Holding S.A. c) Credit Risk I - Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of regulatory authority of reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below the division of risks granted by the ITAÚ UNIBANCO HOLDING’s insurance companies to reinsurance companies: - Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 97.72% (78.13% at 12/31/2018). - Social Security Operations: related to reinsurance premiums are entirely represented by Austral with 40%, General Reinsurance with 30% and IRB Brasil Resseguros with 30% (same percentages (%s) noted at 12/31/2018). II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulation. F-135 Itaú Unibanco Holding S.A. c) Credit Risk I - Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of regulatory authority of reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below the division of risks granted by the ITAÚ UNIBANCO HOLDING’s insurance companies to reinsurance companies: - Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 97.72% (78.13% at 12/31/2018). - Social Security Operations: related to reinsurance premiums are entirely represented by Austral with 40%, General Reinsurance with 30% and IRB Brasil Resseguros with 30% (same percentages (%s) noted at 12/31/2018). II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulation. F-135

Itaú Unibanco Holding S.A.

III - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	03/31/2019				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	financial instruments - fair value through other comprehensive income	Total
Lower risk	6,151	123,974	126,179	91	256,395
Satisfactory	-	-	-	-	-
Higher Risk	-	-	4	-	4
Total	**6,151**	**123,974**	**126,183**	**91**	**256,399**
%	**2.4**	**48.4**	**49.2**	**-**	**100.0**

(*) Includes Derivatives in the amount of R$ 780 million.

	12/31/2018				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	financial instruments - fair value through other comprehensive income	Total
Lower risk	8,247	28,969	179,771	-	216,987
Satisfactory	-	-	2	-	2
Higher Risk	-	-	-	-	-
Total	**8,247**	**28,969**	**179,773**	**-**	**216,989**
%	**3.8**	**13.3**	**82.9**	**-**	**100.0**

(*) Includes Derivatives in the amount of R$ 449 million.

F-136

Itaú Unibanco Holding S.A. Note 33 – Supplementary information a) Acquisition of minority interest in Edenred Participações S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its controlled company ITAÚ UNIBANCO, entered into, with Edenred Participações S.A. (EDENRED) a strategic partnership in the benefit market to workers governed mainly by PAT – Worker’s Meal Program. EDENRED is controlled by Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership will enable ITAÚ UNIBANCO to add the benefits issued by TICKET to its current offer of products and services focused on clients of wholesale, medium, micro and small companies segments. In addition, ITAÚ UNIBANCO will make a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the Bank’s legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. The effective acquisitions and financial settlements will occur after the required regulatory approvals. F-137 Itaú Unibanco Holding S.A. Note 33 – Supplementary information a) Acquisition of minority interest in Edenred Participações S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its controlled company ITAÚ UNIBANCO, entered into, with Edenred Participações S.A. (EDENRED) a strategic partnership in the benefit market to workers governed mainly by PAT – Worker’s Meal Program. EDENRED is controlled by Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership will enable ITAÚ UNIBANCO to add the benefits issued by TICKET to its current offer of products and services focused on clients of wholesale, medium, micro and small companies segments. In addition, ITAÚ UNIBANCO will make a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the Bank’s legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. The effective acquisitions and financial settlements will occur after the required regulatory approvals. F-137